                   As filed with the Securities and Exchange
                        Commission on October 18, 1995
                          Registration No. 33-60273

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933




                           PRO-FAC COOPERATIVE, INC.
             (Exact name of registrant as specified in its charter)

                                    NEW YORK
         (State or other jurisdiction of incorporation or organization)

                                   16-6036816
                      (I.R.S. Employer Identification No.)

                                90 LINDEN PLACE
                           ROCHESTER, NEW YORK 14625
                                 (716) 383-1850
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       STEPHEN R. WRIGHT, GENERAL MANAGER
                           Pro-Fac Cooperative, Inc.
                                90 Linden Place
                           Rochester, New York 14625
                                 (716) 383-1850
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                            THOMAS M. HAMPSON, ESQ.
                           Harris Beach & Wilcox, LLP
                              130 East Main Street
                           Rochester, New York 14604

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

                        Calculation of Registration Fee

                                                       Proposed          Proposed
  Title of each                                        Maximum           Maximum
    Class of                      Amount               Offering          Aggregate          Amount of
  Securities to                    to be                Price            Offering          Registration
  be Registered                 Registered             per Unit           Price                 Fee
 --------------                 ----------             --------          ---------         ------------


Common Stock                    1,100,000              $ 5.00          $ 5,500,000           $1,896.56

Retains                       $10,000,000                 100%         $10,000,000            3,448.28
                                                                                             ---------


Preferred Stock(1)

   Total                                                                                     $5,344.84(2)
                                                                                             =========



(1)   Representing Preferred Stock issuable at maturity of Retains.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


(2)   Of this amount, $3,620.70 has been previously paid.

                           Pro-Fac Cooperative, Inc.
            Cross-Reference Sheet Furnished Pursuant to Item 501(b)
                               of Regulation S-K

                                                                          Location or
     Item of Form S-1                                               Caption in Prospectus

1.    Forepart of Registration                                   Outside Front Cover Page
      Statement and Outside Front
      Cover Page of Prospectus

2.    Inside Front and Outside and                               Available Information;
      Back Cover Pages of Prospectus                             Summary of Prospectus;
      Table of Contents


3.    Summary Information,                                       Summary of Prospectus;
      Risk Factors and Ratio                                     Risk Factors; Ratio of
      of Earnings to Fixed                                       Earnings to Fixed Charges and
      Charges                                                    Preferred Dividends


4.    Use of Proceeds                                            Use of Proceeds

5.    Determination of Offering                                  Business of Pro-Fac
      Price

6.    Dilution                                                   Not Applicable

7.    Selling Security Holders                                   Not Applicable

8.    Plan of Distribution                                       Outside Front Cover Page;
                                                                 Description of Pro-Fac
                                                                 Securities

9.    Description of Securities                                  Description of Pro Fac
      to be Registered                                           Securities

10.   Interests of Named Experts                                 Not Applicable
      and Counsel

11.   Information with Respect                                   Business of Pro-Fac;
      to the Registrant                                          Description of Properties,
                                                                 Financial Statements, Selected
                                                                 Historical Financial Data of
                                                                 Pro-Fac; Management's Discussion
                                                                 and Analysis of Financial
                                                                 Condition and Results of
                                                                 Operations; Management and
                                                                 Directors; Executive
                                                                 Compensation; Security Ownership
                                                                 of Certain Beneficial Owners and
                                                                 Management; Certain Transactions

12.   Disclosure of Commission                                   Not Applicable
      Position on Indemnification
      for Securities Act Liabilities

                           PRO-FAC COOPERATIVE, INC.

                        1,100,000 Shares of Common Stock

                              $10,000,000 Retains



Pro-Fac Cooperative, Inc. ('Pro-Fac') is a New York cooperative corporation with capital stock which markets the agricultural products grown by its members, all of whom are its common shareholders, through Curtice-Burns Foods, Inc.
('Curtice-Burns'), a food processing corporation which is a wholly-owned subsidiary of Pro-Fac. This Prospectus pertains to common stock, the allocation by Pro-Fac to its members of certain credits representing payments by Pro-Fac for crops purchased, denominated 'retains', and to the issuance by Pro-Fac of its preferred stock to members and other persons holding such retains.




SEE THE SECTION OF THIS  PROSPECTUS  ENTITLED 'RISK  FACTORS,'
WHICH BEGINS ON PAGE 9, FOR CERTAIN SPECIAL FACTORS RELATING TO THIS OFFERING.


           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                   OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.


                                                              Underwriting
                                Price to                      Discounts and              Proceeds to
                                 Public                       Commissions (1)             Issuer (2)
                         ----------------------               ---------------           ------------


Common Stock             Per Share       $      5.00                 --                $ 5,500,000
                         Total:          $ 5,500,000


Retains                  Per Unit:               100%                --                        100%
                         Total:          $10,000,000                 --                $10,000,000




                     ======================================



(1) The securities described in this Prospectus are to be offered and distributed directly by the issuer through officers of Pro-Fac, without the use of any underwriter or dealer, and no discounts, commissions or other compensation are to be allowed or paid therefor.


(2)   Before deducting expenses estimated at $47,500.


(3) The issuance of preferred stock does not result in any additional cash proceeds. See 'Use of Proceeds.'

            The date of this Prospectus is October 18, 1995.

                             AVAILABLE INFORMATION

Pro-Fac is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the 'Commission'). Reports and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. and at its regional offices located at 7 World Trade Center (Suite 1300), New York, New York 10048 and at 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth St., N.W., Washington, D.C. 20549, at prescribed rates.

                            REPORTS TO SHAREHOLDERS

Pro-Fac furnishes annual reports to its members on Form 10-K which contain audited financial statements.

                               TABLE OF CONTENTS

                                                                                                           Page


      Summary of Prospectus..............................................................................    5
      Risk Factors.......................................................................................    9
      Use of Proceeds....................................................................................   11
      Ratio of Earnings to Fixed Charges and
         Preferred Dividends.............................................................................   11
      Business of Pro-Fac................................................................................   12
      Relationship with Curtice-Burns....................................................................   18
      Description of Pro-Fac Securities..................................................................   21
      Selected Historical Financial Data of Pro-Fac......................................................   28
      Pro Forma Financial Data of Pro-Fac and Curtice Burns..............................................   29
      Management's Discussion and Analysis of Financial
         Condition and Results of Operations.............................................................   31
      Business of Curtice Burns..........................................................................   42
      Description of Properties..........................................................................   52
      Management and Directors...........................................................................   53
      Executive Compensation.............................................................................   59
      Security Ownership of Certain Beneficial Owners and
         Management......................................................................................   60
      Certain Relationships and Related Transactions.....................................................   62
      Legal Opinion......................................................................................   64
      Experts     .......................................................................................   64
      Index to Financial Statements......................................................................  F-1



No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the transactions described herein, and if given or made, such information or representations must not be relied upon as having been authorized by Pro-Fac. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities covered by this Prospectus in any state to any person to whom it is unlawful to make such offer or solicitation in such state. Neither the delivery of this Prospectus nor the distribution of any security covered by this Prospectus shall, under any circumstances, create an implication that there has been no change in the facts herein set forth or in the affairs of Pro-Fac since the date hereof.

                             SUMMARY OF PROSPECTUS

The  following  summary  is  qualified  in its  entirety  and  should be read in
conjunction  with  the  more  detailed   information  and  financial  statements
appearing elsewhere in this Prospectus.

Pro-Fac:

Pro-Fac is an agricultural cooperative corporation formed in 1960 under New York law to process and market crops grown by its members. Only growers of crops marketed through Pro-Fac (or associations of such growers) can become members of Pro-Fac.

A grower becomes a member of Pro-Fac through the purchase of common stock, which obligates the grower to supply, and Pro-Fac to purchase, crops for delivery to and processing by Curtice-Burns Foods, Inc. ('Curtice-Burns' or the 'Company'). The principal office of Pro-Fac is at 90 Linden Place, Rochester, New York 14625; its telephone number is (716) 383-1850.

Recent Changes in Relationship with Curtice-Burns:

Curtice-Burns is a producer and marketer of processed food products, including canned and frozen fruits and vegetables, canned desserts and condiments, fruit fillings and toppings, canned chilies and stews, salad dressings, pickles, peanut butter and snack foods. In addition, Curtice-Burns manufactures cans, which are both utilized by the Company and sold to third parties. Pro-Fac and Curtice-Burns were established together in the early 1960s and have had a long-standing contractual relationship under an Integrated Agreement pursuant to which Pro-Fac provided crops and financing to Curtice-Burns, Curtice-Burns provided a market and management to Pro-Fac, and Pro-Fac shared in the profits of Curtice-Burns.

On November 3, 1994, Pro-Fac acquired Curtice-Burns (the 'Acquisition'), and Curtice-Burns became a wholly-owned subsidiary of Pro-Fac. In connection with the Acquisition, Agway Inc. and the other shareholders of Curtice-Burns received $19.00 per share in cash for their shares of common stock of Curtice-Burns. The purchase price and fees and expenses related to the Acquisition were financed with borrowings under a new credit agreement (the 'New Credit Agreement') with Springfield Bank for Cooperatives, predecessor to CoBank ACB (the 'Bank'), and the proceeds of the Company's 12-1/4 percent Senior Subordinated Notes due 2005 (the 'Notes'). Pro-Fac has guaranteed the obligations of the Company under the New Credit Agreement and the Notes.

As a result of the indebtedness incurred in connection with the Acquisition, Curtice-Burns is a much more highly leveraged company, with higher interest expenses, than prior to the Acquisition. The New Credit Agreement and the Notes restrict the ability of Pro-Fac to amend the Pro-Fac Marketing Agreement. The New Credit Agreement and the Notes also restrict the amount of dividends and other payments that may be made by the Company to Pro-Fac. Such restrictions on the flow of cash to Pro-Fac may affect the ability of Pro-Fac to pay dividends on its common and preferred stock or to repurchase common or preferred stock.

Pro-Fac Securities:

Common Stock. Common stock, par value $5, is sold for cash at its par value to all growers or associations of growers who become members of Pro-Fac, and ownership of common stock is thus synonymous with membership in Pro-Fac. The common stock investment required of each new member is based upon the nature, location, and quantity of particular crops in particular locations. In determining the level of common stock investment required for a member who desires to market a specified quantity or acreage of a crop through Pro-

Fac, the Board of Directors takes into account the expected Commercial Market Value ('CMV') of the crop, the level of interest in marketing that crop through Pro-Fac and other factors. Common stock may only be held by members of Pro-Fac who are growers of crops marketed through Pro-Fac (or by associations of such growers), and may only be transferred with the written consent of Pro-Fac. Any proposed purchaser of outstanding common stock must be a grower willing to assume all of the seller's obligations as a member of Pro-Fac and must be acceptable to the Board of Directors.

Upon the purchase of common stock, a new member of Pro-Fac executes the General Marketing Agreement, which provides for (1) delivery of crops; (2) the availability of facilities for receiving and processing the crops; (3) the operation of a single marketing pool for all crops delivered based upon the establishment of the CMV, as defined, of each crop each year; and (4) the manner of payment by Pro-Fac to its members of the purchase price for delivered crops. Annual crop agreements supplement the General Marketing Agreement by setting forth quality specifications, terms and conditions for the production and delivery of the member's specific crop, and the relative value weighting to be given to raw product by grade category. See 'Business of Pro-Fac.'

Retains. Retains are issued to reflect the retention by Pro-Fac of a portion of its proceeds, as described below. Patronage proceeds are its gross receipts derived from sources that under federal tax law qualify as patronage income, which is primarily proceeds from the sale of crops supplied by members of Pro-Fac, as well as transactions that facilitate or are directly related to such marketing activities.


Under the bylaws of Pro-Fac, net proceeds from patronage income must be paid or allocated each year to each member on the basis of the business done by that member with Pro-Fac during the preceding crop year. Distribution may be made in cash or by allocating to the account of each member his interest in that portion of the proceeds retained by Pro-Fac for use as working capital or for such other purposes as may be determined by the Board of Directors ('retains'). Such retains are made up of allocations for which qualified notices have been distributed ('qualified retains') and non-qualified notices of allocations ('non-qualified retains'). Qualified retains are freely transferable and normally mature into preferred stock at its par value, $25 per share, in December of the fifth year after allocation. Although there were, for several years preceding the Acquisition, two broker-dealers making a market in Pro-Fac qualified retains, no such market currently exists, and there can be no assurance that any such market will be reestablished. Non-qualified retains may not be sold or purchased and may, in the discretion of the Board of Directors, be redeemed after five years for cash and/or preferred stock. In the past, qualified retains have been converted into Non-Cumulative Preferred Stock upon maturity, and Non-Cumulative Preferred Stock has been used to redeem non-qualified retains. It is the intention of the Board of Directors that retains maturing or redeemed in the future, commencing with the retains expected to mature or be redeemed in fiscal 1996, will be converted into, or redeemed using, Class A Cumulative Preferred Stock. With respect to retains issued prior to September 1995, however, it is expected that the Board will permit holders of such retains to elect to receive Non-Cumulative Preferred Stock rather than Class A Cumulative Preferred Stock. See 'Description of Pro-Fac Securities.'

Preferred Stock. Until October 1995, all preferred stock issued by Pro-Fac has been Non-Cumulative Preferred Stock. On October 10, 1995, Pro-Fac consummated an exchange offer in which shares of Class A Cumulative Preferred Stock ('Cumulative Preferred Stock') were exchanged for outstanding shares of Non-Cumulative Preferred Stock (the 'Exchange Offer'). The purpose of the Exchange Offer was to provide stockholders with the opportunity to exchange, on a share-for-share basis, shares of Non-Cumulative Preferred Stock (which are highly illiquid) for shares of Cumulative Preferred Stock (which have been accepted for inclusion in the NASDAQ National Market System). It is the intention of the Board of Directors that retains maturing or redeemed in the future, commencing with the retains expected to mature or be redeemed in fiscal 1996, will be converted into, or redeemed using, Cumulative Preferred Stock. With respect to retains issued prior to September 1995, however, it is expected that the Board will permit holders of such retains to elect to receive Non-Cumulative Preferred Stock rather than Cumulative Preferred Stock.


Holders of shares of Cumulative Preferred Stock will be entitled to receive, when, as and if declared by the Board, out of assets of Pro-Fac legally available therefor, cumulative cash dividends at a quarterly rate equal to $0.43 per share (or an annual rate of approximately 6.88% of the liquidation preference of $25.00 per share). Although the Cumulative Preferred Stock has been accepted for inclusion in the NASDAQ National Market system, there can be no assurance that an established and liquid market for the Cumulative Preferred Stock will develop or that it will continue if one develops. Holders of Non-Cumulative Preferred Stock are entitled to receive, in preference to dividends on Pro-Fac's shares of Common Stock, dividends at a rate of not less that 6% per annum, when, as and if declared by the Board of Directors out of legally available funds. The Board does not anticipate paying a dividend in excess of 6% per annum on shares of Non-Cumulative Preferred Stock. Currently, there is no active trading market for the Non-Cumulative Preferred Stock. The reduction in the number of outstanding shares of Non-Cumulative Preferred Stock as a result of the Exchange Offer and the Board's intention to issue primarily Cumulative Preferred Stock in the future as retains mature or are redeemed may result in a further reduction in the liquidity of Non-Cumulative Preferred Stock. See 'Description of Pro-Fac Securities.'


Use of Proceeds: The cash retained as a result of distributing net proceeds in the form of retains rather than in cash will be used for general corporate purposes as determined by the Board of Directors at the time of receipt. No separate cash proceeds are realized from the issuance of preferred stock that results from the conversion of retains.

Tax Treatment of Amounts Paid or Allocated to Members: Under the federal income tax laws, members of Pro-Fac must include currently in their taxable income calculation the purchase price for their crops, including all cash payments and allocations of qualified retains. Non-qualified retains are not subject to current taxation to the members and are taxable to the members only if and when redeemed by Pro-Fac. See 'Business of Pro-Fac.'

Benefits of Membership: From the point of view of a member of Pro-Fac there are several advantages that he receives from his membership in Pro-Fac, which include the following:

   1. The primary advantage is that the member has an established market for a portion of his crop in advance of the crop season.

   2. A member of Pro-Fac can specialize in the production of one or a few crops, which normally tends to increase the efficiency of his operations, yet have the opportunity to participate in the potential benefits of crop and geographical diversity, since he shares in the proceeds of all crops marketed through Pro-Fac in proportion to the value of his own crops marketed through Pro-Fac.

   3. Members of Pro-Fac have the satisfaction of knowing that their views will be heard in the Cooperative because at least 80 percent of the directors of Pro-Fac and all of the members of the commodity committees are also grower-members. The members of the commodity committees and all of the directors (except for directors, who may not constitute more than 20 percent of the entire board, appointed by the Board of Directors to represent the public interest) are also elected by the members of Pro-Fac on a regional basis.

   4. Should Pro-Fac or Curtice-Burns need additional crops for an existing division of Curtice-Burns, qualified members are given the first opportunity to provide those crops.

   5. The member obtains the benefit of the expertise of Curtice-Burns in the processing and marketing of food products.

   6. Over a period of years, depending on the results of operations, the member has the opportunity to build a substantial equity investment in Pro-Fac retains and preferred stock.

   7. The investment of the member in Pro-Fac common stock and the market for his products derived from that investment are transferable, subject to the approval of the Pro-Fac Board of Directors, so that should he want to reduce or terminate his production of crops, he can liquidate his common stock investment through the sale of his shares to an eligible grower or to Pro-Fac itself.

To obtain these advantages the member must:

   1. Purchase shares of common stock of Pro-Fac based upon the type, location, and volume of crops he agrees to market through Pro-Fac.


   2. Agree to the retention by Pro-Fac of a portion of its proceeds from patronage business above the CMV of crops marketed. For example, in the 1995, 1994, and 1993 fiscal years, 80 percent of such proceeds, excluding non-qualified retains, was so retained by Pro-Fac each year. For the first five years, such amounts are retained without payment of interest or dividends. In addition, in such fiscal years, 100 percent of such proceeds allocated as non-qualified retains was so retained by Pro-Fac. A member's investment in the retains and preferred stock of Pro-Fac is relatively illiquid. Recent sales of qualified retains and preferred stock have been at prices substantially below the face amounts thereof.


   3. Agree to the delayed payment of a portion of the purchase price for his crops. Such delay will exceed the industry average in many instances.

   4. Include in his income for tax purposes not only the cash payments received for his crops but also the amount of qualified retains allocated to his account in that year and any non-qualified retains redeemed in that year.


   5. Assume the risk that he may be paid less than CMV for his crops. See 'Risk Factors - Member's Share of Proceeds Could be Less Than CMV' and 'Business of Pro-Fac.'

                                  RISK FACTORS

Member's Share of Proceeds Could be Less Than CMV: Payment for crops is based upon the CMV of such crops, which is the weighted average of the prices paid by other commercial processors for similar crops used for similar or related purposes sold under preseason contracts or in the open market in the same or similar market areas.

While Curtice-Burns has agreed to pay to Pro-Fac at least the CMV of Pro-Fac crops, the total proceeds of Pro-Fac depend in large part on the overall profitability of Curtice-Burns. There can be no assurance that payment by Pro-Fac to a member for his crops from the proceeds of Pro-Fac will be equal to or greater than the CMV of those crops. Although the members of Pro-Fac have been paid more than the CMV of their crops in every year of Pro-Fac operations except 1963, 1969, and 1970, the increased indebtedness incurred by Curtice-Burns in connection with the Acquisition has increased the leverage and interest expense of Curtice-Burns, thus increasing the risk that Pro-Fac may, in one or more coming years, pay members less than the CMV of their crops. There is no relationship between the CMV of crops and the cost of producing such crops since CMV is determined by supply and demand in the marketplace.

While each year Pro-Fac must, under its bylaws, pay or allocate to each member his pro rata share of the net proceeds of Pro-Fac from patronage business, Pro-Fac may retain whatever portion of such proceeds the Board of Directors may determine to be necessary for the operations of Pro-Fac, allocating the retained portion to the accounts of members. There is thus no assurance that a member of Pro-Fac will receive cash payments for his crops equal to the CMV thereof or that he will receive any cash payments in addition to CMV even if his share of the proceeds of Pro-Fac from patronage business is equal to or greater than CMV.

Delayed Payments for Crops: Pro-Fac members receive delayed payment of a portion of the purchase price for their crops. The delay exceeds the industry average in many instances. See 'Business of Pro-Fac - Marketing of Members' Crops - Timing of Payments for Crops' and '- Harvest-Time Advances.'

Inclusion of Certain Payments in Taxable Income: A member of Pro-Fac must include in his taxable income for federal income tax purposes his share of the net proceeds of Pro-Fac realized from patronage business which are paid to him in cash or allocated to his account as qualified retains. Non- qualified retains are included in the member's taxable income only upon redemption. See 'Business of Pro-Fac.'

Increase in Leverage of Curtice-Burns: As a result of the Acquisition, Curtice-Burns is highly leveraged, and such leverage may increase as a result of further borrowings to fund capital expenditures, working capital needs or for other general corporate purposes. The degree to which the Company is leveraged is important to members of Pro-Fac because the amount paid by Curtice-Burns for crops supplied by Pro-Fac, and the amount of dividends that Curtice-Burns may pay to Pro-Fac, varies depending upon the profitability of Curtice-Burns. Such payments, in turn, affect what Pro-Fac may pay to its members for their crops and the ability of Pro-Fac to pay dividends on, or repurchase, its common and preferred stock. A high degree of leverage may make Curtice-Burns more vulnerable to economic downturns, may limit its ability to withstand competitive pressures, and may impair the Company's ability to obtain financing in the future for working capital, capital expenditures, and general corporate purposes.

Non-Transferability   of  Non-Qualified   Retains:   Non-qualified  retains  are
non-transferable  and  do  not  bear  interest.   See  'Description  of  Pro-Fac
Securities.'


Absence of Market for Preferred Stock and Qualified Retains: The preferred stock and qualified retains of Pro-Fac may be transferred without the consent of Pro-Fac. There were, for several years preceding the Acquisition, broker-dealers making a market in Pro-Fac Non-Cumulative Preferred Stock and qualified retains, but no such market currently exists. There is no assurance that these arrangements, or any other organized market for Pro-Fac preferred stock and qualified retains, will be re-established. The purpose of the Exchange Offer was to provide stockholders with the opportunity to exchange, on a share-for-share basis, shares of Non-Cumulative Preferred Stock (which are highly illiquid) for shares of Cumulative Preferred Stock (which have been accepted for inclusion in the NASDAQ National Market System). There can be no assurance, however, that an established and liquid market for the Cumulative Preferred Stock will develop or that it will continue if one develops. The reduction in the number of outstanding shares of Non-Cumulative Preferred Stock as a result of the Exchange Offer and the Board's intention to issue primarily Cumulative Preferred Stock in the future as retains mature or are redeemed may result in a further reduction in the liquidity of Non-Cumulative Preferred Stock. Qualified retains do not bear interest. See 'Description of Pro-Fac Securities.'

Effect of Exchange Offer on Patronage Income in Fiscal 1996: Because dividends on the Non-Cumulative Preferred Stock are payable annually (with the most recent dividend having been paid in July 1995) and dividends on the Cumulative
Preferred Stock are paid quarterly (with dividends expected to be paid on October 31, 1995, January 31, 1996 and April 30, 1996), the exchange of Non-Cumulative Preferred Stock for Cumulative Preferred Stock on October 10, 1995 is likely to result in the payment of 1-3/4 years of dividends to the holders of exchanged shares in fiscal 1996. Such dividends will reduce the amount of patronage income allocated to members in fiscal 1996.


Possible Changes of Treatment of Retains: The current policy of Pro-Fac with regard to the maturing of qualified retains into preferred stock and the redemption of non-qualified retains for preferred stock and/or cash is described in this Prospectus under 'Description of Securities Offered.' This policy is, however, subject to change, in the discretion of the Board of Directors.

Each Member Receives One Vote: Each member of Pro-Fac has one vote, regardless of the number of shares of common stock held. Further, if two or more members are joined in a single farming enterprise, the participating members receive only a single vote. Accordingly, even a member with substantial holdings of common stock will have relatively little control over the election of directors or other matters on which members may vote. See 'Description of Pro-Fac Securities.'

Possible Discontinuance of Crop: Pro-Fac continuously reviews the ability of its members to produce high-quality crops, and Curtice Burns continuously reviews its ability to process and market profitably the crops it buys from Pro-Fac. As a result of such reassessment, Pro-Fac may determine to cease marketing a particular crop and terminate the marketing agreements of the members producing that crop for sale through the Cooperative. The members affected would be required to sell all of their common stock supporting that crop to Pro-Fac for cash at its par value, plus any accrued dividends. Pro-Fac may also adjust the quantity of a crop to be marketed for members, either permanently or temporarily, in several ways described herein under 'Business of Pro-Fac - Marketing of Members' Crops - Quantity of Crops

Marketed.' Permanent increases or decreases in the quantity of a crop to be marketed would involve, respectively, the purchase of additional common stock by members or other growers, or the sale of common stock by members to Pro-Fac at par value, plus any accrued dividends.

Agricultural Risks: Curtice-Burns and Pro-Fac and its members are subject to all the risks generally associated with production and marketing of agricultural commodities. For example, unfavorable growing conditions in the Northeast in 1989, coupled with increased crop levels in competing areas, resulted in increased costs for Curtice-Burns' canned and frozen vegetable businesses in fiscal 1990, while increased national supplies reduced selling prices. Curtice-Burns' reduced earnings on these Pro-Fac products in turn reduced the amount paid by Curtice-Burns to Pro-Fac under the marketing provisions of the Integrated Agreement between them. See 'Relationship with Curtice-Burns.'

Competition in Food Processing Industry: The products of Curtice-Burns, including those processed from crops supplied by Pro-Fac, compete with those of national and major regional food processors under highly competitive conditions. Many national manufacturers have substantially greater resources than Curtice-Burns and Pro-Fac.

                                USE OF PROCEEDS

The securities offered hereunder are issued on a continuing basis as part of the normal operations of Pro-Fac and are not offered to raise funds for any specific purpose. As described more fully elsewhere herein, common stock is sold from time to time to new members of Pro-Fac or to members who increase the quantity of crops marketed through Pro-Fac. Retains are issued annually to represent net proceeds from patronage business retained by Pro-Fac. The cash retained as a result of distributing net proceeds in the form of retains rather than in cash is transferred to Curtice-Burns and is used for general corporate purposes, such as the financing of fixed assets and the reduction of short or long-term borrowings, as determined by the Board of Directors at the time of receipt. No separate cash proceeds are realized from the issuance of preferred stock, which is issued only upon the maturing of outstanding retains and replaces those retains on the books of the Cooperative.

                       RATIO OF EARNINGS TO FIXED CHARGES
                            AND PREFERRED DIVIDENDS


                                                                 Fiscal Year Ended
                                              ----------------------------------------------------------
                                              June 28,    June 26,     June 26,     June 25,    June 24,
                                                1991        1992         1993         1994        1995
                                              -------     -------      -------      -------     -------

Ratio of earnings to fixed charges
   and preferred dividends                      1.2          1.4         (A)          2.2         1.5

Pro forma ratio of earnings to fixed
   charges and preferred dividends              (B)          1.2         (B)          1.7         1.3


(A) In fiscal year ended June 26, 1993, the earnings were inadequate by $22,877,000 to cover the amount of pretax fixed charges and preferred dividends.

(B) In fiscal years ended June 26, 1993 and June 28, 1991, the earnings were inadequate by $27,268,000 and $797,000, respectively, to cover the amount of pretax basis fixed charges and preferred dividends which would have been declared and paid if all retained earnings allocated to members' 'retains' at the end of each fiscal period had been converted to preferred stock at the beginning of the period at the maximum dividend permitted by law.

For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of net proceeds before (1) equity in the undistributed earnings of the Bank, (2) fixed charges, (3) income taxes, and (4) dividends on common and preferred stock. Fixed charges represent total interest expense and the interest factor included in rent. For purposes of this computation, preferred dividends are adjusted to a pretax basis (the amount of earnings before taxes necessary to meet preferred stock dividend requirements). Dividends represent those amounts deducted for purposes of determining net proceeds in each fiscal year.

The pro forma ratios of earnings to fixed charges and preferred dividends were computed by further increasing combined fixed charges and such dividends, adjusted to a pretax basis, by the amount of pretax basis preferred dividends which would have been declared and paid if all retained earnings allocated to members' 'retains' at the end of each fiscal period had been converted to preferred stock at the beginning of the respective periods and the maximum dividend permitted by law of 12 percent of par value was declared and paid thereon.

                              BUSINESS OF PRO-FAC

Pro-Fac is an agricultural marketing cooperative. Membership in Pro-Fac is limited to persons actively engaged in the growing of agricultural products (or associations of such producers) which are marketed through Pro-Fac. Its approximately 700 members are growers located principally in New York, Pennsylvania, Illinois, Indiana, Michigan, Minnesota, Washington, Oregon, Iowa, Nebraska, Florida, California and Georgia. A grower becomes a member of Pro-Fac through the purchase of common stock, which obligates the grower to supply, and Pro-Fac to purchase, crops. Crops grown by Pro-Fac members and purchased by Pro-Fac include fruits (cherries, apples, blueberries, peaches and plums), vegetables (snap beans, beets, cucumbers, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, dry beans, southern peas, turnip roots and leafy greens) and popcorn. All of the crops supplied to Pro-Fac by its members are sold to Curtice-Burns for processing.

Membership: Membership in Pro-Fac is evidenced by the ownership of Pro-Fac common stock. Hence the terms 'member' and 'common stockholder' are synonymous. Only producers (or associations of producers) of agricultural products marketed through Pro-Fac are eligible to become members and to own common stock of Pro-Fac.

Under the Pro-Fac bylaws and the policies adopted by the Board of Directors of Pro-Fac, growers who wish to become members of the Cooperative are required to buy Pro-Fac common stock in order to provide a capital base for its marketing activities. The stock purchase required of each grower is based upon the type and quantity of product to be delivered by the grower to Pro-Fac as established by the Board of Directors for particular commodities in particular locations. In determining the level of common stock purchase required for a member who desires to market a specified quantity or acreage of a crop through Pro-Fac, the Board of Directors takes into account the expected CMV of the crop, the level of interest in marketing that crop through Pro-Fac and other factors.

Common Stock: Common stock is issued only at its par value, $5.00 per share. Payment for common stock required to be purchased must be made in the manner approved by the Board of Directors. In many cases, the board has permitted the purchase price to be paid in four installments. Under this system, a cash deposit of at least 25 percent of the total price must be paid upon joining Pro-Fac; at that time 25 percent of the shares to be purchased are issued to the grower. The balance due may be paid in three equal annual installments; upon receipt of each payment, 25 percent of the shares to be purchased are issued by Pro-Fac to the grower. A member making his purchase in installments is permitted to market through Pro-Fac the total quantities of product covered by his General Marketing Agreement even before he has purchased the total required number of shares of common stock. Since each Pro-Fac member is entitled to only one membership vote regardless of the number of shares of common stock held, the voting rights of a member are not affected by the purchase of common stock in installments. See 'Description of Pro-Fac Securities - Common Stock - Voting Rights.' A member is entitled to receive dividends only on shares actually issued to him.

A grower may pay the three annual installments from the proceeds of his crop sales to Pro-Fac or from other funds, as he chooses. He may pay the full amount due at any time prior to the end of the third crop season, except that members are not permitted to make voluntary advance payments for common stock between April 1 and the dividend qualifying date for common stock during any calendar year.

A grower who wishes to become a member of Pro-Fac is required to execute an 'Application for Membership', on which his required common stock purchase is calculated and the method of payment is indicated, and in which he agrees to include in his gross income in the year of receipt, for federal income tax purposes, the stated amount of all patronage dividends allocated to him by Pro-Fac by means of written notices of allocation of qualified retains. Such member also agrees to include in gross income for federal income tax purposes, in the year of redemption, the stated amount of non-qualified retains redeemed by Pro-Fac. Each grower's application must be reviewed and approved by the Board of Directors before it is accepted by Pro-Fac.

A grower must execute the General Marketing Agreement, and thereafter he will also be required annually to execute a crop agreement setting forth quality specifications for his crop and terms of production and delivery.

Pro-Fac is not aware of any government program which would materially restrict a grower's ability to deliver crops which he has agreed to produce and deliver in accordance with his crop agreement with Pro-Fac.

Regional Representation: The business of Pro-Fac is conducted pursuant to policies established by its Board of Directors. The territorial area in which Pro-Fac operates has been divided into geographical regions based on natural divisions of product and location. In addition, some regions have been further divided into districts. The members within each region or district are represented on the Board by at least one director. The board designates the number of directors to be elected from each region or district, based on the value of raw product delivered, so as to attain reasonably balanced representation on the Board. At present, there are five regions of Pro-Fac covering the following areas and represented by the number of directors indicated:


                                                                                     Present Number
    Region                                  Area                                      of Directors
    ------                                  ----                                     --------------
  I        (Dist. 1)             Western Upstate New York                                       2
           (Dist. 2)             Eastern Upstate New York                                       2
           (Dist. 3)             Pennsylvania and Maryland                                      1

 II        (Dist. 1)             Michigan                                                       3
           (Dist. 2)             Illinois                                                       1


III                              Iowa and Nebraska                                              1


 IV                              Washington, Oregon and California                              1

  V                              Georgia and Florida                                            1

In addition to the 12 directors elected by the members of Pro-Fac within these five membership regions, the Board of Directors of Pro-Fac is permitted to appoint up to one-fifth of the total number of directors to represent primarily the interest of the general public in Pro-Fac.

Commodity Committees: A commodity committee has been established for each of the major crops marketed through Pro-Fac. Each committee member is a member of Pro-Fac who grows and markets through Pro-Fac the crop with which his committee is concerned. Under current policies, where a crop is produced in different geographical areas, commodity committees are established either for separate geographical areas or for a combination of areas. Members of each commodity committee are elected by the members of Pro-Fac in the region(s) for which the committee serves.

The commodity committees have been active in advising the Board of Directors of Pro-Fac as to numerous matters affecting Pro-Fac crops, particularly with regard to the determination of CMV as hereinafter described and the content of the annual crop agreements, which specify the terms under which crops will be grown, harvested and delivered.

                          MARKETING OF MEMBERS' CROPS

General Marketing Agreement: Each member of Pro-Fac enters into a marketing agreement with Pro-Fac (the 'General Marketing Agreement'), in which he appoints Pro-Fac as his exclusive agent for processing and marketing the portion of his crop committed under the General Marketing Agreement and under annual crop agreements. In the General Marketing Agreement, Pro-Fac agrees to make available, through its agreement with Curtice-Burns, facilities for receiving and processing the crops delivered by its members and the management personnel to operate such facilities and to market the crops of its members as processed food products.

Passage of Title to Crops: Upon delivery of a member's crops to Pro-Fac, Pro-Fac takes title to such crops and has the right to transfer, process, or encumber them as it sees fit, subject to the provisions of the General Marketing Agreement. A member delivering crops to Pro-Fac has no control over such crops following delivery. Prior to delivery to Pro-Fac, each member bears all risk of loss or damage to his crops.

Quantity of Crops Marketed: Ordinarily, the quantity of a crop to be delivered by a member of Pro-Fac in any year is the quantity previously established in the General Marketing Agreement and the Application for Membership or Additional Stock Subscription, this being the quantity of raw product supported by the member's common stock ownership. For annual crops, the quantity delivered is the quantity established in the General Marketing Agreement and the Application for Membership or Additional Stock Subscription. For perennial crops, the quantity is based on the quantity in the General Marketing Agreement and the four-year history of an individual member. For crops subscribed on a tonnage basis, members deliver 111 percent of the stock commitment. There are several ways, however, in which this quantity may be changed.


If Pro-Fac determines that a permanent change is required in the total quantity of a particular crop marketed through it, a corresponding change in the common stock of the members producing that crop will be required. If additional quantities of the crop are required, additional common stock will be offered to growers of the crop, with qualified current members of Pro-Fac in the area where the crop is needed given the first opportunity to purchase the stock. If a reduction in the quantity of a crop is required, the common stock holdings of all Pro-Fac members delivering that crop will be proportionately reduced; see 'RISK FACTORS - Possible Discontinuance of Crop.'

If a change in total crop requirement is determined to be only temporary, adjustment of common stock holdings will not be required. If additional quantities are temporarily required, Pro-Fac offers the opportunity to deliver them to qualified current members growing the crop, on a pro rata basis. If a temporary reduction in a crop is required, Pro-Fac may temporarily pro-rate downward the quantity of the crop delivered by all members supplying it.

If the deliveries of a crop are temporarily pro-rated downward, the members affected may, with the approval of the Board of Directors, be offered the opportunity to sell their excess common stock to Pro-Fac. A member choosing to do so would incur a permanent reduction in the amount of crop he is entitled to deliver to Pro-Fac.

Pro-Fac crops under stock tonnage are subscribed for 90 percent of Curtice-Burns normal required raw product needs. The difference between the normal stock tonnage and the normal required raw product need of Curtice-Burns becomes part of the member's delivery obligation. The tonnage will be paid for by Pro-Fac and qualify for net proceeds distribution. No additional investment is required from the member. This results in an increase of 11 percent to a member's agreed to seasonal tonnage.

Agent Growers: If a member is temporarily unable to fulfill his production obligation to Pro-Fac, either in whole or in part, he may secure another grower or growers to act as his agent in growing and delivering the crop to Pro-Fac. An agent grower arrangement should be consummated prior to the planting season for the crop concerned. An agent grower may, but need not, be a member of Pro-Fac. All payments, including the allocation of retains, made by Pro-Fac for crops delivered by an agent grower will be made directly to the agent grower. A member may not utilize an agent grower to fulfill his production obligation to Pro-Fac more frequently than one out of any two consecutive years without subjecting himself to the mandatory transfer of his excess common stock.

Payments Received from Curtice-Burns; CMV: Payment for crops is initially made by Curtice-Burns to Pro-Fac (and by Pro-Fac to its members) on the basis of CMV. CMV is determined by a committee established jointly by the Board of Directors of Pro-Fac and Curtice-Burns ('Joint Board CMV Committee') consisting of two members appointed by the president of Pro-Fac, two members appointed by the chairman of Curtice-Burns, and the president of Curtice-Burns. In making that determination, the Joint Board CMV Committee acts on the basis of data supplied primarily by Curtice-Burns concerning preseason contracts and open market purchases for various crops; however, it also relies significantly upon the advice of the commodity committee for each of the various crops marketed through Pro-Fac. Because the members of the commodity committees are growers of the crops with which they are concerned, and because those growers, like other growers who are members of Pro-Fac, frequently sell crops to processors outside of Pro-Fac, members of the commodity committees are familiar with prices paid by other commercial processors for crops similar to those sold and marketed through Pro-Fac.

Payment of Purchase Price to Members: As a cooperative corporation subject to the provisions of the Internal Revenue Code of 1986, as amended, Pro-Fac may retain for working capital a portion of the proceeds received in payment for crops while currently deducting for tax purposes the amount of such retained earnings that is annually allocated to its members as qualified retains. In order to retain and deduct such amounts, Pro-Fac must give a qualified written notice of allocation of such amount to each member; the bylaws of Pro-Fac provide that such notices may contain such terms and conditions as the Board of Directors deems appropriate, but the allocation must be made within 8-1/2 months following the end of the fiscal year. Each member must also consent to take his entire allocation of qualified retains into income for tax purposes at its stated dollar amount, and Pro-Fac must pay in cash at least 20 percent of each member's share of such proceeds. Retains as to which Pro-Fac issues a non-qualified written notice of allocation are excluded from these provisions. The earnings retained by Pro-Fac in this fashion are discussed more fully under 'Description of Pro- Fac Securities.'

The bylaws of Pro-Fac, which are incorporated into the General Marketing Agreement, require Pro-Fac annually to pay or account to its members for their crops, on a cooperative basis, in cash and through such allocations of retains as the Board of Directors may determine. It has been the practice of Pro-Fac over the past five years to pay to its members each year in cash the full CMV of all of their products marketed through Pro-Fac. The patronage proceeds of Pro-Fac above CMV in those years have, after payment of dividends on capital stock, partly been paid in cash to members and partly retained by Pro-Fac and credited to an account allocated to each member by Pro-Fac. The percentages of CMV paid in cash or allocated to members as retains over the last five fiscal years are as follows:


                                                                 Fiscal Year Ended June
                                                     -------------------------------------------------
                                                      1991       1992       1993       1994        1995
                                                     ------     ------     ------     ------       -----

Paid in cash                                         100.1%      103.5%     101.8%      105.3%      102.6%
Allocated as qualified retains                         0.4        10.5        7.0        21.0        10.6
Allocated as non-qualified retains                     0.5         0.5        1.0         2.9         0.5
                                                     -----       -----      -----       -----       -----
    Total                                            101.0%      114.5%     109.8%      129.2%      113.7%
                                                     =====       =====      =====       =====       =====


Since the Acquisition, Pro-Fac has agreed with Curtice-Burns to retain and invest in the equity of Curtice-Burns 70 percent of Pro-Fac earnings over CMV each year, so that cash payments with respect to qualified notices of allocation cannot exceed 30 percent of such earnings.

For fiscal 1991, in addition to the percentages shown above, based on the resolution of a matter with the Internal Revenue Service, Pro-Fac made an additional distribution to members upon re-allocation of its 1991 income in relation to the members' CMV for fiscal 1991. See '-Certain Tax Matters.' The following table illustrates the original allocation and the subsequent additional distribution (which were reflected in the fiscal 1992 statements) and the total distribution relating to members' crops in fiscal 1991.


                                                                Allocated as    Allocated as
                                                     Paid in     Qualified      Non-Qualified
                                                      Cash        Retains          Retains      Total
                                                      ----        -------          -------      -----
Original 1991 distribution                           100.1%        0.4%             0.5%        101.0%
Additional 1991 distribution made during
   fiscal 1992                                         1.6%        4.6%              --           6.2%
                                                     -----         ---              ---         -----
Total payment of purchase price to members
    as a percent of CMV for 1991 crops               101.7%        5.0%             0.5%        107.2%
                                                     =====         ===              ===         =====

Timing of Payments for Crops: Curtice-Burns is obligated to pay Pro-Fac the purchase price for crops sold under the Marketing Agreement at such time or times as may be necessary to permit Pro-Fac to make required payments to its members. The actual CMV of a crop cannot ordinarily be determined until well after the harvest, so initial payments are based upon estimated CMV, which is the final CMV established for the crop in the prior year, unless the Board of Directors determines that average industry prices have changed significantly since that time.

As soon as payments for particular crops are received from Curtice-Burns, Pro-Fac pays the funds received over to the members who delivered those crops. Thus, with minor variations, the purchase price is then paid by Pro-Fac to the members in accordance with a long-established schedule, as follows: 50 percent of estimated CMV is paid not later than 30 days after completion of delivery of a particular crop, and another 25 percent of estimated or established CMV is paid not later than 120 days after the average date of final delivery for each crop. The balance of CMV is paid not later than July 15 of the following calendar year. Any payments in addition to CMV are made as soon as possible, but in any event within 8-1/2 months following the end of the fiscal year.

For example, a member of Pro-Fac who delivered crops with a CMV of $10,000 to Pro-Fac for marketing on August 1, 1993 was paid or allocated a total of $12,920 for those crops. Of this amount, he was paid $10,000 (CMV) in cash in three installments based on the following schedule of payments from Curtice-Burns:
$5,000 by August 30, 1993, $2,500 by November 30, 1993 (assuming this member's date of final delivery coincides with the average date of final delivery for the same crop), and $2,500 by July 15, 1994. In addition, as soon as the necessary computations could be made, but before March 15, 1995 (8-1/2 months after fiscal year end) and final payment was received from Curtice-Burns, he was paid an additional $530 (20 percent of the $2,630 earned over CMV, excluding non-qualified retains) in cash, while $2,100 (the remaining 80 percent of the earnings over CMV, excluding non-qualified retains) was retained by Pro-Fac and allocated to his account as qualified retains. Finally, he was notified of an allocation of an additional $290 in the form of non-qualified retains which, at the discretion of the Board of Directors, may be redeemed for cash and/or preferred stock. See 'Description of Pro-Fac Securities.'

Harvest Time Advance: Recognizing the costs involved in harvesting and delivering a crop, Pro-Fac has adopted a policy of offering harvest time cash advances to members. The terms and conditions governing such advances are specified in the annual crop agreements. Payment of the harvest time advance is usually made approximately one week after delivery of a crop, and the total amount of the advance may not exceed 50 percent of estimated CMV. The harvest time advance is repaid by deducting the amount of the advance from the first payment due the member for the crop.

Single Pool: Under the General Marketing Agreement, Pro-Fac is required to account for its earnings under what is generally referred to as the single pool concept, in part because that portion of the purchase price for crops received from Curtice-Burns which is in excess of CMV is not allocated to individual Pro-Fac crops, but rather is a single payment based on the profitability of a variety of products. Under the single pool system, a determination is made as to the earnings of all crops in the aggregate. In the above example, the total purchase price for crops paid or allocated to the hypothetical member was 29.2 percent over the CMV of the crops which he delivered to Pro-Fac. The payment to him of $10,000 in cash was based upon the CMV of the particular crops he delivered, but the 29.2 percent earned above that was based upon the aggregate earnings of all Pro-Fac crops delivered in fiscal 1994 (1993 Production Year), computed in a single pool. The prices paid to members of Pro-Fac for their crops are therefore related both to the CMV of those crops and to the aggregate profitability of all Pro-Fac crops determined under the single pool concept.

Certain Tax Matters: In December 1991, the national office of the Internal Revenue Service issued a technical advice memorandum ('TAM') concluding that virtually all of Pro-Fac's income arises from patronage sources. As a result of the TAM, in January 1992 an additional distribution of patronage proceeds for fiscal 1991 was made to members in the amount of $3,727,000.


In August of 1993, the Internal Revenue Service issued a determination letter which concluded that the Cooperative is exempt from federal income tax to the extent provided by Section 521 of the Internal Revenue Code, 'Exemption of Farmers' Cooperatives from Tax.' Unlike a non-exempt cooperative, a tax-exempt cooperative is entitled to deduct cash dividends it pays on its capital stock in computing its taxable income. The exempt status is retroactive to fiscal year 1986. In conjunction with this ruling, the
Cooperative has filed for tax refunds for fiscal years 1986 to 1991 in the amount of approximately $7.2 million and interest payments of approximately $4.9 million. In addition, it is anticipated that the Cooperative will file for tax refunds for fiscal 1992 in the amount of approximately $1.6 million and interest payments of approximately $.3 million. Based upon the status of the government's review of the refunds for fiscal years 1986 to 1990 the legal counsel to the Cooperative has issued an opinion that such refunds constitute a legally enforceable account receivable from the government. Accordingly, refund amounts of $10.1 million for tax and interest have been reflected in the financial statements of Pro-Fac as of June 24, 1995. It is anticipated that such amounts will be received in the first half of fiscal 1996. The Board of Directors of the Cooperative has committed that substantially all of such refunds and interest payments, when received, will be invested in its subsidiary, Curtice-Burns Foods, Inc.



Pro-Fac ceased to qualify as a tax-exempt cooperative upon consummation of the acquisition and, accordingly, is no longer permitted to deduct the cash dividends paid on its capital stock. Non-patronage income is subject to federal income tax at the cooperative level. Patronage income paid or allocated in the form of qualified retains to members is taxable to the members and not to Pro-Fac. Patronage income allocated in the form of non-qualified retains is taxable at the cooperative level when issued. In the year that non-qualified retains are redeemed at Pro-Fac's option, Pro-Fac receives a tax deduction and the members have taxable income equal to the face amount redeemed.

The results of operations for fiscal 1993 produced a net operating loss carryforward which expires in fiscal 2008. No tax benefit was recognized at that time because with Pro-Fac's tax exempt status and, due to the issues surrounding the potential change in control of Curtice-Burns, there was no assurance of the utilization of this net operating loss carryforward in future years. With the cessation of the exempt status, Pro-Fac's cash dividends will no longer be tax deductible, and because of the resolution of Curtice-Burns change in control issue, it is more probable than not that Pro-Fac will be able to utilize the net operating loss carryforward. A tax benefit relative to the net operating loss carryforward in the amount of $8.0 million was recorded in the second quarter of fiscal 1995.

From time to time various proposals have been made and bills introduced in Congress which would have the effect of modifying or even eliminating the present provisions of the Code pursuant to which cooperatives are taxed and could subject cooperatives to greater federal income tax liability. It is not possible to predict whether any such proposal may be adopted, or, if adopted, what effect it might have on the federal income tax liability of Pro-Fac or its members.

                        RELATIONSHIP WITH CURTICE-BURNS

Upon consummation of the Acquisition, certain disputed matters which were the subject of pending arbitration were resolved. The Integrated Agreement was terminated, and Pro-Fac and Curtice-Burns entered into the Pro-Fac Marketing and Facilitation Agreement as of November 3, 1994 (the 'Pro-Fac Marketing Agreement'). The Pro-Fac Marketing Agreement reflects that much of the financing previously provided by Pro-Fac to Curtice-Burns has been restructured. Financing previously provided by the Bank to Pro-Fac, then re-lent by Pro-Fac to Curtice-Burns, is now provided directly by the Bank to Curtice-Burns under the New Credit Agreement. Pro-Fac's interest in the facilities and equipment of Curtice-Burns and Pro-Fac's investment in the

Bank were transferred to Curtice-Burns at the time of the Acquisition. The Pro-Fac equity that was previously lent to Curtice-Burns was also transferred to Curtice-Burns.

The Pro-Fac Marketing Agreement resembles the Integrated Agreement in that it continues to provide for Pro-Fac to supply crops and additional financing to Curtice-Burns, for Curtice-Burns to provide a market and management services to Pro-Fac, and for Pro-Fac to share in the profits of Curtice-Burns. To preserve the independence of Curtice-Burns, the Pro-Fac Marketing Agreement also requires that certain of the directors of Curtice-Burns be individuals who are not employees or shareholders of, or otherwise affiliated with, Pro-Fac or the Company ('Disinterested Directors') and requires that certain decisions be approved by the Disinterested Directors. The New Credit Agreement and the Notes restrict the ability of Pro-Fac to amend the Pro-Fac Marketing Agreement.


Purchase of Crops From Pro-Fac: Under the Pro-Fac Marketing Agreement, Curtice-Burns purchases crops from Pro-Fac at the CMV of those crops. Under the predecessor agreements to the Pro-Fac Marketing Agreement, Curtice-Burns paid Pro-Fac $59.8 million, $59.2 million, and $55.9 million as CMV for crops purchased from Pro-Fac in fiscal years 1993, 1994, and 1995, respectively. The crops purchased by Curtice-Burns from Pro-Fac represented approximately 60 percent, 65 percent, and 73 percent of all raw agricultural crops purchased by Curtice-Burns in fiscal 1993, 1994 and 1995, respectively.


CMV will be determined, similar to the process that existed prior to the Acquisition, by a joint committee of the Boards of Directors of Pro-Fac and Curtice-Burns, which is currently comprised of the Chief Executive Officer of Curtice-Burns and an equal number of Pro-Fac directors and Disinterested Directors. The Pro-Fac Marketing Agreement requires a majority of the Disinterested Directors to approve the recommendation of the joint committee. Although CMV is intended to be no more than the fair market value of the crops purchased by Curtice-Burns, it may be more or less than the price Curtice-Burns would pay in the open market in the absence of the Pro-Fac Marketing Agreement. The volume and type of crops to be purchased by Curtice-Burns under the Pro-Fac Marketing Agreement are determined pursuant to its annual profit plan, which requires the approval of a majority of the Disinterested Directors.

Patronage Income of Pro-Fac: In addition to CMV, under the Pro-Fac Marketing Agreement, Curtice-Burns will pay to Pro-Fac as additional patronage income (the 'Additional Patronage Income') up to 90 percent of Curtice-Burns' pre-tax income on Pro-Fac related products (the 'Pro-Fac Products'), or reduce CMV by up to 90 percent of Curtice-Burns' losses on Pro-Fac Products. The Pro-Fac Marketing Agreement provides that Additional Patronage Income may not exceed 50 percent of Curtice-Burns' entire pre-tax income and that no more than 50 percent of Curtice-Burns' entire pre-tax loss will be charged to Pro-Fac, through a reduction of CMV, during the term of the Notes. Additional Patronage Income is paid to Pro-Fac for services provided to Curtice-Burns, including the provision of a long term, stable crop supply, favorable payment terms for crops and access to cooperative bank financing and the sharing of risks in losses of operations of the business.


Curtice-Burns has historically paid Pro-Fac Additional Patronage Income based on a portion of Curtice-Burns' pre-tax income. Under the predecessor agreements to the Pro-Fac Marketing Agreement, Additional Patronage Income has generally been equal to 50 percent of the pre-tax income of Curtice- Burns, or in loss years amounts due to Pro-Fac for interest on its loans to Curtice-Burns have been reduced by 50 percent of Curtice-Burns' pre-tax losses. Curtice-Burns paid Additional Patronage Income to Pro-Fac of $16.9 million and $9.6 million in fiscal 1994 and 1995 on account of Curtice-Burns' earnings for those years. In fiscal 1993, Curtice-Burns reduced the amount of interest due to Pro-Fac by $21.8 million based on a 50 percent allocation of a loss at Curtice-Burns.

Historically, Curtice-Burns has deducted Additional Patronage Income for income tax purposes as an ordinary and necessary business expense for accommodations provided to Curtice-Burns by Pro-Fac. Under the Pro-Fac Marketing Agreement, Pro-Fac will continue to provide many of the same services as it has in the past. Although Curtice-Burns is a wholly-owned subsidiary of Pro-Fac, the payment of Additional Patronage Income will be subject to a similar methodology to that established at arm's length in the past and will be approved by a majority of the Disinterested Directors. In January of 1995, the Boards of Directors of Curtice-Burns Foods, Inc. and Pro-Fac Cooperative, Inc. approved appropriate amendments to the Bylaws to allow the Company to qualify as a cooperative under Subchapter T of the Internal Revenue Code. A private letter ruling agreeing to this change was received from the Internal Revenue Service in August 1995. The effective date of the change is June 25, 1995. As a cooperative, patronage income will be deductible to the extent distributed to its members. Accordingly, taxation on patronage income is only imposed at the patron level. The objective of the change is both to maximize the amount of patronage income derived by Pro-Fac and to achieve a greater degree of certainty concerning the federal income tax treatment of additional patronage income paid by Curtice-Burns to Pro-Fac. See NOTE 7 - 'Taxes on Income.'



Additional Patronage Income received by Pro-Fac is deductible to Pro-Fac for federal tax purposes only to the extent distributed to its members as retains. Pro-Fac may make this distribution to its members through a combination of cash and retains as long as a minimum of 20 percent of the amount is paid in cash as required by federal tax law. Pro-Fac has historically paid its members between 20 percent and 30 percent of Additional Patronage Income in cash and the remaining portion in retains. Funds made available by the distribution of retains to members in lieu of cash have historically been reinvested by Pro-Fac in Curtice-Burns. Pro-Fac will be required to reinvest at least 70 percent of the Additional Patronage Income in Curtice-Burns. See 'Restrictions Under New Financing Arrangements.'

Under the Pro-Fac Marketing Agreement, Curtice-Burns will continue to manage the business and affairs of Pro-Fac and provide all personnel and systems required for its management, and Pro-Fac will pay Curtice-Burns a quarterly fee of $25,000 for these services.

Restrictions Under New Financing Arrangements: The New Credit Agreement and the Notes impose a variety of restrictions on the relationship, and flow of cash, between Pro-Fac and Curtice-Burns. Under the New Credit Agreement, a reduction in the number of Disinterested Directors on the Curtice-Burns Board of Directors to less than two or the number of Pro-Fac directors on the board (whichever is greater) would constitute a change of control and trigger an event of default. Pro-Fac's guarantee of the Company's obligations under the New Credit Agreement (the 'Pro-Fac Bank Guarantee') requires Pro-Fac to reinvest in Curtice-Burns at least 70 percent of any Additional Patronage Income in excess of CMV paid by Curtice-Burns for crops.

The Indenture, dated as of November 3, 1994, pursuant to which the Notes were issued (the 'Indenture') also requires Pro-Fac to reinvest in Curtice-Burns at least 70 percent of any Additional Patronage Income in excess of CMV paid by Curtice-Burns for crops. The Indenture further restricts Curtice-Burns from amending the calculation of amounts payable to Pro-Fac under the Pro-Fac Marketing Agreement in a manner that would increase the payments made to Pro-Fac or amending the Pro-Fac Marketing Agreement to require that certain transactions with Pro-Fac be approved by less than a majority of the Disinterested Directors. If the number of Disinterested Directors on the Curtice-Burns Board of Directors is reduced for more than 120 days to less than two or to less than the number of Pro-Fac directors on the board (whichever is greater), a change of control would be deemed to have occurred under the Indenture. If a change of control is deemed to have occurred, the Company would be required by the Indenture to make an offer to repurchase Notes for an amount equal to 101 percent of the principal amount of the Notes plus accrued and unpaid interest.

The Indenture also limits the amount and timing of dividends and other payments ('Restricted Payments') from the Company to Pro-Fac or other holders of payments Curtice-Burns debt or equity. No dividends or other Restricted Payments may be made if there is an existing event of default under the Notes or if Curtice-Burns's Fixed Charge Coverage Ratio (as defined in the Indenture, a ratio of cash flow to interest and tax-adjusted dividends) for the preceding four quarters, after giving effect to the Restricted Payment, is not at least
1.75 to 1.00. The amount of all dividends and other Restricted Payments subsequent to the date of the Indenture is subject to an overall limit that is based on the Company's net income and the amount of additional equity invested in the Company.

                       DESCRIPTION OF PRO-FAC SECURITIES
                           COMMON STOCK, PAR VALUE $5

Dividend Rights: After all required dividends have been declared and paid to the holders of preferred stock, dividends may be declared and paid to the holders of common stock. Under present law, dividends on common stock may not exceed 12 percent of par value per annum. Persons who purchase common stock in installments are entitled to receive dividends only on those shares of common stock which have been issued to them.

Voting Rights: The holders of common stock are members of Pro-Fac. Each member has one vote, regardless of the number of shares held. The one-vote-per-member rule is subject to certain limitations where, for estate planning, tax planning or other reasons, more than one member is part of the same farm operation. The certificate of incorporation of Pro-Fac provides that, when two or more holders of common stock join in an agricultural venture, the Board of Directors in its discretion shall determine whether the venture is a single enterprise for which the participating holders shall have a single vote or a multiple enterprise entitling the holders to more than one vote.

Liquidation Rights: Upon dissolution or other termination of Pro-Fac or its business, after the payment of all debts, all outstanding retains (see 'Retains,' below) are to be retired in full, on a pro-rata basis without priority, before any liquidating dividends are declared on or with respect to capital stock.

After payment to holders of all outstanding retains, holders of preferred stock are entitled to receive, out of the funds then remaining, the full par value of their stock, together with the amount of any unpaid cumulative dividends and the amount of such dividends as may have been declared but remain unpaid. After payment to the holders of preferred stock, holders of common stock are entitled to receive the par value thereof, together with the amount of such dividends as may have been declared but remain unpaid.

To summarize, the order of priority upon distribution of assets in dissolution is as follows:

    1.   First to creditors;

    2.   Then to redeem outstanding retains at full face value.

    3.   Then to redeem preferred stock at par;

    4.   Then to redeem common stock at par;

    5. With the remainder distributed proportionately to the members to whom retains have been allocated during the preceding five fiscal years.

Preemptive Rights:  Holders of common stock have no preemptive rights.

Conversion Rights: Common stock is not convertible into any other security of Pro-Fac.

Redemption Provisions: If a member ceases to be a producer of agricultural products marketed through Pro-Fac, however, he must dispose of his common stock. If the member follows the proper termination procedure and gives the required notice, Pro-Fac will ordinarily purchase his stock at par value. The same procedure will ordinarily apply when a member is expelled from the Cooperative or reduces his production of a particular crop, in which cases all or part of his common stock must be disposed of. Should Pro-Fac discontinue a crop, producers of that crop will be required to dispose of their related common stock investments. Upon notice from the Cooperative, members must sell such stock to Pro-Fac for cash equal to its par value.

Liability to Further Assessment: Shares of Pro-Fac common stock are subject to no further call or assessment. Under the New York Cooperative Corporations Law, however, each member of a cooperative corporation, as well as each director, may be personally liable for certain amounts due to employees for services rendered to the Cooperative.

Transfer Agent:  Pro-Fac functions as its own transfer agent.

Transferability: Pro-Fac common stock is issued only to growers of agricultural products marketed through Pro-Fac (or to associations of such growers) and may be transferred only to another grower who meets Pro-Fac standards for membership. A member who wishes to sell his common stock must notify Pro-Fac, which then advises the member of the price another qualified grower acceptable to Pro-Fac is willing to pay for the stock. Such prices vary widely by commodity and the region in which the crop associated with the common stock is to be grown. Such sales are often at a price exceeding the $5 par value at which the stock was originally issued. Historically, there has usually been a demand for common stock offered for sale by members. However, should there be no qualified buyer for the common stock offered for sale, then Pro-Fac is obligated to repurchase the common stock at its $5 par value.

                                PREFERRED STOCK


On January 28, 1995, the members of Pro-Fac approved an amendment to Pro Fac's Certificate of Incorporation to authorize the issuance of an additional 50 million shares of preferred stock, divided into five classes (Classes A through E) of 10 million shares each. As a result of the amendment, the Board continues to be authorized to issue up to 5 million shares of Non-Cumulative Preferred Stock and is authorized to issue up to 50 million shares of new preferred stock at such times, for such purposes, on such terms and for such consideration as the Board may determine, without further action of the members.


The Board is authorized to provide for the issuance, from time to time, of any such new preferred stock in one or more designated series, and to fix the terms of each such designated series of shares. In establishing the terms of the series of new preferred stock, the Board is authorized to set, among other things, the number of shares, the dividend rate and preferences, the form or method of payment of dividends, the cumulative or non-cumulative nature of dividends, redemption provisions (if any), including any mandatory scheduled redemptions, the right (if any) to convert or exchange such preferred shares for other securities, voting rights (if any), in addition to any required by applicable law, and the amounts payable, and preferences, in the event of the voluntary or involuntary liquidation of Pro-Fac. Each series of new preferred stock will, in respect of dividends and liquidation, rank senior to Pro-Fac's common stock, par value $5.00 per share (the 'Common Stock'), and on a parity with or junior to the Non-Cumulative Preferred Stock, as determined by the Board at the time of issuance of such series. Within any class of the new preferred stock, each series will rank on a parity with each other series in that class as to dividends and liquidation.

In June 1995, the Board approved the creation of a new series of preferred stock, to be designated Class B, Series 1 10% Cumulative Preferred Stock ('Series 1 Preferred Stock'), for issuance to employees of the Company pursuant to an employee stock purchase plan. Pursuant to the plan, shares of Series 1 Preferred Stock are being offered to employees of the Company for a purchase price of $10.00 per share. Holders of Series 1 Preferred Stock will be entitled to receive, when, as and if declared by the Board, cumulative cash dividends at an annual rate of $1.00 per share.

In August 1995, in connection with the Exchange Offer, the Board approved the creation of the Cumulative Preferred Stock as an additional new series of preferred stock.

Ranking: The Cumulative Preferred Stock will rank as to dividends and upon liquidation, dissolution and winding up on a parity with the Non-Cumulative Preferred Stock, the Series 1 Preferred Stock, and any other series of Class A Preferred Stock or Class B Preferred Stock ('Class A or B Series Preferred
Stock') of Pro-Fac, and will rank as to dividends or upon liquidation, dissolution or winding up, or both, on a parity with any other class or series of capital stock that expressly provides that it ranks on a parity with the Cumulative Preferred Stock with respect to dividends or upon liquidation, dissolution and winding up, as the case may be (collectively, 'Parity Dividend Securities' or 'Parity Liquidation Securities'). The Cumulative Preferred Stock will rank senior with respect to dividends and upon liquidation, dissolution and winding up to the Common Stock and any other capital stock (other than the Non-Cumulative Preferred Stock, Series 1 Preferred Stock and Class A or B Series Preferred Stock) that does not, by its terms, expressly provide that it is senior to or on a parity with the Cumulative Preferred Stock with respect to dividends or upon liquidation, dissolution and winding up, as the case may be (collectively, 'Junior Dividend Securities' or 'Junior Liquidation Securities').

Dividends: Holders of shares of Cumulative Preferred Stock will be entitled to receive, when, as and if declared by the Board, out of assets of Pro-Fac legally available therefor, cumulative cash dividends at a quarterly rate equal to $0.43 per share (or an annual rate of approximately 6.88% of the liquidation preference of $25.00 per share). Dividends on the Cumulative Preferred Stock will be payable quarterly in arrears on each April 30, July 31, October 31, and January 31 of each year, commencing October 31, 1995. Each such dividend will be payable to holders of record as they appear on the stock records of Pro-Fac at the close of business on each April 15, July 15, October 15, and January 15 preceding such dividend payment date, or such other record dates as selected by the Board, which will not be more than 50 days prior to such payment date. Dividends will be cumulative from each dividend payment date, whether or not in any dividend period or periods there are assets of Pro-Fac legally available for the payment of such dividends.


Accumulations of dividends on shares of Cumulative Preferred Stock will not bear interest. Dividends payable on the Cumulative Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of 360-day year consisting of twelve 30-day months.

Dividends on the Non-Cumulative Preferred Stock are not in a fixed amount, but instead are at such rate (not less than 6% per annum) as the Board of Directors may determine (as and when declared by the Board of Directors out of legally available funds). Although the Board of directors has in the past declared dividends based on Pro-Fac's cost of funds, the dividend for fiscal 1995 was at an annual rate of 6%, and Pro-Fac expects that future dividends on the Non-Cumulative Preferred Stock will not exceed the minimum rate of 6%. Dividends on the Non-Cumulative Preferred Stock are not cumulative, which means that holders of Non-Cumulative Preferred Stock do not have any dividend preference with respect to undeclared dividends for prior periods. .

No full dividend and no distribution may be declared by the Board or paid or set apart for payment by Pro-Fac on the Cumulative Preferred Stock for any period unless a pro rata portion of the annual dividend anticipated to be paid on the Non-Cumulative Preferred Stock for the applicable period (in any event, not less than 6% per annum) has been or is contemporaneously declared. In addition, no full dividend and no distribution may be declared by the Board or paid or set apart for payment by Pro-Fac on the Non-Cumulative Preferred Stock, Series 1 Preferred Stock, Class A or B Series Preferred Stock or other Parity Dividend Securities unless full cumulative dividends have been or contemporaneously are declared and a sum set apart sufficient for such payment on the Cumulative Preferred Stock for all dividend periods terminating on or prior to the date of payment of such full dividends on the Non-Cumulative Preferred Stock, Series 1 Preferred Stock, Class A or B Series Preferred Stock or other Parity Dividend Securities. If any dividends are not paid in full upon the shares of the Cumulative Preferred Stock, the Non-Cumulative Preferred Stock, the Series 1 Preferred Stock, the Class A or B Series Preferred Stock and other Parity Dividend Securities, all dividends declared for any period upon shares of the Cumulative Preferred Stock, the Non-Cumulative Preferred Stock, the Series 1 Preferred Stock, the Class A and B Series Preferred Stock, and other Parity Dividend Securities shall be declared ratably in proportion to accrued dividends on the Cumulative Preferred Stock, the Series 1 Preferred Stock, the Class A Series Preferred Stock and other Parity Dividend Securities and the current period dividend accrual on the Non-Cumulative Preferred Stock.

Pro-Fac may not declare, pay or set apart for payment any dividend (other than certain stock dividends) on any of the Junior Dividend Securities or make any distribution in respect thereof unless full cumulative dividends on the Cumulative Preferred Stock, the Series 1 Preferred Stock, and Class A and B Series Preferred Stock have been or are contemporaneously declared and the corresponding portion of the current annual dividend on the Non-Cumulative Preferred Stock is declared as described in the preceding paragraph.

Dividends will be paid only to the extent earnings from Curtice Burns are available for payment. Pro-Fac is also subject to certain limitations on payment of dividends under the terms of its financing agreements.

Preemptive Rights: The holders of the Cumulative Preferred Stock and Non-Cumulative Preferred Stock will not have any preemptive rights.

Redemption: Pro-Fac has the right, at any time and from time to time, to redeem the Cumulative Preferred Stock, in whole or in part, at the redemption price of $25.00 per share, plus, in each case, all dividends accrued and unpaid on the Cumulative Preferred Stock up to the date fixed for redemption, upon giving notice at least 30 but not more than 60 days before the date fixed for redemption. If fewer than all of the outstanding shares of Cumulative Preferred Stock are to be redeemed, the shares to be so redeemed will be selected pro rata or by lot, except that Pro-Fac reserves the right to first redeem all of the shares held by any holder of a number not to exceed 100.

From and after the redemption date (except to the extent Pro-Fac defaults in the payment of the redemption price), all dividends on the shares of Cumulative Preferred Stock designated for redemption will cease to accrue, and all rights of the holders thereof as stockholders of Pro-Fac, except the right to receive the redemption price thereof, will cease and terminate.

The Cumulative Preferred Stock will not be subject to any sinking fund or other binding obligation of Pro-Fac to redeem or retire the Cumulative Preferred Stock. Unless redeemed by Pro-Fac, the Cumulative Preferred Stock will have perpetual maturity.

Pro-Fac has the right, at any time and from time to time, to redeem the Non-Cumulative Preferred Stock, in whole or in part, upon payment to the holders thereof of the par value of $25.00 per share, plus all dividends accrued and unpaid at the date of retirement. Any such retirement may be made on such other terms and conditions as are established by the Board of Directors, provided no retirement of any Non-Cumulative Preferred Stock may be effected except upon 90 days written notice to the holders thereof.

During a limited period between 1984 and 1993, Pro-Fac repurchased small portions of the Non-Cumulative Preferred Stock at its par value. Those repurchases were at the sole discretion of Pro-Fac. Pro-Fac has not offered to repurchase any Non-Cumulative Preferred Stock since its fiscal year ended 1993 and has no intention to do so in the near future. Pro-Fac also is restricted in its ability to redeem shares of its capital stock under the various financing obligations entered into to finance the Acquisition.

Restriction on Certain Stock Acquisitions: Pro-Fac may not purchase, redeem or otherwise acquire for consideration (other than in a repurchase of Common Stock of a departing member pursuant to Pro-Fac's Bylaws or in certain recapitalizations, exchanges or refinancings) any Cumulative Preferred Stock, Parity Dividend Securities (including the Non-Cumulative Preferred Stock, the Series 1 Preferred Stock, and Class A and B Series Preferred Stock), Parity Liquidation Securities, Junior Dividend Securities or Junior Liquidation Securities unless full cumulative dividends on the Cumulative Preferred Stock, the Series 1 Preferred Stock, and the Class A and B Series Preferred Stock have been or are contemporaneously declared and the corresponding portion of the current annual dividend on the Non-Cumulative Preferred Stock is declared as described above.

Liquidation: After payment to holders of all outstanding retains, in the event of any voluntary or involuntary liquidation, dissolution or winding up of Pro-Fac: the holders of the Cumulative Preferred Stock will be entitled to receive $25.00 per share plus an amount equal to all dividends

(whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders; and the holders of Non-Cumulative Preferred Stock will be entitled to receive $25.00 per share plus an amount equal to such dividends as may have been declared but remain unpaid. Until the holders of the Cumulative Preferred Stock and Non-Cumulative Preferred Stock have been paid such liquidation preference in full, no payment or other distribution will be made on any Junior Liquidation Securities upon the liquidation, dissolution or winding up of Pro-Fac. If amounts available after the payment to holders of all outstanding retains are insufficient to pay, in full, the liquidation value of the Cumulative Preferred Stock, the liquidation value of the Series 1 Preferred Stock, the liquidation value of the Non-Cumulative Preferred Stock and the liquidation value (including accumulated dividends) of any other shares of Parity Liquidation Securities issued and outstanding, payments to holders of the Cumulative Preferred Stock, the Series 1 Preferred Stock, the Class A and B Series Preferred Stock, the Non-Cumulative Preferred Stock and such Parity Liquidation Securities will be made pro-rata. Neither a consolidation or merger of Pro-Fac nor a sale, lease or transfer of all or substantially all of Pro-Fac's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of Pro-Fac.


Voting: Except as required by law, holders of Cumulative Preferred Stock and Non-Cumulative Preferred Stock will not have any voting rights with respect to their shares of preferred stock.

Transferability; Trading Market: Shares of Cumulative Preferred Stock and Non-Cumulative Preferred Stock are freely transferable. The Cumulative Preferred Stock has been approved for inclusion in the NASDAQ National Market System. There is no active trading market for the Non-Cumulative Preferred Stock. Although there can be no assurance that an active trading market will develop or be sustained, Pro-Fac believes that the Cumulative Preferred Stock may, upon inclusion in the NASDAQ National Market System, trade in a more active market and possess a readily ascertainable market price. Although the liquidity of trading in the Non-Cumulative Preferred Stock is already limited, such liquidity and the trading prices of the Non-Cumulative Preferred Stock will likely be further adversely affected by the Exchange Offer. There may not be a liquid market for the Non-Cumulative Preferred Stock or, if there is a market for the Non-Cumulative Preferred Stock, such stock may trade at a price lower than the price of the Cumulative Preferred Stock.

According to NASDAQ's published guidelines, the Cumulative Preferred Stock would not meet the criteria for continued inclusion in the NASDAQ National Market System if, among other things, the number of publicly held shares of Cumulative Preferred Stock (excluding Cumulative Preferred Stock held by officers or directors or their immediate family and excluding concentrated holdings of 10 percent or more) was less than 200,000, the aggregate market value of the publicly held Cumulative Preferred Stock was less than $2 million or there were fewer than two market makers for the Cumulative Preferred Stock. If these standards were not met, quotations might continue to be published in the over-the-counter 'additional list' or one of the 'local lists' unless, as set forth in NASDAQ's published guidelines, the number of publicly-held shares of Cumulative Preferred Stock (excluding shares held by officers, directors or their immediate family and concentrated holdings of 10 percent or more of the Shares) were less than 100,000, there were fewer than 300 holders in total, or there were not at least one market maker for the Cumulative Preferred Stock. If the shares of Cumulative Preferred Stock are no longer eligible for NASDAQ quotation, quotations might still be available from other sources.

Because it is included in the NASDAQ National Market System, shares of the Cumulative Preferred Stock constitute 'margin securities' under the regulations of the Board of Governors of the Federal Reserve System (the 'Federal Reserve Board'), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Cumulative Preferred Stock. If no longer included or reported in market quotations, the Cumulative Preferred Stock would no longer constitute 'margin securities' for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.


Transfer Agent: The transfer agent, dividend agent and redemption agent for the shares of Cumulative Preferred Stock will be Harris Trust Company.


                                    RETAINS

Annual Allocation: Retains must be allocated to the accounts of members within 8-1/2 months of the close of the fiscal year. The fiscal year of Pro-Fac ends on the last Saturday of June; it has been and continues to be the policy of Pro-Fac to make the allocation of the retains on or about September 15 of each year. Each member is typically advised of the allocation of qualified and non-qualified retains to his account by means of an investment summary which is mailed to him each year about September 15.


Qualified Retains Mature into Preferred Stock: Qualified retains bear no interest, but five years after issuance they generally mature into preferred stock at the par value of $25 per share. One share of preferred stock for each $25 of qualified retains is ordinarily issued to holders of qualified retains on or about December 31 following the completion of the fifth year after allocation of the qualified retains. Qualified retains are now created in multiples of $25 to avoid the necessity of paying fractional amounts in cash. In the past, qualified retains have been converted into Non-Cumulative Preferred Stock upon maturity. It is the intention of the Board of Directors that retains maturing in the future, commencing with the retains expected to mature in fiscal 1996, will be converted into Cumulative Preferred Stock. With respect to qualified retains issued prior to September 1995, however, it is expected that the Board will permit holders of such retains to elect to receive Non-Cumulative Preferred Stock rather than Cumulative Preferred Stock.

Redemption of Non-Qualified Retains: It is the present intention of the Board of Directors that non-qualified retains will be redeemed, through partial payment in cash and the issuance of Cumulative Preferred Stock, approximately five years after their issuance in the same fashion as qualified retains.


Methods of Allocation of Retains: The bylaws of Pro-Fac provide that the written notice of allocation of retains may contain such terms and conditions as the Board of Directors may deem appropriate. Pro-Fac does not issue actual certificates to represent retains, but rather issues periodic investment summaries showing the allocation of qualified and non-qualified retains to each member.

Adjustment of Amount of Non-Qualified Retains: It is possible that the allocation of proceeds made immediately following the close of a fiscal year may not be final and may require modification because of some event which could occur after the close of the fiscal year. Should such an event require a reduction in the proceeds paid or allocated to members in a previous year, the Board of Directors may in its discretion reduce the amount of the non-qualified retains allocated to the accounts of those members for the year in question.

Transferability of Retains; Absence of Market: Non-qualified retains are not transferable, except to the heirs or personal representative of a member in the event of the member's death. Qualified retains are freely transferable. Although there were, for several years preceding the

Acquisition, two broker-dealers making a market in Pro-Fac qualified retains, no such market currently exists, and there can be no assurance that any such market will be reestablished. Historically, sales of qualified retains have been at prices substantially less than the face amount. If a market for Pro-Fac and Curtice Burns qualified retains is reestablished, the increased leverage of Pro-Fac as a result of the Acquisition, and the limits on Pro-Fac's ability to repurchase preferred stock resulting from the New Credit Agreement and the Indenture, are likely to decrease the prices at which Pro-Fac qualified retains are traded.

Liquidation Rights: All retains are junior and subordinate to all debts of Pro-Fac. The liquidation rights of the holders of retains are described under 'Common Stock - Liquidation Rights' above.


               RESTRICTIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS
                            TO MEMBERS AND INVESTORS


The Pro-Fac Bank Guarantee places aggregate dollar limits on the amount Pro-Fac may pay as dividends, stock repurchases or similar distributions to shareholders each fiscal year. The Pro-Fac Bank Guarantee also includes financial covenants with respect to working capital, minimum tangible net worth, long term debt to equity ratio, total net worth, and cash flow coverage that may limit Pro-Fac's ability to pay dividends on its common and preferred stock. Further, because Curtice-Burns is the principal source of cash used by Pro-Fac to pay dividends, the restrictions on payments from Curtice-Burns to Pro-Fac described above under 'Relationship with Curtice-Burns - Restrictions Under New Financing Arrangements' may also limit Pro-Fac's ability to pay dividends on its common and preferred stock.

                          CERTIFICATES FOR SECURITIES


Except with respect to its Cumulative Preferred Stock, Pro-Fac ordinarily does not issue certificates representing shares of either its common or preferred stock or its members' interests in retains, except upon specific request. In lieu of certificates, Pro-Fac distributes to its members and its non-member security holders periodic computerized statements referred to as 'investment summaries.' The investment summaries detail the investment of each member or security holder in the securities of Pro-Fac (common stock, preferred stock and retains) by type of security, number of shares (or dollar amount) and date of issue. In the case of qualified retains, the summaries also indicate the date upon which they are anticipated to be replaced by corresponding par value dollar amounts of preferred stock. Additionally, the investment summaries detail each member's crop commitments to the Cooperative.


                 SELECTED HISTORICAL FINANCIAL DATA OF PRO-FAC

The following table sets forth selected historical financial data of Pro-Fac for the periods indicated. The information should be read in conjunction with the Pro-Fac Financial Statements and related notes thereto appearing elsewhere herein and 'Management's Discussion and Analysis of Financial Condition and Results of Operations of Pro-Fac.'


The selected historical financial data for each of the years ended June 26, 1993, June 25, 1994, and June 24, 1995 and as of and June 26, 1994 and June 24, 1995 have been derived from Pro-Fac's audited financial statements included elsewhere herein. The selected historical financial information for each of the years ended June 28, 1991 and June 25, 1992 as of June 28, 1991 and June 26, 1992, and June 26, 1993 have been derived from Pro-Fac's audited financial statements not included herein.


(Dollars in Millions)

                                                                    Fiscal Years Ended
                                                ----------------------------------------------------------
                                                June 28,     June 26,    June 26,     June 25,    June 24,
                                                  1991         1992        1993         1994        1995
                                                --------     --------    --------     --------    ------

Net sales                                        $ 62.2       $ 63.4      $ 59.7       $ 58.2       $522.4
Cost of sales                                      62.2         63.4        59.7         58.2        384.8
                                                 ------       ------      ------       ------       ------
Gross profit                                         --           --          --           --        137.6
Share of Curtice-Burns earnings/(loss)
   prior to acquisition                             5.9          9.5       (21.8)        18.6          5.1
Interest income from Curtice-Burns prior to
   acquisition                                     22.7         19.9        17.1         15.6          6.1
Interest income, other                               --           --          --           --          4.4
Cost relating to fire claim                          --           --          --           --         (2.3)
Other selling, general, and administrative
   (expenses)/income                                 --          0.5         1.0          1.1        (99.3)
                                                 ------       ------      ------       ------       ------
Operating income/(loss)                            28.6         29.9        (3.7)        35.3         51.6
Interest expense                                  (20.3)       (17.2)      (13.8)       (11.6)       (29.0)
                                                 ------       ------     -------       ------       ------
Income/(loss) before taxes, dividends and
   allocation of net proceeds                       8.3         12.7       (17.5)        23.7         22.6
Tax benefit/(provision)                            (3.0)         1.2          --          0.8          7.0
                                                 ------       ------      ------       ------       ------
Net income/(loss)                                $  5.3       $ 13.9      $(17.5)      $ 24.5       $ 29.6
                                                 ======       ======      ======       ======       ======

Balance Sheet Data:
   Investment in direct financing leases         $193.3       $187.3      $173.5       $141.3       $   --

   Total assets                                  $385.6       $361.4      $324.9       $296.1       $689.7

   Total debt                                    $178.0       $164.0      $168.0       $127.1       $343.7

   Shareholders' investment and members'
     capitalization                              $114.6       $120.0      $ 96.4       $113.5       $135.8


             PRO FORMA FINANCIAL DATA OF PRO-FAC AND CURTICE-BURNS

The following unaudited pro forma condensed combined financial data (the 'Pro Forma Combined Financial Data') of Pro-Fac and Curtice-Burns is based on the historical Financial Statements of Pro-Fac and the historical Consolidated Financial Statements of Curtice-Burns included elsewhere herein, adjusted to give effect to the Acquisition.


The Unaudited Pro Forma Combined Statements of Operations of Pro-Fac and Curtice-Burns for the year ended June 24, 1995 of Curtice-Burns give effect to the Acquisition as if they had occurred as of June 26, 1994. The pro forma combined financial data do not purport to represent what the combined results of operations or financial position of Pro-Fac and Curtice-Burns would actually have been had the Acquisition in fact occurred on such dates or to project the combined results of operations or financial position of Pro-Fac and Curtice-Burns for any future period or date. The pro forma combined data do not give effect to any transactions other than the Acquisition as discussed in the notes to the pro forma financial data set forth below.

The acquisition was accounted for using the purchase method of accounting. In conjunction with the change in ownership all other identifiable assets and liabilities were adjusted to reflect their fair value at the date of acquisition. In recording the transaction, approximately $121.5 million was recorded to adjust property, plant, and equipment to fair market value. In addition lives were adjusted for assets acquired. The resulting annual depreciation will approximate $23.3 million on all existing assets at the appraised values. In addition, approximately $104.0 million of goodwill and other intangible assets were recorded as the excess of purchase cost over net tangible assets acquired. Included in this amount was approximately $43.8 million for deferred tax adjustments to properly reflect the effects of the acquisition in accordance with the SFAS No. 109, 'Accounting for Income Taxes.' The resulting annual amortization of goodwill and other intangible assets will approximate $3.0 million for goodwill and other intangible assets using lives ranging from 5 to 35-years. There were no other significant changes to accounting policies as a result of the acquisition.

The Pro Forma adjustments are based on available information and upon certain assumptions that management of Curtice-Burns believes are reasonable under the circumstances. The Pro Forma Combined Financial Data of Pro-Fac and Curtice-Burns and accompanying notes should be read in conjunction with the historical Consolidated Financial Statements of Curtice-Burns, including the notes thereto, and other financial information pertaining to Curtice-Burns included elsewhere herein.

            Pro-Fac Cooperative, Inc. and Curtice-Burns Foods, Inc.
                                  (Unaudited)
                   Pro Forma Combined Statement of Operations
                        For the Year Ended June 24, 1995


                                                 Pro-Fac         Curtice-     Acquisition
                                               Cooperative        Burns        and Note
                                                   Inc.         Foods, Inc.    Offering         Pro Forma
                                               (Historical)    (Predecessor)  Adjustments       Combined
                                               ------------    -------------  -----------       --------

Net sales and revenues                            $522.4          $276.6     $(50.5)(a)          $748.5
Cost of sales                                      384.8           195.8      (50.8)(a)(b)        529.8
                                                  ------          ------     ------              ------
   Gross profit                                    137.6            80.8        0.3               218.7
Selling, administrative and
   general                                          99.3            60.6       (0.6)(a)(c)        159.3
Interest income from Curtice-Burns prior
   to Acquisition                                   (6.1)             --        6.1 (a)              --
Interest income, other                              (4.4)             --         --                (4.4)
Restructuring including net loss from
   division disposals                                 --             8.4       (8.4)(g)              --
Change in control expenses                            --             2.2       (2.2)(d)              --
Gain on assets net of additional costs
   incurred as a result of fire claim                2.3            (6.5)        --                (4.2)
Pro-Fac share of earnings                           (5.1)            4.1        1.0 (a)              --
                                                  ------          ------     ------              ------
  Operating income                                  51.6            12.0        4.4                68.0
Total interest expenses                             29.0             7.6        2.9 (e)            39.5
                                                  ------          ------     ------              ------
   Pretax earnings (loss)                           22.6             4.4        1.5                28.5
(Benefit)/provision for taxes                       (7.0)            2.7       (1.3)(f)            (5.6)(h)
                                                  ------          ------     ------              ------
     Net income/(loss)                            $ 29.6          $  1.7     $  2.8              $ 34.1
                                                  ======          ======     ======              ======


See accompanying notes to the pro forma combined financial data.


                 NOTES TO THE PRO FORMA COMBINED FINANCIAL DATA

NOTE 1. BASIS OF PRESENTATION

The unaudited Pro Forma Combined Statements of Operations for the year ended June 24, 1995 have been presented assuming the Acquisition was consummated as of June 26, 1994. The unaudited pro forma financial information should be read in conjunction with the financial historical statements and notes thereto of Curtice-Burns and Pro-Fac included elsewhere in this document.

NOTE 2. UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR YEAR ENDED JUNE 24, 1995 ADJUSTMENTS FOR PREDECESSOR ENTITY


   (a) To reflect the elimination of the earnings split and other transactions between Curtice-Burns and Pro-Fac.

   (b) Primarily to reflect the adjustment to depreciation expense in connection with recording fixed asset values at appraised fair market value and to adjust the asset lives to lives deemed appropriate for the assets acquired.

   (c) To adjust amortization of goodwill and other intangibles assuming life of 35 years and to eliminate previously recorded amortization of Curtice Burns.

   (d) To reflect the elimination of change in control expenses incurred by Curtice-Burns during the period.

   (e) To reflect the net adjustment to interest expense for the Predecessor entity calculated as follows:


                                                                                  (Dollars in
                                                                                   Millions)
                                                                                   ----------
              Notes at rate of 12.25%                                               $  7.1
              Borrowings under New Credit Agreement:
                $80.0 million Term Loan at assumed rate of 8.3%                        2.4
                $97.5 million Term Loan Facility at assumed rate of 7.8%               2.8
              Amortization of debt issuance costs (10-year period)                     0.3
              Less historical interest expense net adjustment                         (9.7)
                                                                                    ------
                  Net adjustment to interest expense                                $  2.9
                                                                                    ======


   (f) To reflect the income tax effect of the pro forma adjustments (exclusive of non-deductible expenses) based on an assumed marginal income tax rate of 40 percent.

   (g) To reflect the elimination of restructuring activities relating to divisions disposed of by the Company.

   (h) The benefit for taxes includes the recognition of an operating loss carryforward recorded by Pro-Fac in the second quarter of fiscal 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this review is to highlight the more significant changes in the major items of Pro-Fac's statement of net proceeds from fiscal 1993 through 1995.

                        PRO-FAC'S RESULTS OF OPERATIONS

As a result of the Acquisition on November 3, 1994, the consolidated results of operations of Pro-Fac after that date include gross profit, operating expenses, and other results of operations of Curtice-Burns. Prior to November 3, 1994, Pro-Fac's results of operations included only amounts paid or payable by Curtice-Burns to Pro-Fac under the Integrated Agreement.

Changes From Fiscal 1994 to Fiscal 1995: For the year ended June 24, 1995, the change in net proceeds compared to the prior year is summarized below in millions of dollars:

              Curtice-Burns gross profit                                          $ 137.6
              Decreased share of Curtice-Burns earnings                             (13.5)
              Decreased interest income received from Curtice-Burns                  (9.5)
              Interest income, other                                                  4.4
              Cost relating to fire claim                                            (2.3)
              Increased selling, general and administrative expenses               (100.4)
              Increased interest expense                                            (17.5)
                                                                                  -------
              Change in income before taxes, dividends, and allocations
                of net proceeds                                                      (1.2)
              Change in tax benefit                                                   6.2
                                                                                  -------
              Change in net income                                                $   5.0
                                                                                  =======

The gross profit change represents Curtice-Burns gross profit after the acquisition. The increased selling, general and administrative expenses were due to the inclusion of Curtice-Burns costs since the acquisition. The increased interest expense was primarily attributable to the increased borrowings related to the acquisition of Curtice-Burns by Pro-Fac. The change in the tax benefit is the net result of the inclusion of Curtice-Burns' tax provision after the acquisition and a tax benefit, primarily related to the recording of the tax benefits relating to a net operating loss carryforward and a tax settlement regarding the Cooperative's exempt status (see NOTE 7 -'Taxes on Income').

Changes From Fiscal 1993 to Fiscal 1994: The 1994 commercial market value of crops delivered during the production season decreased to $59.2 million from $59.8 million in fiscal 1993. This 1.0 percent decrease was the net result of a
2.5 percent tonnage increase offset by the effect of price and mix variations from the commodities.

For the year ended June 24, 1995, the change in net proceeds and the allocation to members compared to the prior year is summarized below in millions of dollars:

                 Increased proceeds from Curtice Burns                          $ 40.4
                 Increased net interest income                                     0.7
                 Change in bank dividend                                           0.1
                 Change in excess of revenues before taxes,
                   dividends, and allocation of net proceeds                      41.2
                 Benefit for taxes                                                 0.8
                 Change in dividends                                               0.2
                                                                                ------
                 Change in net proceeds                                           42.2
                 Less increase in allocation to earned surplus                   (30.8)
                                                                                ------
                 Increase in net proceeds available to members                  $ 11.4
                                                                                ======

The $40.4 million positive change in proceeds from Curtice Burns is caused by the 1993 restructuring charge which resulted in a negative amount of proceeds of $21.8 million for that year. The fiscal 1994 amount of $18.6 million reflects improved earnings at Curtice Burns and a share of the gain in sale of assets of $3.9 million during 1994.

Prior to the acquisition most of the proceeds of Pro-Fac had always been derived from the sale to Curtice-Burns of the crops of its members and hence depended primarily upon the volume and commercial market value of these crops (which accrued to Pro-Fac at the time of delivery). In addition, proceeds depended upon the profitability of the finished products made from Pro-Fac crops and raw materials from other sources which were then processed and sold by Curtice-Burns during the course of the fiscal year. Under the Agreements between the two companies previously and presently in effect, the total purchase price for crops and the financing charge were both based in part on the results of operations of Curtice-Burns.

Because of the profit split provisions within the Agreements between Curtice-Burns and Pro-Fac, business conditions and trends affecting Curtice-Burns' profitability also affected the profitability of Pro-Fac, even before the acquisition. For these reasons, management believes discussions relating to the financial condition and results of operations of Pro-Fac should primarily focus on the operations of Curtice-Burns.

The following comparisons of Curtice-Burns' results to its prior-year periods present the results of Curtice-Burns for both the period prior to its acquisition by Pro-Fac as well as the period subsequent to the acquisition. Therefore, comparisons to the prior-year periods are not comparable in certain respects due to differences between the cost bases of the assets prior to the acquisition compared to those after the acquisition as well as the effect on Curtice-Burns' operations for adjustments to depreciation, amortization and interest expense.

Curtice Burns' Results of Operations: The following tables illustrate the Company's results of operations by business for the fiscal years ended June 24, 1995, June 25, 1994, and June 26, 1993, and the Company's total assets by business as at June 24, 1995 and June 25, 1994.

Net Sales

(Dollars in Millions)

                                                                  Fiscal Years Ended
                                                ----------------------------------------------------------
                                                  6/24/95                6/25/94               6/26/93
                                                -----------------  -------------------  ------------------
                                                        % of                    % of                  % of
                                                $       Total         $         Total        $        Total
                                              -----     -----       -----       -----      -----      -----
Comstock Michigan Fruit ('CMF')               332.1      44.4       333.4        40.2      317.8       36.1
Nalley's Fine Foods                           181.2      24.2       171.8        20.7      164.5       18.7
Southern Frozen Foods                          96.6      12.9        94.3        11.4       93.4       10.7
Snack Foods Group                              60.5       8.1        61.2         7.4       65.4        7.4
Brooks Foods                                   30.2       4.0        30.0         3.6       30.7        3.5
Finger Lakes Packaging                         49.7       6.6        49.9         6.0       47.1        5.4
Intercompany eliminations(1)                  (34.3)     (4.5)      (34.4)       (4.1)     (32.9)      (3.7)
                                              -----     -----       -----       -----      -----      -----
   Subtotal ongoing operations                716.0      95.7       706.2        85.2      686.0       78.1
Businesses sold or to be sold(2)               32.5       4.3       122.9        14.8      192.6       21.9
                                              -----     -----       -----       -----      -----      -----
   Total                                      748.5     100.0       829.1       100.0      878.6      100.0
                                              =====     =====       =====       =====      =====      =====

(1) Intercompany sales by Finger Lakes

(2) The Company sold the oats portion of the National Oats business, the Hiland potato chips business, the meat snacks business, and the Nalley's U.S. Chips and Snacks business, and subsequent to 1995 fiscal year end, sold Nalley's Canada Ltd. See NOTE 4 - 'Disposals.'

Operating Income Before Dividing with Pro-Fac(1)

(Dollars in Millions)

                                                                   Fiscal Years Ended
                                              -------------------------------------------------------------
                                                  6/24/95                6/25/94               6/26/93
                                              -------------------  ------------------  --------------------
                                                        % of                    % of                  % of
                                                $       Total         $         Total        $        Total
                                              ------    -----       ------      -----      -----      -----
CMF                                            31.9      54.5        29.6        59.7       23.0       59.1
Nalley's Fine Foods                            18.7      32.0        16.5        33.3       19.1       49.1
Southern Frozen Foods                           9.2      15.7        10.2        20.5        7.6       19.5
Snack Foods Group                               3.6       6.1         2.7         5.4        4.1       10.6
Brooks Foods                                    2.8       4.8         3.1         6.3        2.7        6.9
Finger Lakes Packaging                          3.5       6.0         3.9         7.9        2.9        7.5
Intercompany eliminations and
   corporate overhead(1)                      (10.0)    (17.1)      (15.1)      (30.5)     (14.4)     (37.0)
                                              -----     -----       -----       -----      -----      -----
     Subtotal ongoing operations               59.7     102.0        50.9       102.6       45.0      115.7
Businesses sold or to be sold(2)               (1.2)     (2.0)       (1.3)       (2.6)      (6.1)     (15.7)
                                              -----     -----       -----       -----      -----      -----
     Total                                     58.5     100.0        49.6       100.0       38.9      100.0
                                              =====     =====       =====       =====      =====      =====

(1) Table excludes restructuring (loss)/gain from division disposals of fiscal 1995, 1994, and 1993 change in control expense in fiscal 1995 and 1994, and gain on assets net of additional costs incurred as a result of a fire claim recorded in fiscal 1995.

(2) The Company sold the oats portion of the National Oats business, the Hiland potato chips business, the meat snacks business, and the Nalley's U.S. Chips and Snack business and, subsequent to 1995 fiscal year end, sold Nalley's Canada Ltd. See NOTE 4 - 'Disposals.'

Depreciation and Amortization

(Dollars in Millions)

                                                                   Fiscal Years Ended
                                              -------------------------------------------------------------
                                                  6/24/95                6/25/94               6/26/93
                                              ---------------       -----------------      ----------------
                                                        % of                    % of                  % of
                                                $       Total         $         Total        $        Total
                                              -----     -----       ------      -----      -----      -----

CMF                                           10.3       43.3        11.5        44.8       11.6       38.0
Nalley's Fine Foods                            4.2       17.6         3.0        11.7        3.0        9.8
Southern Frozen Foods                          3.9       16.4         2.5         9.7        2.1        6.9
Snack Foods Group                              1.8        7.6         2.0         7.8        2.0        6.5
Brooks Foods                                   0.7        2.9         0.6         2.3        0.6        2.0
Finger Lakes Packaging                         1.6        6.7         1.2         4.7        1.4        4.6
Corporate                                      0.5        2.1         1.7         6.5        2.7        8.9
                                              ----      -----       -----       -----      -----      -----
   Subtotal ongoing operations                23.0       96.6        22.5        87.5       23.4       76.7
Businesses sold or to be sold(1)               0.8        3.4         3.2        12.5        7.1       23.3
                                              ----      -----       -----       -----      -----      -----
   Total                                      23.8      100.0        25.7       100.0       30.5      100.0
                                              ====      =====       =====       =====      =====      =====

(1) The Company sold the oats portion of the National Oats business, the Hiland potato chips business, the meat snacks business, and the Nalley's U.S. Chips and Snack business and, subsequent to 1995 fiscal year end, sold Nalley's Canada Ltd. See NOTE 4 - 'Disposals.'

Total Assets

(Dollars in Millions)

                                                           6/24/95            6/25/94
                                                       ----------------------------------
                                                       % of                         % of
                                                         $       Total      $       Total
                                                       ----      -----    ----      -----
                 CMF                                   267.9      39.9    218.5      48.9
                 Nalley's Fine Foods                   158.9      23.6     73.8      16.5
                 Southern Frozen Foods                  97.9      14.6     48.2      10.8
                 Snack Foods Group                      28.4       4.2     24.5       5.4
                 Brooks Foods                           20.9       3.1     11.0       2.5
                 Finger Lakes Packaging                 46.1       6.9     39.3       8.8
                 Corporate                              38.4       5.7      5.8       1.3
                                                       -----     -----    -----     -----
                   Subtotal ongoing operations         658.5      98.0    421.1      94.2
                 Businesses sold or to be sold(1)       13.8       2.0     25.8       5.8
                                                       -----     -----    -----     -----
                   Total                               672.3     100.0    446.9     100.0
                                                       =====     =====    =====     =====

(1) The Company sold the oats portion of the National Oats business, the Hiland potato chips business, the meat snacks business, and the Nalley's U.S. Chips and Snack business and, subsequent to 1995 fiscal year end, sold Nalley's Canada Ltd. See NOTE 4 - 'Disposals.'

The following table illustrates the Company's income statement data and the percentage of net sales represented by these items for the fiscal years ended June 24, 1995, June 25, 1994, and June 26, 1993.

Consolidated Statement of Operations

(Dollars in Millions)

                                                                    Fiscal Years Ended
                                              -------------------------------------------------------------
                                                  6/24/95                6/25/94               6/26/93
                                              ----------------      -----------------     ------------------
                                                        % of                    % of                  % of
                                                 $      Sales         $         Sales        $        Sales
                                              -------   -----       ------      -----      -----      -----
Net sales                                      748.5    100.0        829.1      100.0       878.6     100.0
Cost of sales                                  530.1     70.8        592.6       71.5       632.6      72.0
                                              ------    -----       ------      -----      ------     -----
Gross profit                                   218.4     29.2        236.5       28.5       246.0      28.0
Restructuring expenses, including
   net (loss)/gain from division
     disposals                                  (8.4)    (1.1)         7.8        0.9       (61.0)     (6.9)
Change in control expenses                      (2.2)    (0.3)        (3.5)      (0.4)         --        --
Gain on assets net of additional costs
   incurred as result of a fire claim            4.1      0.5           --         --          --        --
Other selling, administrative and
   general expenses                           (159.9)   (21.3)      (186.9)     (22.5)     (207.1)    (23.6)
                                              ------    -----       ------      -----      ------     -----
Operating income/(loss) before
   dividing with Pro-Fac                        52.0      6.9         53.9        6.5       (22.1)     (2.5)
Interest expense                               (32.4)    (4.3)       (18.2)      (2.2)      (19.6)     (2.2)
                                              ------    -----       ------      -----      ------     -----
Pretax earnings/(loss) before dividing
   with Pro-Fac                                 19.6      2.6         35.7        4.3       (41.7)     (4.7)
Pro-Fac share of (earnings)/loss                (9.6)    (1.3)       (16.9)      (2.0)       21.8       2.5
                                              ------    -----       ------      -----      ------     -----
Income/(loss) before taxes                      10.0      1.3         18.8        2.3       (19.9)     (2.2)
Provision for taxes                             (6.0)    (0.8)        (8.7)      (1.1)       (3.9)     (0.5)
                                              ------    -----       ------      -----      ------     -----
Net income/(loss)                                4.0      0.5         10.1        1.2       (23.8)     (2.7)
                                              ======    =====       ======      =====      ======     =====

                    CHANGES FROM FISCAL 1994 TO FISCAL 1995

General: Net sales declined 9.7 percent in the year, to $748.5 million from $829.1 million the previous year due primarily to divested businesses. Operating earnings for fiscal 1995 reflect changes in many product lines.

The chips and snacks segment posted gains, while the popcorn earnings at CMF declined. Vegetable prices decreased during the year because there was an ample national supply in the fall of 1994, but vegetable earnings for the year were still ahead of fiscal 1994. Net income of $4.0 million for fiscal 1995 compared to $10.1 million a year ago. The decrease in net income is primarily due to increased interest expense caused by the revised capital structure of the Company and the gain on the sale of National Oats included in the fiscal 1994 results.

Net Sales: The Company's net sales in fiscal 1995 of $748.5 million decreased $80.6 million or 9.7 percent from $829.1 million in fiscal 1994. The net sales attributable to businesses sold or to be sold in connection with the Company's restructuring program discussed in NOTE 4 were $32.5 million in fiscal 1995 and $122.9 million in fiscal 1994. The Company's net sales from ongoing operations, excluding businesses sold or to be sold, were $716.0 million in fiscal 1995, an increase of $9.8 million or 1.4 percent from $706.2 million in fiscal 1994. This net sales variance of $9.8 million for ongoing operations is primarily comprised of a $9.4 million increase at Nalley's with minor variations at other divisions. An increase of $5.4 million in sales of pickles and relishes and an increase of $2.7 million in dressing sales were the primary reasons for Nalley's increase.

Gross Profit: Gross profit of $218.4 million in fiscal 1995 decreased $18.1 million or 7.7 percent from $236.5 million in fiscal 1994. Of this net decrease, a $23.9 million reduction was attributable to businesses sold or to be sold, and an increase of $5.8 million was attributable to increased gross profit at the Company's ongoing operations. This increase of $5.8 million was the result of variations in volume, selling prices, costs, and product mix. The increase in gross profit for ongoing operations is comprised of increases and decreases as follow:


                                                              Gross
                                                              Profit
                                                             Variance
                                                            ----------
                                CMF                           $(0.8)
                                Nalley's Fine Foods             5.1
                                Southern Frozen Foods          (0.9)
                                Snack Foods Group               0.5
                                All Other                       1.9
                                                              -----
                                                              $ 5.8
                                                              =====

Nalley's Fine Foods increased gross profit primarily relates to improved margins on canned entrees and soups ($3.4 million) and improved margins on dressings ($1.2 million).

Restructuring  Expenses  Including  Net  (Loss)/Gain  From  Division  Disposals:
Restructuring expenses, including net (loss)/gain from division disposals, resulted in a charge in fiscal 1995 of $8.4 million to reflect the impact of the sale of certain assets of the Nalley's U.S. Chips and Snack business and other expenses relating to the disposal of this operation. Included in fiscal 1994 was an $7.8 million net gain from restructuring, including division disposals, for a net increase in this expense from year to year of $16.2 million, all of which was incurred by the Predecessor entity. See NOTE 4 -- 'Disposals.'

Change in Control Expenses: Change in control expenses recorded in fiscal 1995 and fiscal 1994, amounting to $2.2 million and $3.5 million, respectively, reflect non-deductible expenses relating to the sale of the Company covering legal, accounting, investment banking, and other expenses relative to the change in control issue. All of these expenses were incurred prior to the acquisition. See NOTE 3 - 'Change in Control of Curtice Burns.'

Gain on Assets Net of Additional Costs Incurred as a Result of Fire Claim at Southern Frozen Foods: The gain on assets net of additional costs incurred as a result of a fire claim recorded in fiscal 1995 amounted to $4.2 million.

Other Selling, Administrative, and General Expenses: Other selling, administrative, and general expenses in fiscal 1995 of $159.9 million decreased $27.0 million or 14.4 percent from $186.9 million in fiscal 1994. This net decrease of $27.0 million includes primarily:


(In Millions)
                                                                   Businesses
                                                       ----------------------------------
                                                       Sold or to be Sold       Ongoing       Total
                                                       ------------------       -------       -----
        Change in trade promotions                           $ (8.1)             $(2.8)      $(10.9)
        Change in advertising and selling costs               (13.8)               2.0        (11.8)
        All other                                              (5.6)               1.3         (4.3)
                                                             ------              -----       ------
        Change in selling, administrative,
          and general expenses                               $(27.5)             $ 0.5       $(27.0)
                                                             ======              =====       ======

The $2.8 million decrease in trade promotions at the Company's ongoing operations is primarily comprised of a decrease at CMF of $4.0 million (which primarily relates to reduced spending on the fruit filling and topping category, with minor increases in other categories) and increased trade promotions at Nalley's Fine Foods of $0.8 million (primarily related to increased spending on canned entrees and soups and salad dressings, offsetting decreased spending on other product lines).

The $2.0 million increase in advertising and selling costs at the Company's ongoing operations represents increased costs at CMF ($1.5 million) and Nalley's Fine Foods ($1.6 million), with minor offsetting variations at other operations. The increase at CMF primarily relates to fruit fillings and toppings, with minor variations in other product lines. The increase at Nalley's Fine Foods primarily relates to costs associated with canned entrees and soups and salad dressings, with minor variations in other product lines.

The $1.3 million increase in other administrative expenses primarily relates to increased amortization of intangibles resulting from the acquisition and other minor offsetting variances.

Operating Income Before Dividing with Pro-Fac: The Company's operating income (before dividing with Pro-Fac) for fiscal 1995 of $52.0 million decreased $1.8 million or 3.3 percent from $53.8 million in fiscal 1994. Included in the 1995 operating income: the restructuring charges, including a loss from division disposals of $8.4 million; change in control expenses of $2.2 million; net gain on assets resulting from fire claim of $4.2 million; and operating losses attributable to businesses sold or to be sold of $1.2 million. Included in the 1994 operating income: the restructuring gain from division disposals of $7.8 million; change in control expenses of $3.5 million; and operating losses attributable to businesses sold or to be sold of $4.8 million. Excluding the restructuring loss/gain from division disposals, change in control expense, gain on assets net of additional costs incurred resulting from the fire claim, and operating losses attributable to businesses sold or to be sold, the Company's operating income (before dividing with Pro-Fac) from ongoing operations for fiscal 1995 of $59.7 million increased $5.3 million or 9.7 percent from $54.4 million in fiscal 1994.

Interest Expense: Interest expense in fiscal 1995 of $32.4 million increased $14.2 million or 78.0 percent from $18.2 million in fiscal 1994. This increase was primarily attributable to the increased borrowing and increased interest rates related to the acquisition of the Company by Pro-Fac.

Pro-Fac Share of Earnings: Pro-Fac's share of the Company's earnings in fiscal 1995 of $9.6 million decreased $7.3 million or 43.1 percent from $16.9 million in fiscal 1994. The restructuring expenses, change in control expense, and fire claim discussed above accounted for $5.4 million of this decrease. The Pro-Fac share of earnings in fiscal 1995 and fiscal 1994 was 49.0 percent and 47.3 percent, respectively, of the Company's pretax earnings before dividing with Pro-Fac.

Income Before Taxes: The Company's income before taxes in fiscal 1995 of $10.0 million decreased $8.8 million or 46.8 percent from $18.8 million in fiscal 1994. The restructuring expenses, change in control expense, and fire claim discussed above accounted for $5.4 million or 61.4 percent of the decrease.

Provision for Taxes: The provision for taxes in fiscal 1995 of $6.0 million decreased $2.7 million or 31.0 percent from $8.7 million in fiscal 1994. The effective tax rate in fiscal 1995 was 60.0 percent compared to 46.2 percent in fiscal 1994. The non-deductibility of the amortization of excess purchase cost over net assets acquired was primarily responsible for the significantly increased rate.

Net Income: The Company's net income for fiscal 1995 of $4.0 million decreased $6.1 million or 60.4 percent from $10.1 million in fiscal 1994.

The primary reasons for the Company's $6.1 million decrease in net income are the after-tax effect of the increased expenses relating to restructuring, change in control, and interest, partially offset by the net gains resulting from the Southern Frozen Foods' fire claim and improvements in divisions' operating results as well as the change in the Company's effective tax rate -- all discussed above.

                    CHANGES FROM FISCAL 1993 TO FISCAL 1994

Net Sales: The Company's net sales in fiscal 1994 of $829.1 million decreased $49.5 million, or 5.6 percent, from $878.6 million in fiscal 1993. The net sales attributable to businesses sold or to be sold in connection with the Company's restructuring program were $122.9 million in fiscal 1994 and $192.6 million in fiscal 1993. The Company's net sales from ongoing operations excluding businesses sold or to be sold in fiscal 1994 were $706.2 million, an increase of $20.2 million, or 2.9 percent, from $686.0 million in fiscal 1993. The increase in net sales from ongoing operations is attributable in part to CMF. Net sales at CMF in fiscal 1994 of $333.4 million increased $15.6 million, or 4.9 percent, from $317.8 million in fiscal 1993. The increase in net sales at CMF was due to an increase in net sales at CMF's New York vegetables business resulting from increased prices and volumes associated with a national shortage in supply in the vegetable market attributable to floods in the Midwest and a drought in the South in the 1993 growing season. This increase in sales at CMF was offset in part by reduced raw material costs at the Company, that were reflected in reduced selling prices of the Company's products. Net sales at Nalley's in fiscal 1994 of $171.8 million increased $7.3 million, or 4.4 percent, from $164.5 million in fiscal 1993. The increase in net sales at Nalley's was primarily attributable to an $8.5 million increase in the salad dressing and a $1.0 million decrease in pickles and relishes related to reduced volume. Net sales at Southern in fiscal 1994 of $94.3 million remained essentially flat compared to $93.4 million in fiscal 1993. Net sales at the Snack Foods Group in fiscal 1994 of $61.2 million decreased $4.2 million, or 6.4 percent, from $65.4 million in fiscal 1993. The decrease was caused by reduced volume related principally to the competitive pressures of the salty snacks business and the decline in consumption for the potato chip category. Net sales at Brooks in fiscal 1994 of $30.0 million decreased $0.7 million, or 2.3 percent, from $30.7 million in fiscal 1993. This net decrease is comprised of a decrease of $2.8 million of tomato products almost completely offset by increased sales of bean products. The decrease in tomato products sold was the result of the decision to exit the private label ketchup business. The increase in bean products was due to a 21.0 percent increase in units sold. Net sales at Finger Lakes in fiscal 1994 of $49.9 million increased $2.8 million, or 5.9 percent, from $47.1 million (before elimination of intercompany sales) in fiscal 1993. This was primarily the result of a 10.2 percent increase in volume.

Gross Profit: Gross profit of $236.5 million in fiscal 1994 decreased $9.5 million, or 3.9 percent, from $246.0 million in fiscal 1993. Of this net decrease, a $23.6 million reduction was attributable to businesses sold or to be sold and an increase of $14.1 million was attributable to increased gross profit at the Company's ongoing operations. Gross profit for CMF increased $8.5 million, Nalley's increased $4.8 million, Southern increased

$2.5 million, and the Snack Foods Group decreased $2.8 million. These changes were the result of variations in volume, selling prices, costs and product mix.

Restructuring Including Net (Gain)/Loss From Division Disposals: Included in the fiscal 1994 results was a net gain of $7.8 million comprised of a gain on the sale of the oats operations of National Oats of $10.9 million, net of a charge of $3.1 million to adjust previous estimates regarding activities initiated in fiscal 1993. Consummation of the sale of Nalley's U.S. Chips and Snacks completed the Company's dispositions pursuant to the restructuring program initiated in 1993. The Company incurred restructuring charges in fiscal 1993 of $61.0 million, which included the loss incurred on the sale of the Lucca frozen entree business, anticipated losses on the sale of the meat snacks and Hiland potato chips businesses, and other costs anticipated in conjunction with the restructuring program.

Change in Control Expenses: During fiscal 1994, the Company expensed $3.5 million of legal, accounting, investment banking and other expenses relative to the change in control issue. In recognizing this expense, the Company allocated half of this amount to Pro-Fac as a deduction to the profit split.

Selling, Administrative and General Expenses: Selling, administrative and general expenses of $186.9 million in fiscal 1994 decreased $20.2 million, or
9.8 percent, from $207.1 million in fiscal 1993. Cost reductions include (i) a $0.7 million decrease in trade promotions, (ii) a $13.1 million decrease in advertising and selling costs and (iii) a $5.1 million decrease in administrative costs. Of the net decrease in trade promotions, an $8.8 million decrease was attributable to businesses sold or to be sold and an increase of $8.1 million was attributable to increased trade promotions at the Company's ongoing operations. Of this increase, $2.6 million was due to increased promotions on a reformulated fruit filling and topping product of CMF and to the expansion of the pumpkin pie filling category and $4.3 million was primarily due to new product promotions for Nalley's salad dressings and canned meats and entrees introduced in fiscal 1993 and 1994. Of the net decrease in advertising and selling costs, $13.2 million was attributable to businesses sold or to be sold. The remaining increase of $0.1 million was primarily attributable to a $2.1 million decrease in advertising and selling costs net of an increase in such costs of $1.8 million at Nalley's. The increase at Nalley's was primarily related to canned meats and entrees and salad dressings.

Operating Income Before Dividing Profits With Pro-Fac: The Company's operating income in fiscal 1994 of $53.8 million increased $76.0 million from an operating loss of $22.2 million in fiscal 1993. Excluding restructuring charges and change in control expenses, the Company's operating income in fiscal 1994 was $49.6 million, a $10.7 million increase, or 27.5 percent, from an operating income of $38.9 million in fiscal 1993. Operating losses attributable to businesses sold or to be sold in connection with the Company's restructuring program were $4.8 million in fiscal 1994 and $6.1 million in fiscal 1993. Excluding operating losses from businesses sold or to be sold, the Company's operating income from continuing operations in fiscal 1994 was $54.4 million, an increase of $9.4 million, or 20.9 percent, from $45.0 million in fiscal 1993. Of this increase, CMF contributed $6.6 million, Southern contributed $2.6 million and Finger Lakes contributed $1.0 million. These increases were offset in part by decreased operating income at Nalley's of $2.6 million and $1.4 million for the Snack Foods Group. The increases for CMF's New York vegetables business and Southern were attributable to increased selling prices as a result of the short crop of vegetables nationally due to poor weather conditions in the Midwest during the 1993 growing season. Finger Lakes benefitted from improved production efficiencies and procedures as a result of capital improvements. The decrease at Nalley's pertained to both a sales volume decline and an increase in costs for the peanut butter and pickles and relishes categories, and trade promotions and selling costs on the canned meat and entree category. In addition, CMF's fruit fillings and toppings business experienced increased trade promotions and advertising costs related to reformulated fruit fillings and toppings and expansion of the pumpkin pie filling markets. The decrease in the Snack Foods Group is the result of the sales decline as previously mentioned. An increase of $1.2 million related to the management incentive plan also reduced operating income.

Interest Expense: Interest expense in fiscal 1994 of $18.2 million decreased $1.4 million, or 7.1 percent, from $19.6 million in fiscal 1993. The reduction in interest expense is due to lower interest rates off-set in part by an increase in loan volume.

Pro-Fac Share of Earnings/(Loss): Pro-Fac share of earnings in 1994 of $16.9 million increased $38.7 million from a share of loss of $21.8 million in fiscal 1993. The increase is attributable to the factors described above. The Pro-Fac share of earnings/(loss) in fiscal 1994 and fiscal 1993 was 47.3 percent and
52.2 percent, respectively, of the Company's pre-tax earnings/(loss) before dividing with Pro-Fac. The change in percentage is the result of changes in the dividend paid by the Bank that Pro-Fac shares with the Company.

Income/(Loss) Before Taxes: Income/(loss) before taxes in fiscal 1994 of $18.8 million increased $38.7 million from a loss of $19.9 million in fiscal 1993. Excluding restructuring charges and change in control expenses, the Company's income before taxes in fiscal 1994 was $16.6 million, a $6.0 million increase, or 56.6 percent, from income before taxes of $10.6 million in fiscal 1993. The increase is attributable to the factors described above.

Provision for Taxes: Provision for taxes in fiscal 1994 of $8.7 million increased $4.8 million from a provision of $3.9 million in fiscal 1993. Included in the fiscal 1994 results was a charge against earnings of $0.5 million to adjust deferred taxes to the higher rate as legislated by Congress and as required under Financial Accounting and Standards Board No. 109. The Company's effective tax rate was significantly impacted during fiscal 1994 by non-deductible legal and advisory expenses incurred in conjunction with the change in control, the increase in the federal statutory income tax rate enacted on August 10, 1993 and the adjustment of a valuation allowance previously recorded.

Net Income/(Loss): The Company's fiscal 1994 net earnings were $10.1 million compared to a loss of $23.8 million in fiscal 1993. Also included in the fiscal 1994 results was a net gain of $7.8 million comprised of a gain on the sale of the oats operations of National Oats of $10.9 million, net of a charge of $3.1 million to adjust previous estimates regarding activities initiated in 1993, and a charge of $3.5 million of legal, accounting and investment banking and other expenses relating to the potential change of control of the Company. Included in fiscal 1993 results ere restructuring charges of $61.0 million. Net earnings, excluding these items, were approximately $9.1 million in fiscal 1994 and $5.8 million in fiscal 1993, an increase of 56.9 percent.

                        LIQUIDITY AND CAPITAL RESOURCES

In fiscal 1995, net cash provided by operating activities of $111.5 million reflects net income of $29.5 million. Depreciation and amortization of assets amounted to $16.4 million. Accounts receivable and inventories decreased $12.1 million and $67.0 million, respectively. Changes in other assets and liabilities used cash of $7.3 million.

Cash flows from investing activities include the acquisition of property, plant, and equipment, and other assets held for or used in the production goods, and the amounts received from Curtice-Burns prior to the acquisition for payments on capital leases. Net cash used in investing activities of $17.3 million in fiscal 1995 was comprised of $28.7 million paid for property, plant, and equipment and $11.4 million received for capital leases.

Net cash used in financing activities of $90.0 million is primarily related to the acquisition of Curtice Burns in fiscal 1995. Proceeds from the issuance of long-term debt (net of repayments) amounted to $107 million. The amounts paid to the former shareholders of Curtice-Burns totaled $167.8 million, and the net assets acquired amounted to $81.3 million.

Because of the additional debt as a result of the acquisition of the Company by Pro-Fac, the cash flow of the Company is the single, most important measure of performance. Net cash provided from operations is expected to be sufficient to cover scheduled payments on long-term debt and planned capital expenditures.

New Borrowings: Under the New Credit Agreement, Curtice-Burns is able to borrow up to $86.0 million for seasonal working capital purposes under the Seasonal Facility, subject to a borrowing base limitation, and obtain up to $11.0 million in aggregate face amount of letters of credit pursuant to a Letter of Credit Facility. The borrowing base is defined as the lesser of (i) $86.0 million and
(ii) the sum of 60 percent of eligible accounts receivable plus 50 percent of eligible inventory.

As of June 24, 1995, (i) cash borrowings outstanding under the Seasonal Facility were zero and (ii) availability under the Seasonal Facility, after taking into account the amount of the borrowing base, was $20.0 million. In addition to its seasonal financing, as of June 24, 1995, Pro-Fac had $1.0 million available for long-term borrowings under the Term Loan Facility. Pro-Fac believes that the cash flow generated by its operations and the amounts available under the Seasonal Facility should be sufficient to fund its working capital needs, fund its capital expenditures and service its debt for the foreseeable future.

As a result of the acquisition of Curtice-Burns by Pro-Fac, Pro-Fac's total debt and interest expense have increased because the Notes have a substantially higher interest rate than the debt that was repaid with the proceeds from the Note Offering. The New Credit Agreement requires that Pro-Fac and Curtice Burns meet certain financial tests and ratios and comply with certain other restrictions and limitations. As of June 24, 1995, Pro-Fac is in compliance with or has obtained waivers for all such restrictions and limitations.

Short- and Long-Term Trends: The vegetable portion of the business can be positively or negatively affected by weather conditions nationally and the resulting impact on crop yields. Favorable weather conditions can produce high crop yields and an oversupply situation. This results in depressed selling prices and reduced profitability on the inventory produced from that year's crops. Excessive rain or drought conditions can produce low crop yields and a shortage situation. This typically results in higher selling prices and increased profitability. While the national supply situation controls the pricing, the supply can differ regionally because of variations in weather. For example, the 1993 floods in the Midwest and the drought in the South produced lower crop yields in those areas and increased prices nationally even though the crops in the Company's growing areas were at normal levels.

As a result of the shortage situation of the national supply due to the low yields from the 1993 crop year, many vegetable producers intentionally increased planned production for the 1994 crop year attempting to return the supplies to ample levels. Favorable weather conditions in the 1994 growing season, however, produced high crop yields in addition to the increased planned production. This resulted in somewhat depressed selling prices, increased inventory levels throughout fiscal 1995, and left a higher carryover inventory at the end of fiscal 1995 than at the end of fiscal 1994 for the Company. As of June 24, 1995, the Company's total inventories were

$160.2 million, an increase of $4.9 million or 3.2 percent from $155.3 million in the prior year. This excess will be gradually reduced by the end of the 1996 fiscal year due to a decrease in the planned production for the 1995 crop year. There are variations among the specific commodities and the effect on pricing and profitability in fiscal 1995 has depended upon individual company pricing practices and the effect of recent industry plant closings and production realignments. Decreased vegetable prices are expected to depress earnings for the first quarter of fiscal 1996 as are increased slotting allowances for certain new items.

The impact of the 1993 growing season principally affected the Company's operating results in fiscal 1994, and the impact of the 1994 growing season principally affected the Company's operating results in fiscal 1995. The impact of the 1995 growing season on the Company's operating results for fiscal 1996 cannot be determined until late fall of 1995 when national supplies can be determined.

In addition to the excess inventory discussed above, another element affecting cash flow in fiscal 1995 was the timing of reimbursement for cash expenditures relative to the facility repairs and other activities of the Company's
Montezuma, Georgia plant which was destroyed by fire in July 1994. See 'Fire Claim' in NOTE 6. As of June 24, 1995, approximately $10.0 million of such expenditures were receivable from insurance companies. Final settlements with insurance carriers regarding claims for business interruption are currently being negotiated.

Primarily due to higher inventory levels and the timing of the insurance proceeds of the fire claim, the average seasonal loan balance in fiscal 1995 was $66.5 million, an increase of $15.0 million or 29.1 percent over the fiscal 1994 average of $51.5 million.

Capital expenditures (excluding the expenditures relating to the fire for which reimbursement was received) amounted to $19.8 million in fiscal 1995. The largest, single capital project in process during fiscal 1995 was renovation and updates to the Nalley's salad dressing plant in Tacoma, Washington. This capital project amounts to approximately $10.0 million and will provide increased production and efficiencies for the salad dressing line.

Required scheduled payments on long-term debt will approximate $8.0 million in the coming year. Cash proceeds from the sale of Nalley's Canada Ltd., sold subsequent to fiscal year end of approximately $3.8 million, were applied to long-term debt in accordance with the terms of the New Credit Agreement.

Supplemental Information on Inflation: The changes in costs and prices within the Company's business due to inflation were not significantly different from inflation in the United States economy as a whole. Levels of capital investment, pricing and inventory investment were not materially affected by the moderate inflation.

Sale of Nalley's Canada Ltd.: On March 20, 1995 Curtice-Burns announced its intention to sell its Canadian subsidiary, Nalley's Canada Ltd., located in Vancouver, British Columbia, to a management group within the Canadian subsidiary. This sale was finalized subsequent to year end (as of June 26, 1995) and was contemplated by Pro-Fac in conjunction with the acquisition. Nalley's U.S. will have an ongoing supply agreement with Nalley's Canada Ltd. as a result of the sale. See further discussion at 'Certain Transactions.'

Subsequent Event: On July 21, 1995, the Company completed the acquisition of Packer Foods, a privately owned, Michigan-based food processor. The total cost of acquisition was approximately $5.4 million in notes plus interest at 10 percent to be paid until the notes mature in the year 2000. The transaction will be accounted for as a purchase. For its latest fiscal year ended December 31, 1994, Packer had net sales of approximately $13 million, operating income of approximately $300,000, and income before extraordinary items of approximately $100,000. Packer Foods is in the process of being merged into the Company's CMF operations.

Favorable Tax Ruling and Developments: In August of 1993, the Internal Revenue Service issued a determination letter which concluded that the Cooperative is exempt from federal income tax to the extent provided by Section 521 of the Internal Revenue Code, 'Exemption of Farmers' Cooperatives from Tax.' Unlike a non-exempt cooperative, a tax-exempt cooperative is entitled to deduct cash dividends it pays on its capital stock in computing its taxable income. The exempt status is retroactive to fiscal year 1986 and is anticipated to apply to future years as long as there is no significant change in the way in which the Cooperative operates. In conjunction with this ruling, the Cooperative has filed for tax refunds for fiscal years 1986 to 1991 in the amount of approximately $7.2 million and interest payments of approximately $4.9 million. In addition, it is anticipated that the Cooperative will file for tax refunds for fiscal 1992 in the amount of approximately $1.6 million and interest payments of approximately $.3 million. Based upon the status of the government's review of the refunds for fiscal years 1986 to 1990 the legal counsel to the Cooperative has issued an opinion that such refunds constitute a legally enforceable account receivable from the government. Accordingly, refund amounts of $10.1 million for tax and interest have been reflected in the financial statements of Pro-Fac as of June 24, 1995. It is anticipated that such amounts will be received in the first half of fiscal 1996. The Board of Directors of the Cooperative has committed that substantially all of such refunds and interest payments, when received, will be invested in its subsidiary, Curtice-Burns Foods, Inc.

As a result of the acquisition, the Cooperative's exempt status has ceased.


                   BUSINESS OF CURTICE-BURNS ('THE COMPANY')

General: The Company is a producer and marketer of processed food products including canned and frozen fruits and vegetables, canned desserts and condiments, fruit fillings and toppings, canned chilies and stews, salad dressings, pickles, peanut butter and snack foods. In addition, the Company manufactures cans which are both utilized by the Company and sold to third parties.

The Company sells products in three principal categories: (i) 'branded' products, which are sold under the Company's trademarks, (ii) 'private label' products, which are sold to grocers that in turn use their own brand names on the products and (iii) 'food service' products, which are sold to food service institutions such as restaurants, caterers and bakeries and to schools. In fiscal 1995, approximately one-half of the Company's net sales were branded and the remainder were split between private label and food service. The Company's branded products include 'Comstock,' 'Thank You' and 'Wilderness' fruit fillings and toppings, 'Nalley' chilies and stews, 'Bernstein's' salad dressings and 'Adams' peanut butter. The Company's private label products include salad dressings, salsa, fruit fillings and toppings, canned puddings and canned and frozen vegetables, which are sold to customers such as A&P, Kroger, Safeway, Topco, Wegman's and Winn-Dixie. The Company's food service products include salad dressings, pickles, fruit fillings and toppings, canned and frozen vegetables, canned puddings, cheese sauces and canned and frozen fruit, which are sold to customers such as Carvel, Disney, Foodservice of America, KFC, McDonald's and Sysco.

Comstock Michigan Fruit: CMF, the Company's largest division, headquartered in Rochester, New York, produces products in three principal categories: (i) fruit fillings and toppings, (ii) aseptically produced products and (iii) canned and frozen fruits and vegetables. In fiscal 1995, approximately one-third of CMF's net sales represented branded products, approximately one-third represented private label products and approximately one-third represented food service products. CMF markets its branded products under the 'Thank You,' 'Comstock,' 'Wilderness,' 'Greenwood,' 'Silver Floss,' 'Blue Boy,' 'Super Pop,' 'Pop-Eye,' and 'Pops-Rite' labels. The following table sets forth the net sales and division operating income for CMF for the periods shown:

(Dollars in Millions)

                                                        Fiscal Year Ended
                                               ------------------------------------
                                               June 24,        June 25,      June 26,
                                                 1995           1994           1993
                                               --------       --------       ------

                      Net sales                  $332.1         $333.4        $317.8
                      Operating income             31.9           29.6          23.0

CMF estimates the national fruit fillings and toppings market to be approximately $225.0 million. CMF's fruit fillings and toppings are marketed under the 'Comstock', 'Thank You' and 'Wilderness' brands, which held a national market share of approximately 52 percent in the fruit filling segment in fiscal 1995. CMF's fruit fillings and toppings are sold both through grocers to the public and to food service institutions such as restaurants, caterers and bakeries and to schools. In fiscal 1994, the Company introduced the 'More Fruit/More Flavor' program at CMF, which involved the production of fruit fillings and toppings with more fruit content, which CMF sells at a premium price. The Company believes this program has increased CMF's market share in the fruit fillings and toppings category.

CMF's aseptic operations produce puddings, cheese sauces and dips for sale by CMF and diet drinks for sale by a third party under a co-packing arrangement. The aseptic production process involves preparation of the product in a sterile environment beginning with batch formulation and continuing through packaging. As a result, once packaged, the product requires no further cooking. The Company believes its aseptic production facility is state-of-the-art. In 1994, CMF's aseptically processed puddings accounted for approximately 66 percent of the national food service market and aseptically processed cheese sauces accounted for approximately one-quarter of the national food service market.

CMF's fruit and vegetable processing business includes both branded and private label production. It also includes value added products such as canned specialty fruits and frozen vegetable mixes. Success in the fruit and vegetable processing business is driven by, among other things, an ability to control costs. The Company has aggressively sought to reduce costs in the fruit and vegetable processing business by closing plants, making capital investments in the modernization of processing equipment, changing its product mix and refining advertising strategies. For example, in fiscal 1993, the Company initiated production consolidation efforts involving the closing of CMF plants located in Michigan and New York. Programs aimed at further reducing costs include continued capital investment in cost savings projects and further vegetable plant production efficiencies. Subsequent to the end of fiscal 1995, on July 21, 1995, the Company acquired Packer Foods, Inc (see further discussion in NOTE 11 of the Consolidated Financial Statements). Packer's operation is in the process of being merged into the CMF operations.

Nalley's Fine Foods: Nalley's is headquartered in Tacoma, Washington. It markets canned meat products such as chilies and stews, pickles, salad dressings, peanut butter and syrup, which are sold throughout the Northwest and Western United States under the 'Nalley' brand and other premium brand names, such as 'Bernstein's' salad dressing and 'Adams' natural peanut butter. Approximately three-quarters of Nalley's products are branded; however, private label accounts for a growing percentage of Nalley's business. The following table sets forth the net sales and division operating income for Nalley's for the periods shown:


(Dollars in Millions)
                                                       Fiscal Year Ended
                                            ----------------------------------------
                                            June 24,        June 25,         June 26,
                                              1995            1994             1993
                                            --------        --------         ------
               Net sales                      $181.2          $171.8          $164.5
               Operating income                 18.7           16.5             19.1

The Nalley's products have been a vehicle for growth through both geographic expansion and line extension. Several of Nalley's products have leading market shares in the Pacific Northwest, such as Nalley's chili, which had a market share of approximately 55 percent, and 'Nalley' and 'Farman's' pickles, which together had a market share of approximately 48 percent, for the 52-week period ended June 1995. In the Pacific Northwest, the Company's 'Nalley' and 'Bernstein's' brands of salad dressings had a combined market share of approximately 18 percent for the same period. Nalley's has taken an aggressive position in growing its market share in the salad dressing category. It is believed by management that over the last three years, Nalley's has been the only major salad dressing company on the West Coast to grow its share consistently. It has done this by pursuing unique line extensions (e.g., Bernstein's 'Wine Country Italian'), entering fast-growing market segments with superior-quality products (e.g., Bernstein's fat-free dressings), and by entering new markets, such as refrigerated dressings (e.g., Bernstein's refrigerated dressings).

In line with the growing trend toward private label, Nalley's has been aggressively pursuing this profitable business segment. Specifically, Nalley's has been executing its three-tiered store label strategy on specialty Mexican products, such as chili and salsa, salad dressings and canned soups. The three-tiered strategy allows the Company to offer to its private label customers products in a 'good,' 'better,' 'best' format. For example, if the grocer seeks a premium salsa brand, Nalley's can offer its top-tier brand of salsa. By using the three-tiered approach, the Company has successfully extended the reach of its available products. The private label customer base continues to expand on a national basis and includes Winn-Dixie in the Southeast, Wegman's in Upstate New York, Topco in the Midwest, and Ralph's and Western Family on the West Coast.

Southern Frozen Foods: Southern Frozen Foods, headquartered in Montezuma, Georgia, freezes and sells a full line of southern vegetables such as black-eyed peas, okra and leafy greens as well as a line of traditional vegetables such as corn, peas, squash and green beans. Southern also produces specialty side dishes, breaded vegetables and onion rings, and a small amount of frozen fruit. The following table sets forth the net sales and division operating income for Southern for the periods shown:

(Dollars in Millions)

                                                       Fiscal Year Ended
                                            -----------------------------------------
                                            June 24,        June 25,         June 26,
                                              1995            1994             1993
                                            --------        --------         ------

               Net sales                      $96.6           $94.3           $93.4
               Operating income                 9.2            10.2             7.6

Southern's products are marketed under the following brand names: McKenzie's', 'Southern Farms', 'Gold King', 'Chill-Ripe' and 'Tropic Isle.' Approximately one-half of Southern's products are sold under brand labels, with 'McKenzie's' and 'Southern Farms' accounting for approximately 27 percent of the southern vegetable market in the Southeastern United States for the 52-week period ended February 5, 1995. Approximately 15 percent of Southern's products are sold to private label customers with major accounts including Winn-Dixie, Federated Foods, SuperValu and Marketing Management. Distribution is primarily in the Southeast and South Central portions of the United States.

On July 7, 1994, a fire destroyed Southern's breading and packaging operations. In the interim the Division outsourced these functions. On July 7, 1995, the new plant and all production lines were back in operation. The new facility is 35 percent larger and houses state of the art packaging, breading and fryer equipment.

Snack Foods Group:  The Snack Foods Group consists of three separate  divisions:
(i) Snyder, (ii) Tim's and (iii) Husman. The following table sets forth the net sales and division operating income for the Snack Foods Group for the periods shown:

(Dollars in Millions)

                                                       Fiscal Year Ended
                                            -----------------------------------------
                                            June 24,        June 25,         June 26,
                                              1995            1994             1993
                                            --------        --------         ------

               Net sales                      $60.5           $61.2           $65.4
               Operating income                 3.6             2.7             4.1

      Snyder of Berlin: Snyder of Berlin, headquartered in Berlin, Pennsylvania, produces and markets several varieties of potato chips in distinctive silver-colored bags, as well as several varieties of corn-based snack products in conventional packaging, primarily under the 'Snyder of Berlin' brand. Snyder products are recognized for their unique taste and freshness among users in Western Pennsylvania, Ohio and West Virginia, some of the country's highest per capita snack consumption markets.

      Tim's Cascade Chips: Tim's Cascade Chips, located in Auburn, Washington, produces kettle-fried potato chips for distribution in the Washington, Northern Idaho, and Western Oregon area. Kettle frying produces a potato chip that is thicker and crisper than other potato chips.

      Husman's Snack Foods: Husman's Snack Foods, located in Cincinnati, Ohio, manufactures and markets potato chips, popcorn, and cheese curls and distributes other snack items in Cincinnati and Dayton, Ohio and areas of northern Kentucky. Husman's targets unique products and packaging to maintain a strong potato chip market share. Multi-packs and licensing agreements with local restaurants are two ways Husman's creates their value added proposition.

Brooks Foods: Brooks Foods located in Mt. Summit, Indiana markets canned beans and tomato products under their 'Brooks' brand and private label or store brands. The majority of sales, over 75 percent, are sold under the Brooks brand and consist of value added items such as Chili Hot Beans and stewed tomatoes. The following table sets forth the net sales and division operating income for Brooks for the periods shown:

(Dollars in Millions)

                                                       Fiscal Year Ended
                                            -----------------------------------------
                                            June 24,        June 25,         June 26,
                                              1995            1994             1993
                                            --------        --------         ------
               Net sales                      $30.2           $30.0           $30.7
               Operating income                 2.8             3.1             2.7

Brooks chili beans are the dominant leader with an average category share of more than 65 percent. Brooks value-added canned tomatoes with chili seasonings continue to grow share under the 'Just for Chili' brand name after only a few short years from introduction. Brooks brand 'Rich & Tangy Ketchup' continues to hold a very visible position in all stores in Brooks markets; in fact, has been experiencing some unit growth in recent months.

Brooks growth in store-brand canned bean sales has continued, attributable in large part to efficiency improvements and cost controls. Brooks has made great strides in becoming a low-cost producer for these items and should see further strides in this direction over the next two years. In the large-volume category, opportunity continues to further decrease costs.

Brooks also co-packs for other companies and further opportunities are being explored in this area.

Finger Lakes Packaging Company: Finger Lakes, headquartered in Lyons, New York, manufactures various sizes of three-piece sanitary food cans for sale to the Company and third parties. In fiscal 1994, approximately two-thirds of Finger Lakes sales were to other divisions of the Company and one-third were to other customers. The following table sets forth the net sales and division operating income (before elimination of intercompany sales) for Finger Lakes for the periods shown:

(Dollars in Millions)

                                                       Fiscal Year Ended
                                            -----------------------------------------
                                            June 24,        June 25,         June 26,
                                              1995            1994             1993
                                            --------        --------         ------
               Net sales                      $49.7           $49.9           $47.1
               Operating income                 3.5             3.9             2.9

Finger Lakes' three-part, metal sanitary cans are used in the retail, food service and institutional markets. These cans are recyclable and provide economical containers for the Company's products based on volume run and customer base.

                 FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The business of Pro-Fac is principally conducted in one industry segment, the processing and sale of various food products. The table set forth below shows certain financial information relating to that industry segment for each of Pro-Fac's last five fiscal years. The financial statements for the fiscal years ended June 24, 1995, June 25, 1994, and June 26, 1993, which are included in this report, reflect the information set forth in the table.

                                                                   Fiscal Years
                                        -------------------------------------------------------------------
Dollars in Millions                     June 24,       June 25,      June 26,       June 26,       June 28,
                                          1995           1994          1993           1992           1991
                                        -------        --------      --------       --------       --------
Net sales                                $522.4         $ 58.2         $ 59.7        $ 63.4         $ 62.2

Sales to unaffiliated customers          $522.4         $ 58.2         $ 59.7        $ 63.4         $ 62.2

Net income/(loss)                        $ 29.5         $ 24.5         $(17.5)       $ 13.9         $  5.3

Total assets                             $689.7         $296.1         $324.9        $361.4         $385.6

                           PACKAGING AND DISTRIBUTION

The food products produced by the Company are distributed to various consumer markets in all 50 states as well as in Canada. Branded lines of CMF, Southern and Brooks divisions are sold through food brokers which sell primarily to supermarket chains and various institutional feeders. Nalley's has its own sales personnel responsible for sales within the Pacific Northwest and uses food brokers for sales in other marketing areas. Snyder's, Tim's and Husman's products are marketed through distributors, some of which are owned and operated by the Company, who sell directly to retail outlets in Kentucky, Maryland, Ohio, Pennsylvania, Virginia, West Virginia, Washington, Northern Idaho and Western Oregon.

Customer brand operations encompass the sale of products under private labels to chain stores and under the controlled labels of buying groups.

For example, private label customers of CMF include such major food distributors as A&P, Kroger, Safeway, Topco, Wegman's and Winn-Dixie. The Company has developed central storage and distribution facilities that permit multi-item single shipment to customers in key marketing areas.

Curtice-Burns Express ('CBX'), a subsidiary of the Company, is a licensed common carrier with authority in 48 states. It is used by the Company to obtain backhaul volume on shipments via the Company's trucks or contract haulers. The other divisions of the Company lease their equipment to CBX for these backhauls.

                                   TRADEMARKS

The major brand names under which the Company markets its products are trademarks of the Company. Such brand names are considered to be of material importance to the business of the Company since they have the effect of developing brand identification and maintaining consumer loyalty. All of the Company's trademarks are of perpetual duration so long as periodically renewed, and it is currently intended that the Company will maintain them in force. The major brand names utilized by the Company are as follows:


         Product                                       Brand Name
---------------------------                -------------------------------------------
Chilies, stews and soups                   Brooks, Mariners Cove, Nalley

Fruits and vegetables                      Blue Boy, Brooks, Chill-Ripe, Gold King,
                                           Gracias, Greenwood, Hoosier Sweets, Just for
                                           Chili, McKenzie's, Naturally Good, Ritter,
                                           Southern Farms, Southland, Thank You, Tropic
                                           Isle

Fruit fillings and toppings                Comstock, Globe, Gracias, Thank You,
                                           Wilderness

Peanut butter                              Adams

Pickles                                    Farman's, Nalley

Popcorn                                    Pop-Eye, Pops-Rite, Super Pop

Puddings                                   Gracias, Thank You

Salad dressings                            Bernstein's, Bernstein's Light Fantastic,
                                           Nalley

Sauerkraut                                 Silver Floss

Snack food                                 Cheese Pleezers, Husman, La Restaurante,
                                           Snyder of Berlin, Thunder Crunch, Tim's
                                           Cascade Chips

Syrup                                       Lumberjack

                              RAW MATERIAL SOURCES

It is currently anticipated that the Company will continue to acquire a substantial part of its raw agricultural products from Pro-Fac. In fiscal 1995, approximately 73 percent of the crops processed by the Company were supplied by Pro-Fac. The Company also will purchase on the open market some crops of the same type and condition as those purchased from Pro-Fac. Such open market purchases may occur at prices higher or lower than those paid to Pro-Fac for similar products.

The canned and frozen vegetable portion of the Company's business can be positively or negatively affected by weather conditions nationally and the resulting impact on crop yields. Favorable weather conditions can produce high crop yields and an oversupply situation in a given year. This oversupply typically will result in depressed selling prices and reduced profitability to the Company on the inventory produced from that year's crops. Excessive rain or drought conditions can produce low crop yields and a shortage situation. This shortage typically will result in higher selling prices and increased profitability to the Company. While the national supply situation controls the pricing, the supply can differ regionally because of variations in weather. For example, the 1993 floods in the Midwest and the drought in the South produced lower crop yields in those areas and increased prices, even though the crops in the Company's growing areas were at normal levels. Favorable weather conditions in the 1994 growing season produced high crop yields resulting in somewhat depressed selling prices, increased inventory levels throughout the year, and a higher carryover inventory at the end of the year. The impact of the 1993 growing season principally affected the Company's operating results in fiscal 1994, and the impact of the 1994 growing season principally affected the Company's operating results in fiscal 1995. The impact of the 1995 growing season on the Company's operating results for fiscal 1996 cannot be determined until late fall of 1995 when national supplies are known.

Except for cans manufactured by Finger Lakes, the Company purchases all of its requirements for nonagricultural products, including containers, on the open market. Although the Company has not experienced any difficulty in obtaining adequate supplies of such items, occasional periods of short supply of certain raw materials may occur.

                             ENVIRONMENTAL MATTERS

The disposal of solid and liquid waste material resulting from the preparation and processing of foods and the emission of wastes and odors inherent in the heating of foods during preparation are subject to various federal, state, and local environmental laws and regulations. Such laws and regulations have had an important effect on the food processing industry as a whole, requiring substantially all firms in the industry to incur material expenditures for modification of existing processing facilities and for construction of new waste treatment facilities. The Company is also subject to standards imposed by regulatory agencies pertaining to the occupational health and safety of its employees. Management believes that continued measures to comply with such laws and regulations will not have a material adverse effect upon its competitive position.

Among the various programs for the protection of the environment which have been adopted to date, the most important for the operations of the Company are the waste water discharge permit programs administered by the environmental protection agencies in those states in which the Company does business and by the federal Environmental Protection Agency. Under these programs, permits are required for processing facilities which discharge certain wastes into streams and other bodies of water, and the Company is required to meet certain discharge standards in accordance with compliance schedules established by such agencies. The Company has to date received permits for all facilities for which permits are required, and each year submits applications for renewal permits for some of the facilities. Such renewal permits are currently being processed, and the Company expects that they will be issued by the agencies in due course.

While the Company cannot predict with certainty the effect of any proposed or future environmental legislation or regulations on its processing operations, management of the Company believes that the waste disposal systems which are now in operation or which are being constructed or designed are sufficient to comply with all currently applicable laws and regulations.

A facility owned by the Company in Brockport, New York, known as the Former 3M/Dynacolor Plant Site (DEC Site No. 828066) and used by prior owners as a manufacturing facility, was in May 1995 classified as a hazardous waste site presenting a significant threat to the environment. DEC is currently assessing any impact on groundwater from soil contamination. Until the results of DEC's assessment are available, it is not possible to determine what, if any, response actions will be required at the facility.

The Company has been identified as a potentially responsible party ('PRP') under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, ('CERCLA') along with over 100 other entities, at the Ellis Road Site in Jacksonville, Florida. To date, the Company has paid approximately $45,000 toward the completion of various removal actions and soil clean up. EPA is evaluating the need for groundwater remediation which, if required, the Company does not believe will have a material impact on its earnings given its relatively small contribution of material to the site and the availability of other viable PRPs.

The Company has been identified by EPA as a PRP under CERCLA at the Spectron Inc. Site located in Elkton, Maryland. The investigation of the site is still in the preliminary stages, and it is not yet possible to estimate the scope or cost of whatever remedial action may be required. However, based upon its very small contribution of material to the site and the large number of other viable PRPs, the Company does not believe this matter will have a material impact on its earnings.

The Company is cooperating with environmental authorities in remedying various leaks and spills at several of its plants, primarily associated with underground storage tanks. Such actions are being conducted pursuant to procedures approved by the appropriate environmental authorities at a cost that is not significant, except for one project at the Company's Nalley's plant in Tacoma, Washington, where the cost of remediation is expected to be approximately $1,250,000, which amount has been properly accrued in the financial statements.

Expenditures related to environmental programs and facilities have not had, and are not expected to have, a material effect on the earnings of the Company.

In fiscal 1995, total capital expenditures of Pro-Fac and the Company were $32.6 million (including $12.8 million relating to a fire claim reimbursed by insurance proceeds), of which approximately $1.6 million was devoted to the construction of environmental facilities. The Company estimates that the capital expenditures for environmental control facilities, principally waste water treatment facilities, for the 1996 fiscal year will be approximately $3.3 million. However, there can be no assurance that expenditures will not be higher.

                            SEASONALITY OF BUSINESS

From the point of view of sales, the business of the Company is not highly seasonal, since the demand for its products is fairly constant throughout the year. Exceptions to this general rule include some products that have higher sales volume in the cool weather months (such as canned fruits and vegetables, chili, and fruit fillings and toppings), and others that have higher sales volume in the warm weather months (such as potato chips, and condiments). Since many of the raw materials processed by the Company are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the harvest seasons of such crops.

                      PRACTICES CONCERNING WORKING CAPITAL

The Company must maintain substantial inventories throughout the year of those finished products produced from seasonal raw materials; these inventories are generally financed through seasonal borrowings.

A short-term line of credit is extended to the Company under agreements with CoBank, ACB. This line of credit is used primarily for seasonal borrowing, the amount of which fluctuates during the year. The line of credit is subject to annual renewal.

Both the maintenance of substantial inventories and the practice of seasonal borrowing are common to the food processing industry.

                             SIGNIFICANT CUSTOMERS

The Company's one principal industry segment is not dependent upon the business of a single customer or a few customers. The Company does not have any customers to which sales are made in an amount which equals 10 percent or more of the Company's net sales. The loss of even its biggest customer would not have a materially adverse effect on the Company.

                               BACKLOG OF ORDERS

Backlog of orders has not historically been significant in the business of the Company. Orders are filled shortly after receipt from inventories of packaged and processed foods.

                   BUSINESS SUBJECT TO GOVERNMENTAL CONTRACTS

No material portion of the business of the Company is subject to renegotiation of profits with, or termination by, any governmental agency.

                             COMPETITIVE CONDITIONS

All products of the Company, particularly branded products, compete with those of national and major regional food processors under highly competitive conditions. Many of the national manufacturers have substantially greater resources than the Company. The principal methods of competition in the food industry are ready availability of a broad line of products, product quality, price, and advertising and sales promotion.

In recent years, and particularly when various food items are in short supply, the constant availability of a full line of food items and the ability to deliver the required items rapidly and economically have been among the most important competitive factors in the markets in which the Company operates. The Company believes that it is competitive with national brands in this area since distribution of many of its regional brands and custom-pack food items are limited to areas which can easily be served from its production and distribution facilities. In this way, the problems inherent in attempting to supply markets remote from its principal areas of operation are minimized, and the marketing area is commensurate with the production and storage facilities.

The expansion of the operations of the Company over the years has also allowed it to offer more complete and diverse lines of products. In the early years of its existence, the Company marketed principally commodity canned vegetables. The Company now also markets a broad range of snack foods, desserts, condiments and other specialty food items, canned and other frozen entrees, salad dressings and branded frozen vegetables. While all of these products are not offered in every marketing area, in many areas the Company can offer a diverse line of products, and the original commodity vegetable items now account for only 18.0 percent of Company sales.

Quality of product and uniformity of quality are also important methods of competition. The Company's relationship with Pro-Fac gives the Company local sources of supply, thus allowing the Company to exercise control over the quality and uniformity of much of the raw product which it purchases.

The members of Pro-Fac generally operate relatively large production units with emphasis on mechanical growing and harvesting techniques. This factor is also an advantage in producing uniform, high-quality food products.

The Company's pricing is generally competitive with that of other food processors for products of comparable quality. The branded products of the Company are marketed under regional brands and its marketing programs are focused on local tastes and preferences as a means of developing consumer brand loyalty. The Company's advertising program utilizes local media, and strong emphasis is placed on in-store promotions.

Although the relative importance of the above factors may vary as between particular products or customers, the above description is generally applicable to all of the products of the Company in the various markets in which they are distributed.

Profit margins for canned and frozen fruits and vegetables are subject to industry supply and demand fluctuations, attributable to changes in growing conditions, acreage planted, inventory carryover, and other factors. The Company has endeavored to protect against changing growing conditions through geographical expansion of its sources of supply. The Company has also taken steps to lessen the impact of such cycles on its earnings by diversifying into food product lines which are not affected as severely by fluctuation in profit margins. The Company has emphasized the merchandising of its own brands and expanded service and product development for its high volume private label and food service customers. The percentage of sales under brand names owned and promoted by the Company (including franchise brands) increased from 35 percent in fiscal 1972 to a current level of approximately 52.2 percent; sales to the food service industry (restaurants and institutional customers), which were insignificant in 1972, now represent approximately 23.5 percent; private label sales, which were more than half the Company's sales in 1972, currently represent approximately 20.6 percent; and sales to other manufacturers are approximately 3.7 percent of total sales.

An estimate of the number of competitors in the markets served by the Company is very difficult. Nearly all products sold by the Company compete with the nationally advertised brands of the leading food processors, including Borden, DelMonte, Green Giant, Heinz, Frito-Lay, Kraft, Vlasic, Birdseye, and similar major brands, as well as with the branded and private label products of a number of regional processors, many of which operate only in portions of the marketing area served by the Company. While the major brands are dominant in branded products on a national level, the Company believes that it is a significant factor in many of the marketing areas served by one or more of its regional brands.

                   NEW PRODUCTS AND RESEARCH AND DEVELOPMENT

The amount expensed during the last three fiscal years on Company-sponsored and customer-sponsored research activities relating to the development of new products or the improvement of existing products was not material, and the number of employees engaged full-time in such research activities is also not material. While several divisions of the Company operate test kitchens and pilot plants for the development of new products, the emphasis generally has been on the development of related products or modifications of existing products for the Company's brands and customized products for the Company's private label and food service businesses. No new products which required the investment of a material amount of assets have been publicly announced.

                                   EMPLOYEES

As of June 24, 1995, the Company had 3,802  full-time  employees,  of whom 2,720
were  engaged  in  production   and  the  balance  in   management,   sales  and
administration. As of that date, the Company also employed approximately

950 seasonal and other part-time employees, almost all of whom were engaged in production. Most of the production employees are members of various labor unions. The Company believes its relationship with its employees is good.

                           DESCRIPTION OF PROPERTIES

Historically, Pro-Fac has held title to, and leased to the Company, most of the processing facilities, warehouses and other plants and equipment (including equipment located in properties not owned by Pro-Fac) utilized in the Company's business.

In connection with the Acquisition, Pro-Fac transferred to Curtice-Burns all of the plants, other real property, and equipment previously owned by ProFac and leased to Curtice-Burns. As a result, all plants, warehouses, office space and other facilities used by Curtice-Burns in its business are now either owned by Curtice-Burns or one of its subsidiaries or leased from third parties. Most of the properties owned by Curtice-Burns are subject to mortgages in favor of the Bank. In general, each division occupies a large facility in which its executive offices, a processing plant and warehouse space are located. Some divisions have additional processing plants located in rural areas that are convenient for the delivery of crops from Pro-Fac members and/or additional warehouse locations dispersed to facilitate the distribution of finished products. Curtice-Burns believes that its facilities are in good condition and suitable for the operations of the Company.

Eight of the properties are held for sale. These properties are located in Denver, Colorado; Wall Lake, Iowa; Clifton, New Jersey; Alton, New York; South Dayton, New York; Rushville, New York; Albany, Oregon; and Vancouver, British Columbia, Canada.

In July 1994, a plant operated by Southern, located in Montezuma, Georgia, was damaged by fire. All material costs associated with repairs to the facility have been covered under the Company's insurance policies. Costs associated with business interruption are currently under negotiation with the insurance carriers.

The following table describes all facilities leased or owned by the Company (other than the eight properties held for sale and certain public warehouses leased by the Company from third parties from time to time). Except as otherwise noted, each facility set forth below is owned by the Company.

                       FACILITIES UTILIZED BY THE COMPANY

                  Type of Property                                                                        Square
                      (By Division)                                            Location                    Feet
--------------------------------------------------                       -------------------           --------------
COMSTOCK MICHIGAN FRUIT:

Office building, manufacturing plant and warehouse*                       Benton Harbor, MI               239,252
Distribution center                                                       Coloma, MI                      400,000
Manufacturing plant and warehouse                                         Fennville, MI                   370,600
Warehouse                                                                 Sodus, MI                       243,138
Warehouse and office; public storage facility (1)                         Vineland, NJ                    198,000
Warehouse                                                                 Alton, NY                        60,060
Freezing plant; warehouse; office and dry storage                         Barker, NY                      150,100
Freezing plant                                                            Bergen, NY                      122,009
Cold storage and repack facility and public storage warehouse             Brockport, NY                   429,052
Cutting, curing and packaging plant                                       Gorham, NY                       55,534
Canning plant and warehouse; freezing plant                               Leicester, NY                   205,599
Distribution center and warehouse                                         LeRoy, NY                       137,300
Canning plant and warehouse; freezing plant                               Oakfield, NY                    203,403
Canning plant and warehouse                                               Red Creek, NY                   137,264
Cutting, curing and canning plant                                         Shortsville, NY                 103,686
Cutting and curing plant                                                  Waterport, NY                    21,626
Manufacturing plant                                                       Ridgway, IL                      50,000
Distribution and warehouse                                                North Bend, NE                   50,000

                       FACILITIES UTILIZED BY THE COMPANY
                                  (Continued)

                  Type of Property                                                                        Square
                      (By Division)                                            Location                    Feet
-------------------------------------------                              --------------------            --------
NALLEY'S FINE FOODS:

Office building, warehouse and tank farm                                  Enumclaw, WA                     87,313
Office building, manufacturing plant and warehouse                        Tacoma, WA                      438,000
Parking lot and yards (1)                                                 Tacoma, WA                      162,570
Warehouses (1)                                                            Tacoma, WA                      254,000
Receiving and grading station (1)                                         Cornelius, OR                    11,700
Receiving and grading station (1)                                         Mount Vernon, WA                 30,206

SOUTHERN FROZEN FOODS:

Office, freezing plant, cold storage and repackaging facility             Montezuma, GA                   563,442
Office, freezing plant and cold storage                                   Alamo, TX                       110,000

SNACK FOODS GROUP:

Office, plant and warehouse                                               Berlin, PA                      190,225
Administrative, plant, warehouse and distribution center (1)              Auburn, WA                       37,600
Office, plant and warehouse                                               Cincinnati, OH                  113,576
Distribution Center                                                       Elwood City, PA                   8,000
Distribution Center                                                       Monessen, PA                     10,000

BROOKS FOODS:

Office building, canning plant and warehouse                              Mt. Summit, IN                  200,000

FINGER LAKES PACKAGING:
Can manufacturing plant                                                   Lyons, NY                       147,376

CORPORATE HEADQUARTERS:

Headquarters office (1) (Includes office space for CMF
  as well as Corporate Conference Center)                                 Rochester, NY                    62,500

(1) Leased from third parties, although certain related equipment is owned by the Company.

 * Also includes can manufacturing equipment operated by Finger Lakes Packaging.

                               LEGAL PROCEEDINGS

There are no material pending legal proceedings other than routine litigation incidental to the business to which either the Company or Pro-Fac is a party or to which any of their property is subject. Further, no such proceedings are known to be contemplated by governmental authorities.

                        DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers of the Registrant and Subsidiary: Set forth below is certain information concerning the individuals who serve as directors and executive officers of Pro-Fac.


                                      Date
         Name                       of Birth                                  Positions
----------------------             ---------                -------------------------------------------
Bruce R. Fox                          1947                   President and Director
Albert P. Fazio                       1936                   Vice President and Director
Steven D. Koinzan                     1948                   Treasurer and Director
Tommy R. Croner                       1942                   Secretary and Director
Stephen R. Wright                     1947                   General Manager
William D. Rice                       1934                   Assistant Treasurer
Thomas R. Kalchik                     1947                   Vice President Administration and Planning
Kevin M. Murphy                       1953                   Vice President of Member Relations
Dale W. Burmeister                    1940                   Director
Robert V. Call, Jr.                   1926                   Director
Glen Lee Chase                        1937                   Director


                                      Date
         Name                       of Birth                                  Positions
---------------------              ----------               ------------------------------------
Kenneth A. Mattingly                  1948                   Director
Allan D. Mitchell                     1927                   Director
Allan W. Overhiser                    1960                   Director
Paul E. Roe                           1939                   Director
Edward L. Whitaker                    1926                   Director

Bruce R. Fox has been a Director of Pro-Fac since 1974. For information regarding Mr. Fox, see 'Management -- The Company -- Directors and Officers.'

Albert P. Fazio has been a Director of Pro-Fac since 1976. He was Vice President of Pro-Fac between March 1993 and acted as President from January 28, 1995 to March 27, 1995. He has been a member of Pro-Fac since 1975. He was Secretary of Pro-Fac from 1991 to 1993. Mr. Fazio is a vegetable, grain and livestock farmer (New Columbia Garden Co., Inc.; Vancouver, Washington). Mr. Fazio also operates a sand and gravel business (Fazio Bros. Sand Co.; Vancouver, Washington).

Steven D. Koinzan has been a Director of Pro-Fac since 1983. For information regarding Mr. Koinzan, see 'Management -- The Company -- Directors and Officers.'

Tommy R. Croner has been a Director of Pro-Fac since 1985 and a member of Pro-Fac since 1973. He was elected Secretary on March 27, 1995. Mr. Croner is a dairy and potato farmer (T-Rich Inc.; Berlin, Pennsylvania).

William D. Rice has been Assistant Treasurer of Pro-Fac since 1970. For information regarding Mr. Rice, see 'Management -- The Company -- Directors and Officers.'

Stephen R. Wright has been General Manager of Pro-Fac since March 1995, having previously served as Assistant General Manager since November 1994. For information regarding Mr. Wright, see 'Management -- The Company -- Directors and Officers.'

Thomas R. Kalchik has served as Vice President of Administration and Planning since June 1995 and had been Vice President of Member Relations of Pro-Fac from June 1990 to June 1995 and Assistant Secretary of Pro-Fac since 1983. Mr. Kalchik was Director of Member Relations of Pro-Fac from August 1983 to June 1990.

Kevin M. Murphy has been Vice President of Member Relations of Pro-Fac since June 1995. Mr. Murphy was Director of Pro-Fac Communications and Member Relations from August 1990 to June 1995.

Dale W. Burmeister has been a Director of Pro-Fac since 1992 and a member of Pro-Fac since 1974. Mr. Burmeister is a fruit and vegetable grower (Lakeshore Farms, Inc.; Shelby, Michigan).

Robert V. Call, Jr. has been a Director of Pro-Fac since 1962. For information regarding Mr. Call, see 'Management -- The Company -- Directors and Officers.'

Glen Lee Chase has been a Director of Pro-Fac since 1989 and a member of Pro-Fac since 1984. Mr. Chase is a peanut, poultry, grain and vegetable farmer (Chase Farms Inc.; Oglethorpe, Georgia).

Kenneth A. Mattingly has been a Director of Pro-Fac since 1993 and a member of Pro-Fac since 1978. Mr. Mattingly is a vegetable and grain farmer (M-B Farms Inc.; LeRoy, New York).

Allan D. Mitchell has been a Director of Pro-Fac since 1975 and a member of Pro-Fac since 1961. He was Secretary of Pro-Fac from 1985 to 1990. Mr. Mitchell is a fruit grower (North Rose, New York).

Allan W. Overhiser has been a Director of Pro-Fac since March 1994 and a member of Pro-Fac since 1984. Mr. Overhiser is a fruit farmer (A.W. Overhiser Orchards; South Haven, Michigan).

Paul E. Roe has been a Director of Pro-Fac since 1986 and a member of Pro-Fac since 1961. Mr. Roe is a vegetable, grain and dry bean farmer (Roe Acres, Inc.; Bellona, New York).

Edward L. Whitaker has been a Director of Pro-Fac since 1992 and a member of Pro-Fac since 1988. Mr. Whitaker is a farm land owner and a popcorn grower (Forest City, Illinois).

Term of Office: Directors of Pro-Fac are elected for three-year terms. Officers of Pro-Fac are elected for one-year terms.

                   MANAGEMENT AND DIRECTORS OF CURTICE BURNS

Effective upon consummation of the Acquisition, Pro-Fac established a management structure for the Company, providing for a Board of Directors consisting of one management director, Pro-Fac Directors and Disinterested Directors. The number of Pro-Fac Directors is equal to the number of Disinterested Directors. The
Chairman of the Board is a Pro-Fac Director. The initial management and directors are listed below. The Company may in the future expand the Board of Directors, but Pro-Fac has undertaken to cause the Company to maintain a Board on which the number of Pro-Fac Directors does not exceed the number of Disinterested Directors. Both the New Credit Agreement and the Indenture provide that there will be a Change of Control if, for a period of 120 consecutive days, the number of Disinterested Directors on the Board of Directors of the Company is less than the greater of (i) two and (ii) the number of directors of the Company who are Pro-Fac Directors.

Set forth below is certain information concerning the individuals who serve as directors and executive officers of the Company as well as other corporate officers and the individuals who serve as presidents and chief executive officers of certain of the Company's divisions.


                                    Year of
          Name                       Birth                               Positions
-----------------------            ---------     --------------------------------------------------
Roy A. Myers(1)                      1931        President and Chief Executive Officer and Director

William D. Rice                      1934        Senior Vice President, Chief Financial Officer, Secretary
                                                     and Treasurer

Stephen R. Wright                    1947        Senior Vice President -- Procurement

Patrick D. Lindenbach                1955        Executive Vice President of the Company and President
                                                    and Chief Executive Officer of Nalley's

Diana T. Bartalo                     1946        Assistant Treasurer and Director of Financial Reporting

Robert E. McMahon                    1941        Vice President Information Systems

Blaine B. Petersen                   1928        Vice President Operations

Earl L. Powers                       1944        Vice President and Controller

Beatrice B. Slizewski                1943        Vice President Corporate Communications


          Name                       Birth                              Positions
-----------------------            --------      -----------------------------------------------
Lois J. Warlick-Jarvie               1958        Vice President Human Resources

Dennis M. Mullen                     1953        President and Chief Executive Officer of CMF

Thomas A. Collins                    1938        President and Chief Executive Officer of Southern

Eugene W. Hermenet                   1936        President and Chief Executive Officer of Brooks

Ronald R. Fithen                     1946        President and Chief Executive Officer of Finger Lakes

Robert V. Call, Jr.(2)               1926        Director and Chairman of the Board

Bruce R. Fox(2)                      1947        Director

Cornelius D. Harrington, Jr.(3)      1927        Director

Steven D. Koinzan(2)                 1948        Director

William B. McKnight, Jr.(3)          1945        Director

Frank M. Stotz(3)                    1930        Director

(1) Management Director.

(2) Pro-Fac Director.

(3) Disinterested Director.

Roy A. Myers has been the Chief Executive Officer and a Director of the Company since the completion of the Acquisition. Mr. Myers served as a Director and Executive Vice President of the Company from 1987 to the completion of the Acquisition (at which time he was appointed the Chief Executive Officer). He served as Vice President-Operations of the Company from 1985 to 1987 and as Vice President of the Company from 1983 to 1985. He has been an employee of the Company or a predecessor to the Company since 1955 in various other capacities including Industrial Relations Manager, Operations Manager and President of the Corporate Services Division. He was General Manager of Pro-Fac from 1987 until the completion of the Acquisition, having served as Assistant General Manager from 1983 to 1987.

William D. Rice has been Senior Vice President Finance and Administration of the Company since 1991, Secretary of the Company since 1989 and Treasurer of the Company since 1975. He was Vice President-Finance of the Company from 1969 to 1991. He has been Assistant Treasurer of Pro-Fac since 1970.

Stephen R. Wright has been Senior Vice President -- Procurement of the Company since the completion of the Acquisition. He was Vice President -- Procurement for the Company from 1990 to November, 1994, having served as Director of Commodities and Administration Services for the Company from 1988 to 1990. He became General Manager of Pro-Fac in March 1995.

Patrick D. Lindenbach has been an Executive Vice President of the Company since March 1993 and Division President and Chief Executive Officer of Nalley's since June 1990. He was Division President and Chief Executive Officer of Nalley's Canada Ltd. from 1988 to 1990. Prior to working at the Company, he held various positions at Kellogg Salada Canada Inc., Warner Lambert Canada, Inc. and Standard Brands Canada Ltd.

Diana T. Bartalo has been Director of Financial Reporting since 1992; Assistant Treasurer since 1988; Corporate Accounting Manager 1976-1992; and held several administrative staff positions 1970-1976.

Robert E. McMahon has been Vice President Information Systems since November 1993; prior to that he was Vice President, Information Systems for the Comstock Michigan Fruit Division 1992-1993 and Director of Corporate Information Systems since December 1991. He joined the Comstock Michigan Fruit Division as Systems Integration Manager in 1989 and became Director of Information Systems for that Division in 1990. Prior to employment with Curtice Burns, he held management, executive and technical positions with such organizations as Abbott Labs, BASF, IBM, MTech, and Price Waterhouse.

Blaine B. Petersen has been Vice President Operations since 1991; prior to that he was Director of Operations since 1990. Before joining Curtice Burns, he was Vice President Plant Operations, Grace Culinary Systems Division of W.R. Grace & Co. 1988-1990, Vice President Operations, Fishery Products, Inc. 1983-1988. Various executive management positions 1969-1983.

Earl L. Powers has been Vice President and Controller since March 1993, and Vice President Finance and Management Information Systems, Comstock Michigan Fruit Division of the Company 1991 to March 1993. Prior to joining the Company, he was Controller of various Pillsbury Company divisions 1987-1990 and various other executive management positions at the Pillsbury Company 1976-1987.

Beatrice B. Slizewski has been Vice President of Corporate Communications for Curtice-Burns and Pro-Fac since March 1995. She joined the Company as Director of Corporate Communications in 1991. Prior to joining Curtice Burns (1988-1991), she worked as a marketing and public relations consultant for J.P. Associates, a small business consulting agency in Rochester, New York. Previous food industry experience includes 14 years with the R.T. French Company (1974 - 1988) -- eight years in public relations and seven years in various accounting functions.

Lois J. Warlick-Jarvie has been Vice President Human Resources since January 1993; Corporate Director Human Resources July 1991 to January 1993; Manager
Compensation, Benefits and Risk Management January 1989 to July 1991; various administrative staff positions within the Company 1982 to 1989.

Dennis M. Mullen has been President and Chief Executive Officer of CMF since March 1993. He was Senior Vice President and Business Unit Manager Food Service of CMF from 1991 to 1993, and Senior Vice President-Custom Pack Sales for Nalley's from 1990 to 1991. Prior to employment with the Company, he was President and Chief Executive Officer of Globe Products Company.

Thomas A. Collins has been President and Chief Executive Officer of Southern since 1990. He was Executive Vice President of Southern from 1989 to 1990, Vice President-Sales and Marketing of Southern from 1985 to 1989, Vice President, Marketing for Retail and Foodservice of Southern from 1981 to 1985 and Vice President, Foodservice Sales of Southern from 1975 to 1981.

Ronald R. Fithen has been President and Chief Executive Officer of Finger Lakes since 1991. Prior to joining the Company in 1991, he was Plant Manager for Continental Can's largest manufacturing operation in St. Louis.

Eugene W. Hermenet has been President and Chief Executive Officer of Brooks since 1978. He was Executive Vice President of Brooks from 1975 to 1978. He was President of Silver Floss from 1972 to 1975, Vice President of Silver Floss from 1971 to 1972 and Assistant to the President of Silver Floss from 1969 to 1971.

Robert V. Call, Jr. has been a Director of the Company since the completion of the Acquisition. Mr. Call had been a Director of the Company since 1986 until completion of the Acquisition (at which time he resigned and was reappointed). He has been a Director of Pro-Fac since 1962. He was

President of Pro-Fac from 1986 to March 27, 1995, having served as Treasurer from 1973 to 1984. He has been a member of Pro-Fac since 1961. He is a vegetable, fruit and grain farmer (My-T Acres, Inc., Batavia, NY).

Bruce R. Fox has been a Director of the Company since the completion of the Acquisition. He has been a Director of Pro-Fac since 1974. He was Treasurer of Pro-Fac from 1984 until March 27, 1995, when he was elected President. He has been a member of Pro-Fac since 1974. Mr. Fox is a fruit and vegetable grower (N.J. Fox & Sons, Inc., Shelby, MI).

Cornelius D. Harrington, prior to his retirement, was President of the Bank of New England-West in Springfield, MA or a predecessor to the Bank of New England-West from 1978 to December 1990. He was Chief Executive Officer of the Bank of New England-West from 1984 to December 1990. Until 1987, he served as Chairman of the Board of Directors of BayState Medical Center in Springfield, MA. He has been a Director of the Farm Credit Bank of Springfield since January 1994.

Steven D. Koinzan has been a Director of the Company since the completion of the Acquisition. He has been a Director of Pro-Fac since 1983. He was Secretary of Pro-Fac from March 1993 until March 27, 1995, when he was elected Treasurer. He has been a member of Pro-Fac since 1979. Mr. Koinzan is a popcorn, field corn and soybean farmer (Koinzan Farms; Norden, Nebraska).

William B. McKnight, Jr. has been a Director of the Company since the completion of the Acquisition. Mr. McKnight is President and Chief Executive Officer of Wise Snack Foods. He was Executive Vice President of the Nabisco Foods Group of RJR Nabisco, Inc. until 1993. He was President and Chief Executive Officer of the Nabisco Foods Company from 1988 to 1992 and President of the Biscuit Division of the Nabisco Foods Group from 1986 to 1988. Mr. McKnight was President of the Grocery Division of the Nabisco Foods Group from 1984 to 1986, President of the Grocery Products Division from 1982 to 1984 and Vice President, Marketing of the Special Products Division from 1981 to 1982. From 1968 to 1981, he held various management positions at General Mills, Inc. Mr. McKnight has been a Director of VideOcart, Inc. since 1989 and a Director of Ghirardelli Chocolate Company since 1991. He is a member of the Executive Committee of the Kenyon College Fund and St. Clare's Riverside Hospital.

Frank M. Stotz has been a Director of the Company since the completion of the Acquisition. Mr. Stotz retired in 1994 from his position as Senior Vice President -- Finance of Bausch & Lomb Incorporated. Before joining Bausch & Lomb in that capacity in 1991, Mr. Stotz was a partner with Price Waterhouse. He joined Price Waterhouse in Chicago in 1954, was admitted to partnership in 1966 and retired from the firm in 1991 to join Bausch & Lomb. From 1980 to 1991, he was partner in charge of the Rochester office of Price Waterhouse. Mr. Stotz serves on the Boards of Trustees of St. John Fisher College, The Genesee Hospital, The Rochester Center for Governmental Research and The Automobile Club of Rochester. He is also a member of the Bishop's Council of the Catholic Diocese of Rochester.

Term of Office: All directors of the Company will hold office from the date of election until the next annual meeting of shareholders or until their successors are duly elected and qualified. Each executive officer of the Company will hold office from the date of election until his successor is elected or appointed.

There are no family relationships between any Director, executive officer, or any person nominated or chosen by the Company to become a Director or executive officer. Officers of the Company serve for a term of office from the date of election to the next organization meeting of the Board of

Directors and until their respective successors are elected and qualified, except in the case of death, resignation, or removal.

                             EXECUTIVE COMPENSATION

The following table shows the cash compensation and certain other components of the compensation of the chief executive officer and the four (4) other most highly compensated Executive Officers of the Cooperative earned during fiscal year ended June 24, 1995.

Executive Compensation
Summary Compensation Table


                                                        Annual                Long-Term
                                                      Compensation(1)        Compensation     Deferred
                                                   --------------------         Awards         Profit
 Name and Principal Position             Year      Salary        Bonus(2)      Options         Sharing
-----------------------------           ------    --------       ------        --------        -------
Roy A. Myers -                           1995     $258,375      $200,539         $     0       $10,609
   President, CEO of
   Curtice-Burns

William D. Rice -                        1995     $159,081      $116,143         $     0       $ 9,791
   Senior Vice President, CFO,
   Secretary and Treasurer of
   Curtice-Burns

Patrick D. Lindenbach -                  1995     $128,927      $ 71,504         $     0       $ 8,134
   Executive Vice President of
   Curtice-Burns

Dennis M. Mullen -                       1995     $112,772      $ 71,207         $     0       $ 7,265
   President, Comstock
   Michigan Fruit Division

Stephen R. Wright                        1995     $ 98,373      $ 51,628         $     0       $ 4,520
   General Manager and
   CEO of Pro-Fac
   Cooperative, Inc.

(1) No named Executive Officer has received personal benefits during the listed years in excess of the lesser of $50,000 or 10 percent of annual salary.

(2) Pursuant to the Management Incentive Plan of the Company (the 'Incentive Plan'), additional compensation is paid if justified by the activities of the officers and employees eligible under the Incentive Plan and by the earnings of the Company and of Pro-Fac Cooperative, Inc. ('Pro-Fac').

Retirement Plans: The Company's Master Salaried Retirement Plan (the 'Pension Plan') provides defined retirement benefits for its officers and all salaried and clerical personnel. The compensation upon which the pension benefits are determined is included in the salary column of the 'summary compensation table'.

For retirement before age 65, the annual benefits are reduced by an amount for each year prior to age 65 at which such retirement occurs so that if retirement occurs at age 55, the benefits are 70 percent of those payable at age 65.

The approximate number of years of Plan participation under the Company's Pension Plan as of June 24, 1995, of the Executive Officers listed in the compensation table are as follows: Patrick D. Lindenbach-6, Dennis M. Mullen-5, Roy A. Myers-33, William D. Rice-23, and Stephen R. Wright-22.

On January 28, 1992, the Company adopted an Excess Benefit Retirement Plan which serves to provide employees with the same retirement benefit they would have received from the Company's Master Salaried Retirement Plan under the career average base pay formula, but for changes required under the 1986 Tax Reform Act and the compensation limitation under Section 401(a)(17) of the Internal Revenue Code, which was $150,000 on January 1, 1994, having been revised in the 1992 Omnibus Budget Reform Act.

The following table shows the estimated pension benefits payable to a covered participant, at age 65, at the specified final average pay, and years of credited service levels under the Company's Master Salaried Retirement Plan and the Excess Benefit Retirement Plan.

Pension Plan Table

                                                   Years of Plan Participation
   Final               -------------------------------------------------------------------------------------
Average Pay               15                20                 25                  30                 35
-----------             -------          --------           --------            --------           ---------
  $125,000              $22,586          $ 29,522           $ 36,435            $ 43,397           $ 50,540
   150,000               27,836            36,522             45,185              53,897             62,790
   175,000               33,086            43,522             53,935              64,397             75,040
   200,000               38,336            50,522             62,685              74,897             87,290
   225,000               43,586            57,522             71,435              85,397             99,540
   250,000               48,836            64,522             80,185              95,897            111,790
   275,000               54,086            71,522             88,935             106,397            124,040
   300,000               59,336            78,522             97,685             116,897            136,290
   325,000               64,586            85,522            106,435             127,397            148,540
   350,000               69,836            92,522            115,185             137,897            160,790
   375,000               75,086            99,522            123,935             148,397            173,040
   400,000               80,336           106,522            132,685             158,897            185,290

The benefits listed on the Pension Plan Table are not subject to any deduction for Social Security.

Change of Control Provisions of Severance and Other Benefit Plans: The Company has adopted a Change of Control Severance Plan concerning certain key employees and Executive Officers (the 'Plan'). The Plan provides salary and benefit continuation to designated executives (including the named executives listed in the compensation table) in the event their employment is terminated within a specified period after a change of control of the Company, as such term is defined in the Plan.

The Plan will remain in existence until November 3, 1996. The Plan provides for salary and benefit continuation upon termination other than for cause within the two-year period following a change of control as follows: one year of salary and benefit continuation for Messrs. Myers and Rice; two years of salary and benefit continuation for the other designated executives including Messrs. Lindenbach and Mullen, or until the executive obtains other employment at an annual salary not less than 75 percent of his annual salary at termination, whichever occurs first.

The Profit Sharing Plan and the Incentive Plan also contain a change of control provision pursuant to which, in the event of a change of control of the Company, participants in such plan who are terminated within two years following a change in control are entitled to an allocation of benefits under such plan for the fiscal year of their termination on a pro rata basis for the part of the year they were employed.

Directors Compensation: In fiscal 1995, directors of Pro-Fac received an annual stipend of $6,000 per year, plus $200 per day for attending Board or Committee meetings, except for the President, who received double those amounts.

In fiscal 1995, non-employee directors of Curtice-Burns who were designated by Pro-Fac received an annual stipend of $6,000 per year, plus $200 per day for attending Board or Committee meetings. In fiscal 1995, all other outside directors, Messrs. Harrington, McKnight, and Stotz received $18,000 in addition to $600 per day. The Chairman of the Board receives a fixed amount in lieu of the standard attendance fees and annual stipend. The Company accrued an annual stipend of $24,700 for Mr. Call as Chairman of the Board. Mr. Myers was not paid directors' fees.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of August 21, 1995, with respect to (i) each person known by Pro-Fac to own beneficially 5 percent or more of any class of Pro-Fac's voting securities, (ii) each

                                       60




director and executive officer of Pro-Fac and (iii) all directors and executive officers of Pro-Fac as a group.


                                                 Title             Amount and Nature of              Percent of
             Name                               of Class          Beneficial Ownership(A)              Class(B)
--------------------------------                --------         ------------------------            -----------
Cherry Central Cooperative, Inc.                Common                   383,942                          20.43%
   P.O. Box 988                                 Preferred                 41,638                           1.37%
   Traverse City, MI 49685

Michigan Blueberry Growers Assoc.               Common                   116,400                           6.20%
  P.O. Drawer B                                 Preferred                 93,200                           3.06%
  Grand Junction, MI 49056

Dale E. Burmeister                              Common                     3,218(c)                        0.17%
                                                Preferred                    703(c)                        0.02%
                                                                           8,490                           0.28%

Robert V. Call, Jr.                             Common                    39,116(d)                        2.08%
                                                Preferred                 23,702(d)                        0.78%
                                                                          13,088(e)                        0.43%
                                                                           5,361(f)                        0.18%
                                                                           1,506                           0.05%

Glen Lee Chase                                  Common                     9,472(g)                        0.50%
                                                Preferred                  4,962(g)                        0.16%

Tommy R. Croner                                 Common                     7,026(h)                        0.37%
                                                Preferred                 10,076(i)                        0.33%

Albert P. Fazio                                 Common                     8,000(j)                        0.43%
                                                Preferred                  8,430(j)                        0.28%

Bruce R. Fox                                    Common                    20,597(k)                        1.10%
                                                Preferred                  8,572(k)                        0.28%
                                                                           3,902(l)                        0.13%
                                                                           1,589                           0.05%

Thomas R. Kalchik                               Preferred                    328(n)                        0.01%

Steven D. Koinzan                               Common                     7,140                           0.38%
                                                Preferred                  1,924                           0.06%

Kenneth A. Mattingly                            Common                     5,150(m)                        0.27%
                                                Preferred                  3,147(m)                        0.10%

Allan D. Mitchell                               Common                        78                           0.00%
                                                Preferred                  1,674(n)                        0.06%
                                                                           5,006                           0.16%

Kevin M. Murphy                                 Preferred                    300                           0.01%

Allan W. Overhiser                              Common                     1,379(o)                        0.07%
                                                Preferred                  1,512(o)                        0.05%

Paul E. Roe                                     Common                    12,851(p)                        0.68%
                                                Preferred                  3,160(p)                        0.10%

Edward L. Whitaker                              Common                       240                           0.01%
                                                Preferred                    117                           0.00%

Stephen R. Wright                               Preferred                    840                           0.03%

All directors and officers
   as a group                                   Common                   114,267                           6.08%
                                                Preferred                108,389                           3.56%


(a) Certain of the directors named above may have the opportunity, along with the other members producing a specific crop, to acquire beneficial ownership of additional shares of the common stock of Pro-Fac within a period of approximately 60 days commencing February 1, 1995 if Pro-Fac determines that a permanent change is required in the total quantity of that particular crop.

(b) In the above table, each director who has direct beneficial ownership of common or preferred shares by reason of being the record owner of such shares has sole voting and investment power with respect to such shares, while each director who has direct beneficial ownership of common or preferred shares as a result of owning such shares as a joint tenant has shared voting and investment power regarding such shares. Each director who has indirect beneficial ownership of common or preferred shares resulting from his status as a shareholder or a partner of a corporation or partnership which is the record owner of such shares has sole voting and investment power if he controls such cor- poration or partnership. If he does not control such corporation or partnership, he has shared voting and investment power. Pro-Fac does not believe that the percentage ownership of any such corporation or partnership by a director is material, since in the aggregate no director beneficially owns in excess of 5 percent of either the common or preferred shares of Pro-Fac.

(c)  Record ownership by Lakeshore Farms, Inc.

(d)  Record ownership by My-T Acres, Inc.

(e)  Record ownership by My-T Acres, Inc. Employee Profit-Sharing Plan

(f)  Record ownership by Call Farms, Inc.

(g)  Record ownership by Chase Farms, Inc.

(h)  Record ownership by Richard Croner & Son

(i)  Record ownership by T-Rich, Inc.

(j)  Record ownership by New Columbia Garden Co., Inc.

(k)  Record ownership by N.J. Fox & Sons, Inc.

(l)  Record ownership by K. Fox

(m)  Record ownership by M-B Farms, Inc.

(n)  Record ownership jointly with spouse

(o)  Record ownership by A.W. Overhiser Orchards

(p)  Record ownership by Roe Acres, Inc.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equity Ownership in CoBank: As part of its historical lending arrangements with the Bank, which is a cooperative, Pro-Fac made investments in the Bank. Pro-Fac made these investments through (i) a capital purchase obligation equal to a percentage, set annually based on the Bank's capital needs, of its interest paid to the Bank and (ii) a patronage rebate on interest paid by Pro-Fac to the Bank based on the Bank's earnings, which is paid in cash and capital certificates. The investments in the Bank are capital certificates that are redeemed by the Bank, currently beginning six years after issuance in four quarterly installments. As of June 24, 1995, the amount of Pro-Fac's investment in the Bank was approximately $22.9 million. Pursuant to its capital purchase obligation, Pro-Fac increased its investment in the Bank by $1.3 million and $2.6 million in fiscal 1995 and 1994, respectively. Amounts paid to Pro-Fac on account of dividends and the redemption of capital certificates in connection with such investment were $2.3 million and $3.1 million in fiscal 1995 and 1994, respectively. In connection with the Transactions, Pro-Fac contributed its investment in the Bank to the capital of the Company.

Purchase of Crops by Pro-Fac: Each of the members of Pro-Fac sells crops to Pro-Fac pursuant to a general marketing agreement between such member and

Pro-Fac, which crops in turn are sold to the Company pursuant to the Pro-Fac Marketing and Facilitation Agreement. Prior to the Acquisition, these crops were sold to the Company pursuant to the Integrated Agreement. During fiscal 1995, the following directors and executive officers of Pro-Fac directly or through sole proprietorships or corporations, sold crops to Pro-Fac and provided harvesting, trucking and waste removal services to Curtice Burns for the following aggregate amounts:


                                                    Relationship                     Aggregate Amount Paid
        Name                                         To Pro-Fac                         In Fiscal 1995
-----------------------------------------------     -------------------------       ---------------------
                                                                                     (Dollars in Millions)
Dale E. Burmeister................................  Director                                     $ 0.1
Robert V. Call, Jr................................  Director                                       2.1
Glen Lee Chase....................................  Director                                       0.1
Tommy R. Croner...................................  Director and Secretary                         0.3
Albert P. Fazio...................................  Director and Vice President                    0.2
Bruce R. Fox......................................  Director and President                         1.1
Steven D. Koinzan.................................  Director and Treasurer                         0.2
Kenneth A. Mattingly..............................  Director                                       0.7
Paul E. Roe.......................................  Director                                       0.5
Allan D. Mitchell.................................  Director                                       0.2

Stock Option Payments to Management: In conjunction with the acquisition of the Company, $1.7 million representing the aggregate payments that were made in connection with the cancellation of certain outstanding options to purchase shares of Curtice Burns stock which were exercisable at a price less than $19.00 per share.

Of the total stock option payments made in conjunction with the acquisition, following were the payments to those listed in the summary compensation table:


                                        Name                         Amount
                              ------------------------              ---------
                               Roy A. Myers                         $148,348
                               William D. Rice                      $154,231
                               Patrick D. Lindenbach                $ 85,545
                               Dennis M. Mullen                     $ 17,850
                               Stephen R. Wright                    $ 27,746


Sale of Nalley's Canada Ltd: Subsequent to the end of the fiscal year, the Company sold its Nalley's Canada Ltd. subsidiary to a group of investors led by Mr. Patrick Lindenbach, who is Chief Executive Officer for the Company's Nalley's Fine Foods Division. The sale price was approximately $8 million, one-half in cash and one-half in notes. The effect on ongoing earnings is negligible and appropriate incentives, reporting relationships, and management reports have been instituted to avoid any problems or appearance of problems with conflict of interest.

Directors and Officers Liability Insurance: As authorized by New York law and in accordance with the policy of that state, the Company has obtained insurance from Chubb Group Insurance insuring the Company against any obligation it incurs as a result of its indemnification of its officers and directors, and insuring such officers and directors for liability against which they may not be indemnified by the Cooperative. This insurance has a term expiring on August 15, 1996, at an annual cost of approximately $85,000. As of this date, no sums have been paid to any officers or directors of the Cooperative under this indemnification insurance contract.

                                 LEGAL OPINION

The validity of the securities offered hereby has been passed upon for Pro-Fac by Harris Beach & Wilcox, LLP, 130 East Main Street, Rochester, New York 14604.

                                    EXPERTS

The consolidated financial statements and financial statement schedule of Pro-Fac Cooperative, Inc. at June 24, 1995 and June 25, 1994 and for each of the three years in the period ended June 24, 1995, included in the Prospectus, have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and financial statement schedule of Curtice-Burns Foods, Inc. at June 24, 1995 and June 25, 1994, and for the periods from June 26, 1994 to November 3, 1994, the period from November 4, 1994 to June 27, 1995, and for each of the two years in the period ended June 25, 1994 included in the Prospectus, have been so included in reliance on the reports of Price Waterhouse, LLP, independent accounts.

                         INDEX TO FINANCIAL STATEMENTS

     ITEM                                                                                            Page
-----------------                                                                                    ----
Curtice-Burns Foods, Inc. and Consolidated Subsidiaries:
   Reports of Independent Accountants...............................................................  F-2
   Consolidated Financial Statements for the years ended
      June 24, 1995, June 25, 1994, and June 26, 1993:
      Consolidated Statement of Operations and
         Retained Earnings..........................................................................  F-4
      Consolidated Balance Sheet....................................................................  F-5
      Consolidated Statement of Cash Flows..........................................................  F-6
      Notes to Consolidated Financial Statements....................................................  F-7

Pro-Fac Cooperative, Inc.:
   Report of Independent Accountants................................................................ F-21
   Consolidated Financial Statements for the years ended
      June 24, 1995, June 25, 1994, and June 26, 1993:
      Consolidated Statement of Operations and Net Proceeds......................................... F-22
      Consolidated Balance Sheet.................................................................... F-23
      Consolidated Statement of Cash Flows.......................................................... F-24
      Consolidated Statement of Changes in Shareholders' and
         Members' Capitalization and Common Stock................................................... F-26
      Notes to Consolidated Financial Statements.................................................... F-27

                       REPORT OF INDEPENDENT ACCOUNTANTS



August 16, 1995



To the Shareholder and
Board of Directors of
Curtice-Burns Foods, Inc.

In our opinion, the consolidated balance sheet and the related consolidated statements of operations and retained earnings and of cash flows listed under
Item 8 of this Form 10-K present fairly, in all material respects, the financial position of Curtice-Burns Foods, Inc. and its subsidiaries ('Successor Company') at June 24, 1995, and the results of their operations and their cash flows for the period November 4, 1994 to June 24, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Successor Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 2 and 3 to the financial statements, as of November 3, 1994, the Successor Company became a wholly owned subsidiary of Pro-Fac Cooperative, Inc. In conjunction with this change in ownership, identifiable assets and liabilities were adjusted to reflect their fair values at the date of acquisition.

Our audits of the consolidated financial statements also included an audit of the financial statement schedule listed in the accompanying index and appearing under Item 14 of the Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein for the period November 4, 1994 to June 24, 1995 when read in conjunction with the consolidated financial statements.



/s/Price Waterhouse, LLP
-------------------------
   Price Waterhouse, LLP
   Rochester, New York
   August 16, 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS



August 16, 1995



To the Shareholder and
Board of Directors of
Curtice-Burns Foods, Inc.

In our opinion, the consolidated balance sheet and related consolidated statements of operations and retained earnings and of cash flows listed under
Item 8 of this Form 10-K present fairly, in all material respects, the financial position of Curtice-Burns Foods, Inc. and its subsidiaries ('Predecessor Company') at June 25, 1994 and the results of their operations and their cash flows for the period from June 26, 1994 to November 3, 1994 and for each of the two fiscal years in the period ended June 25, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Predecessor Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits of the consolidated financial statements also included an audit of the financial statement schedule listed in the accompanying index and appearing under Item 14 of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein for the period from June 26, 1994 to November 3, 1994 and for each of the two fiscal years in the period ended June 25, 1994 when read in conjunction with the related consolidated financial statements.



/s/Price Waterhouse, LLP
-------------------------
   Price Waterhouse, LLP
   Rochester, New York
   August 16, 1995

                              FINANCIAL STATEMENTS

The Company is a wholly-owned subsidiary of Pro-Fac. The financial statements contained herein present the results of the Company during the period prior to its acquisition by Pro-Fac (the 'Predecessor entity') as well as the period subsequent to its November 3, 1994 acquisition (the 'Successor entity'). The financial statements of the Predecessor entity and Successor entity are not comparable in certain respects because of differences between the cost bases of the assets held by the Predecessor entity compared to that of the Successor entity as well as the effect on the Successor entity's operations for adjustments to depreciation, amortization, and interest expense.

Curtice-Burns Foods, Inc.
Consolidated Statement of Operations and Retained Earnings

(Dollars in Thousands)

                                                       Fiscal 1995
                                                 ----------------------
                                                 11/4/94 -    6/26/94 -
                                                 6/24/95      11/3/94        Fiscal 1994     Fiscal 1993
                                                Successor     Predecessor    Predecessor     Predecessor
                                                ---------     -----------    -----------     -----------
Net sales                                       $ 471,904      $276,621      $ 829,116       $ 878,627
Cost of sales                                     334,329       195,810        592,621         632,663
                                                ---------      --------      ---------       ---------
Gross profit                                      137,575        80,811        236,495         245,964
Restructuring expenses, including net
   (loss)/gain from division disposals                 --        (8,415)         7,768         (61,037)
Change in control expenses                             --        (2,150)        (3,500)             --
Gain on assets net of additional costs
   incurred as a result of the fire                (2,315)        6,469             --              --
Other selling, administrative, and
   general expenses                               (99,361)      (60,576)      (186,934)       (207,119)
                                                ---------      --------      ---------       ---------
Operating income/(loss) before dividing
   with Pro-Fac                                    35,899        16,139         53,829         (22,192)
Interest expense                                  (24,790)       (7,624)       (18,205)        (19,550)
                                                ---------      --------      ---------       ---------
Pretax earnings/(loss) before dividing
   with Pro-Fac                                    11,109         8,515         35,624         (41,742)
Pro-Fac share of (earnings)/loss                   (5,554)       (4,062)       (16,849)         21,800
                                                ---------      --------      ---------       ---------
Income/(loss) before taxes                          5,555         4,453         18,775         (19,942)
Provision for taxes                                (3,291)       (2,735)        (8,665)         (3,895)
                                                ---------      --------      ---------       ---------
Net income/(loss)                                   2,264         1,718         10,110         (23,837)
Retained earnings at beginning of period               --        58,121         53,541          82,882
Less cash dividends declared                       (2,264)       (1,390)        (5,530)         (5,504)
                                                ---------      --------      ---------       ---------
Retained earnings  at end of period             $      --      $ 58,449      $  58,121       $  53,541
                                                =========      ========      =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

Curtice-Burns Foods, Inc.
Consolidated Balance Sheet

(Dollars in Thousands)                                                               Successor  Predecessor
                                                                                      6/24/95     6/25/94
                                                                                     ---------  -----------
Assets
Current assets:
   Cash                                                                              $  4,158    $  2,928
   Accounts receivable trade, less allowances for bad
     debts of $673 and $1,066, respectively                                            47,341      57,640
   Accounts receivable, other                                                          19,812       8,460
   Income taxes refundable                                                              1,043         237
   Current deferred tax asset                                                           6,784      10,487
   Inventories -
     Finished goods                                                                   108,691     108,538
     Raw materials and supplies                                                        51,491      46,721
                                                                                     --------    --------
       Total inventories                                                              160,182     155,259
                                                                                     --------    --------
   Receivable from Pro-Fac                                                              1,001          --
   Prepaid manufacturing expense                                                        9,903       8,190
   Prepaid expenses and other current assets                                            2,306       4,305
                                                                                     --------    --------
       Total current assets                                                           252,530     247,506
Investment in Bank                                                                     22,907          --
Property, plant, and equipment, net                                                   272,192     167,516
Goodwill and other intangibles, less accumulated
   amortization of $2,539 and $10,335, respectively                                   101,494      24,909
Assets held for sale                                                                   13,863          --
Other assets                                                                            9,298       7,007
                                                                                     --------    --------
     Total Assets                                                                    $672,284    $446,938
                                                                                     ========    ========
Liabilities and shareholders' equity
Current liabilities:
   Accounts payable                                                                  $ 60,112    $ 62,335
   Due to Pro-Fac                                                                          --       9,447
   Accrued interest                                                                     9,171          93
   Accrued employee compensation                                                       11,644      11,482
   Other accrued expenses                                                              15,116      26,854
   Current portion of obligations under capital leases                                    764      18,430
   Current portion of long-term debt                                                   11,552      14,816
                                                                                     --------    --------
       Total current liabilities                                                      108,359     143,457
Long-term debt                                                                        183,665      79,061
Senior subordinated notes                                                             160,000          --
Obligations under capital leases                                                        1,620     124,973
Deferred income tax liabilities                                                        59,721      14,958
Other non-current liabilities                                                          17,836       3,591
                                                                                     --------    --------
     Total liabilities                                                                531,201     366,040
                                                                                     --------    --------
Commitments and Contingencies
Shareholders' Equity:
   Class A common - $.99 par value; -0- and
     10,125,000 shares authorized; -0- and
       6,628,430 outstanding, respectively                                                 --       6,562
   Class B common - $.99 par value; -0- and
     4,050,000 shares authorized; -0- and
       2,056,876 outstanding, respectively                                                 --       2,036
   Common stock, par value $.01; 10,000 shares
     outstanding, owned by Pro-Fac                                                         --          --

   Additional paid-in capital:                            6/24/95        6/25/94
     Shareholder paid-in capital                          151,083         14,224           --          --
     Less capital contribution receivable                 (10,000)            --           --          --
                                                         --------       --------
                                                          141,083         14,224      141,083      14,224
                                                         ========       ========
     Retained earnings                                                                     --      58,121
     Minimum pension liability                                                             --         (45)
                                                                                     --------    --------
       Total shareholders' equity                                                     141,083      80,898
                                                                                     --------    --------
       Total liabilities and shareholders' equity                                    $672,284    $446,938
                                                                                     ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

Curtice-Burns Foods, Inc.
Consolidated Statement of Cash Flows

(Dollars in Thousands)

                                                                                        Fiscal 1995
                                                                                   ----------------------
                                                                                    11/4/94 -  6/26/94 -
                                                                                    6/24/95    11/3/94     Fiscal 1994   Fiscal 1993
                                                                                   Successor  Predecessor  Predecessor   Predecessor
                                                                                   ---------  -----------  -----------   -----------
Cash Flows From Operating Activities:
   Net income/(loss)                                                               $   2,264   $  1,718      $ 10,110      $(23,837)
   Adjustments to reconcile net income/(loss) to net cash provided by operating activities -
      Restructuring:
          Net loss/(gain) from division disposals                                         --      5,567        (7,768)       61,037
          Including net operating losses subsequent to decision to dispose                --      2,848            --            --
      Gain on assets resulting from fire claim                                            --     (6,469)           --            --
      Amortization of goodwill, other intangibles, and financing fees                  3,218        753         1,685         2,538
      Depreciation                                                                    13,864      6,228        22,322        25,432
      Provision for deferred taxes                                                     4,205     (4,705)        2,670       (10,642)
      Provision for losses on accounts receivable                                         91        292           709           346
      Equity in undistributed earnings of Bank                                        (1,288)        --            --            --
      Change in assets and liabilities:
          Accounts receivable                                                         11,540    (12,722)        5,704        (8,043)
          Inventories                                                                 67,022    (70,961)          250         4,738
          Income taxes refundable/payable                                             (1,043)     1,491        (9,283)       11,617
          Deferred taxes                                                                 517      3,481            --            --
          Accounts payable and accrued expenses                                      (13,140)    (5,662)       (7,313)        2,497
          Receivable from/payable to Pro-Fac                                         (20,098)     9,650           834        (1,654)
          Other assets and liabilities                                                15,012      8,733         2,055        (3,345)
                                                                                   ---------   --------      --------      --------
Net cash provided by/(used in) operating activities                                   82,164    (59,758)       21,975        60,684
                                                                                   ---------   --------      --------      --------
Cash Flows From Investing Activities:
   Goodwill and other intangible assets                                                   --         --        (1,637)      (26,898)
   Purchase of property, plant, and equipment                                        (26,891)    (5,689)       (9,543)       (8,360)
   Proceeds from disposals                                                                --         --        45,068         8,834
                                                                                   ---------   --------      --------      --------
Net cash (used in)/provided by investing activities                                  (26,891)    (5,689)       33,888       (26,424)
                                                                                   ---------   --------      --------      --------
Cash Flows From Financing Activities:
   Receivable from/payable to Pro-Fac                                                (42,000)    42,000          (500)      (16,000)
   Proceeds from issuance of short-term debt                                              --     30,000            --            --
   Proceeds from issuance of long-term debt                                          359,000     10,886        40,378        33,348
   Payments on short term debt                                                       (30,000)        --            --            --
   Payments on long-term debt including acquisition-related financing fees          (178,015)      (350)      (50,194)      (16,644)
   Payments on capital leases                                                         (1,259)   (11,344)      (44,293)      (29,570)
   Stock activity relating to Predecessor's equity                                        --         52           688           500
   Amounts paid to shareholders for acquisition                                     (167,800)        --            --            --
   Capital contribution by Pro-Fac                                                     3,888         --            --            --
   Cash dividends paid                                                                (2,264)    (1,390)       (5,530)       (5,504)
                                                                                   ---------   --------      --------      --------
Net cash (used in)/provided by financing activities                                  (58,450)    69,854       (59,451)      (33,870)
                                                                                   ---------   --------      --------      --------
Net change in cash                                                                    (3,177)     4,407        (3,588)          390
Cash at beginning of period                                                            7,335      2,928         6,516         6,126
                                                                                   ---------   --------      --------      --------
Cash at end of period                                                              $   4,158   $  7,335      $  2,928      $  6,516
                                                                                   =========   ========      ========      ========

Supplemental Disclosure of Cash Flow Information:
   Cash paid during the period for -
      Interest (net of amount capitalized)                                         $  17,531   $  6,967      $ 18,623      $ 19,757
                                                                                   =========   ========      ========      ========
      Income taxes, net                                                            $   5,567   $  1,417      $ 15,077      $  1,909
                                                                                   =========   ========      ========      ========

Supplemental Schedule of Non-Cash Investing and Financing Activities:
   In conjunction with the purchase of Curtice-Burns by Pro-Fac during fiscal
      1995, the following non-cash transactions occurred:
          Transfer of Investment in CoBank from Pro-Fac                            $  21,619   $     --      $     --      $     --
          Debt forgiven by Pro-Fac                                                   110,576         --            --            --
          Other assets contributed by Pro-Fac                                          5,000         --            --            --
                                                                                   ---------   --------      --------      --------
                                                                                   $ 137,195   $     --      $     --      $     --
                                                                                   =========   ========      ========      ========
      Capital lease obligations incurred                                           $   1,562   $     --      $ 10,723      $ 16,065
                                                                                   =========   ========      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                           CURTICE-BURNS FOODS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.     SUMMARY OF ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The following summarizes the significant accounting policies applied in the preparation of the accompanying financial statements. On November 3, 1994, Curtice-Burns was acquired by Pro-Fac Cooperative, Inc. ('Pro-Fac') at which time the Company became a wholly-owned subsidiary of Pro-Fac. The accounting policies apply to both the Predecessor entity and Successor entity companies unless otherwise noted.

Fiscal Year: The financial statements of the Predecessor entity include the period from June 26, 1994 through November 3, 1994, the acquisition date. The financial statements of the Successor entity include the period from November 3, 1994 through June 24, 1995, the fiscal year end (see NOTE 3). The fiscal year of the Successor entity corresponds with that of its parent, Pro-Fac, and ends on the last Saturday in June.

Consolidation: The consolidated financial statements include the Company and its wholly-owned subsidiaries after elimination of intercompany transactions and balances.

Reclassification: Certain items for fiscal 1994 and 1993 have been reclassified to conform with fiscal 1995 presentations.

Inventories: Inventories are stated at the lower of cost or market on the first-in, first-out ('FIFO') method. Inventory reserves are recorded to reflect the difference between FIFO cost and the market applicable to canned and frozen fruit and vegetable inventories. These reserves amounted to $.1 million, $.4 million, $1.2 million for fiscal 1995, 1994, and 1993, respectively.

Investment in CoBank ('The Bank'): The Company's investment in the Bank is required as a condition of borrowing. These securities are not physically issued by the Bank, but the Company is notified as to their monetary value. The investment is carried at cost plus the Company's share of the undistributed earnings of the Bank (that portion of patronage refunds not distributed currently in cash) which approximates market. The investment was contributed to the Company by Pro-Fac in conjunction with the acquisition.

Manufacturing Overhead: Allocation of manufacturing overhead to finished goods produced is on the basis of a production year; thus at the end of each fiscal year, manufacturing costs incurred by seasonal plants, subsequent to the previous pack, are deferred and included in the accompanying balance sheet under the caption 'Prepaid manufacturing expense.'

Property, Plant, and Equipment and Related Lease Arrangements: Property, plant, and equipment are depreciated over the estimated useful lives of the assets using the straight-line method, half-year convention, over 4 to 40 years.

Assets held for sale are separately classified on the balance sheet. The recorded value represents an estimate of net realizable value.

Lease arrangements are capitalized when such leases convey substantially all of the risks and benefits incidental to ownership. Capital leases are amortized over either the lease term or the life of the related assets, depending upon available purchase options and lease renewal features.

Income Taxes: Income taxes are provided on income for financial reporting purposes. Deferred income taxes resulting from temporary differences between financial reporting and tax reporting are appropriately classified in the balance sheet and properly reflect the effects of the acquisition in accordance with the Statement of Financial Accounting Standards ('SFAS') No. 109, 'Accounting for Income Taxes.' See NOTE 7 - 'Taxes on Income.'

Pension: The Company and its subsidiaries have several pension plans and participate in various union pension plans which on a combined basis cover substantially all employees. Charges to income with respect to plans sponsored by the Company and its subsidiaries are based upon actuarially determined costs. Pension liabilities are funded by periodic payments to the various pension plan trusts.

Employers' Accounting for Postemployment Benefits: On June 26, 1994, the Company adopted the SFAS No. 112, 'Employers' Accounting for Postemployment Benefits,' with no significant impact. This statement establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. Postemployment benefits are all types of benefits provided to former or inactive employees, their beneficiaries, and covered dependents.

Goodwill and Other Intangibles: Goodwill and other intangible assets include the cost in excess of the fair value of net tangible assets acquired in purchase transactions and acquired non-competition agreements and trademarks. Goodwill and other intangible assets, stated net of accumulated amortization, are amortized on a straight-line basis over 5 to 35 years. The Company periodically assesses whether there has been a permanent impairment in the value of goodwill. This is accomplished by determining whether the estimated, undiscounted future cash flows from operating activities exceed the carrying value of goodwill as of the assessment date. Should aggregate future cash flows be less than the carrying value, a writedown would be required, measured by the difference between the discounted future cash flows and the carrying value of goodwill.

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' (SFAS No. 121). SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Management believes current policies in effect, such as that pertaining to goodwill and intangibles (as stated previously in this NOTE 1), satisfy the requirements of SFAS No. 121, and no further action on the part of the Company will be required for compliance.

Commodities Options Contracts: In connection with the purchase of certain commodities for anticipated manufacturing requirements, the Company occasionally enters into options contracts as deemed appropriate to reduce the effect of price fluctuations. These options contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost.

Casualty Insurance: The Company is insured for workers compensation and automobile liability through a self-insurance program. The Company accrues for the estimated losses from both asserted and unasserted claims. The estimate of the liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims data.

Earnings Per Share Data Omitted: Earnings per share amounts are not presented, as subsequent to November 3, 1994, the Company is a wholly-owned subsidiary of Pro-Fac.

Environmental Expenditures: Environmental expenditures that pertain to current operations are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenues are expensed. Liabilities are recorded when remedial activities are probable, and the cost can be reasonably estimated.

Advertising: Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising promotion and marketing programs are charged in the year incurred. Advertising expense incurred in fiscal year 1995, 1994, and 1993 amounted to $13,150,000, $13,318,000, and $16,499,000, respectively.

NOTE 2.     AGREEMENTS WITH PRO-FAC

On November 3, 1994, Curtice-Burns was acquired by Pro-Fac. See NOTE 3 - 'Change in Control of the Company.' Pro-Fac and the Company were established together in the early 1960s and, before Pro-Fac's recent acquisition of the Company, had a long-standing contractual relationship under the Integrated Agreement and similar Predecessor entity agreements. The Integrated Agreement, which has been superseded by the Pro-Fac Marketing and Facilitation Agreement, consisted of four principal sections: Operations Financing, Marketing, Facilities Financing, and Management.

The provisions of the Integrated Agreement included the financing of certain assets utilized in the business of the Company and provided a sharing of income and losses between Curtice-Burns and Pro-Fac. Under the Pro-Fac Marketing and Facilitation Agreement, Pro-Fac and the Company will continue the Marketing and Management arrangements of the Integrated Agreement as well as the sharing of income and losses. The capital contribution of Pro-Fac to the Company at acquisition primarily included the cancellation of indebtedness and capital lease obligations.

Subsequent to the acquisition date, Pro-Fac invested an additional $3.9 million and committed to another $10.0 million investment which is reflected as a capital contribution on the balance sheet.

Funds made available by the distribution of investment certificates to members, in lieu of cash by Pro-Fac, have historically been reinvested by Pro-Fac in the Company. Under the Indentures related to the Notes, Pro-Fac will be required to reinvest at least 70 percent of the additional Patronage income in Curtice-Burns.

Amounts received by Pro-Fac from Curtice-Burns under both Agreements for the fiscal years ended June 24, 1995, June 25, 1994, and June 26, 1993 include: commercial market value of crops delivered, $55.9 million, $59.2 million and $59.8 million, respectively; interest income, $6.1 million, $15.6 million, and $17.1 million, respectively; and additional proceeds from profit/(loss) sharing provisions, $9.6 million, $16.8 million and $(21.8) million, respectively. Payments by the Company to Pro-Fac for interest, amortization, and lease financing payments ceased as of November 3, 1994.

NOTE 3.     CHANGE IN CONTROL OF THE COMPANY

In 1993, the Company's management and Board of Directors began exploring several strategic alternatives for the Company, including a possible sale of all the equity of the Company. Those activities ultimately resulted in the Company entering into an Agreement and Plan of Merger with Pro-Fac and its subsidiary PFAC on September 27, 1994 (the 'Merger Agreement'). Pursuant to the Merger Agreement, on October 4, 1994, Pro-Fac initiated a tender offer for all of the Company's outstanding stock at $19.00 per share. At the expiration of the tender offer on November 2, 1994, 6,229,442 shares of Class A and 2,046,997 shares of Class B common stock (or approximately 94 percent and 99 percent, respectively, of the total number of outstanding shares of Class A and Class B common stock of the Company) had been validly tendered and not withdrawn. All such tendered shares were accepted for payment by PFAC. On November 3, 1994, PFAC merged into the Company, making the Company a wholly-owned subsidiary of Pro-Fac.

Prior to November 3, 1994, the Company expensed $2.2 million of legal, accounting, investment banking, and other expenses relative to the change of control issue. In recognizing these expenses, the Company allocated half of these amounts to Pro-Fac as a deduction to the profit split. Pro-Fac disputed these charges, but such dispute was resolved with the merger.

The acquisition was accounted for using the purchase method of accounting. In conjunction with the change in ownership all other identifiable assets and liabilities were adjusted to reflect their fair values at the date of acquisition. In recording the transaction, approximately $121.5 million was recorded to adjust property, plant, and equipment to fair market value, and the asset lives were adjusted for assets acquired. The resulting annual depreciation will approximate $23.3 million on all existing assets at the appraised values. In addition, approximately $104.0 million of goodwill and other intangible assets were recorded as the excess of purchase cost over net assets acquired. Included in this amount was approximately $43.8 million for deferred tax adjustments to properly reflect the effects of the acquisition in accordance with the SFAS No. 109, 'Accounting for Income Taxes.' The resulting annual amortization of goodwill and other intangible assets will approximate $3.0 million for goodwill and other intangible assets using lives ranging from 5 to 35-years.

There were no other significant changes to accounting policies as a result of the acquisition.

In connection with the acquisition, PFAC sold $160.0 million of 12.25 percent Senior Subordinated Notes (the 'Notes') due 2005 and entered into a credit agreement (the 'New Credit Agreement') with the Bank, which provided for a term loan, a term-loan facility, a seasonal-loan facility, and a letter-of-credit facility. All obligations of PFAC under the Notes and the New Credit Agreement have become obligations of the Company.

Following, in capsule form, is the consolidated, unaudited results of operations of Curtice-Burns Foods for the fiscal years ended June 24, 1995 and June 25, 1994, assuming the acquisition by Pro-Fac took place at the beginning of the 1994 fiscal year. The column headed 'Actual' for June 24, 1995 is the total of Successor and Predecessor entities.

(In Millions)

                                             Fiscal Year Ended
                                          (Pro Forma is Unaudited)

                                         June 24, 1995                     June 25, 1994
                                     ----------------------           -----------------------
                                     Actual       Pro Forma            Actual       Pro Forma
                                     ------       ---------            ------       ---------
      Net sales                      $748.5          $748.5            $829.1          $829.1
      Income before taxes            $ 10.0          $  7.0            $ 18.8          $  9.1
      Net income                     $  4.0          $  2.9            $ 10.1          $  3.1

NOTE 4.     DISPOSALS

National Oats: On November 19, 1993, the Company sold the oats portion of the National Oats business for $39.0 million and transferred the popcorn business to CMF. The sale of the oats business resulted in an approximate $10.9 million pretax gain in fiscal 1994.

Hiland Potato Chips: On November 22, 1993, the Company sold certain assets of the Hiland potato chips business for approximately $3.0 million. There was no material gain or loss on this transaction after taking into account the fiscal 1993 restructuring charge.

Meat Snacks: On February 22, 1994, the Company sold the meat snacks business for approximately $5.0 million. There was no material gain or loss on this transaction after taking into account a restructuring charge recorded in fiscal 1993.

Nalley's U.S. Chips and Snacks: On December 19, 1994, the Company sold the Nalley's U.S. Chips and Snacks business for approximately $2.0 million. In the first quarter of fiscal 1995, the Company recognized a charge of approximately $8.4 million in connection with the elimination of this line of business. This sale was contemplated by Pro-Fac in conjunction with the acquisition.

Nalley's Canada Ltd.: On March 30, 1995, the Company announced the potential sale of Nalley's Canada Ltd., located in Vancouver, British Columbia, to a group led by management within its Canadian subsidiary. This sale was finalized, subsequent to fiscal year end (as of June 26, 1995) and was contemplated by Pro-Fac in conjunction with the acquisition. The assets of Nalley's Canada Ltd. are classified as held for sale as of June 24, 1995.

The Company's Nalley's U.S. division will provide to Nalley's Canada Ltd., through a supply agreement, those products which would no longer be manufactured in Canada.

The business divestitures resulted in the following charges to earnings of the Predecessor company in fiscal 1993, 1994 and fiscal 1995:

Fiscal 1993 Restructuring Charge: To reflect completed and anticipated effects of the restructuring program, the Company incurred restructuring charges in fiscal 1993 of $61.0 million. This charge included the loss incurred on the sale of the Lucca Frozen Foods business, anticipated losses on the sale of the Hiland potato chips and meat snacks businesses, and other costs anticipated in conjunction with the restructuring program.

Fiscal 1994 Restructuring Gain: Included in fiscal 1994 results was a net gain of $7.8 million comprised of a gain on the sale of the oats business of $10.9 million, net of a charge of $3.1 million to adjust previous estimates regarding activities initiated in fiscal 1993.

Fiscal 1995 Restructuring Charge: Included in fiscal 1995 results was a restructuring charge of $8.4 million to reflect the estimated impact of the sale of certain assets of the Nalley's U.S. Chips and Snacks operation and other expenses relating to the disposal of this operation.

NOTE 5.     DEBT

New Credit Agreement: The Bank has provided the Company, subject to the terms and conditions set out in the New Credit Agreement, as amended, with loans of up to $200 million to finance the purchase of shares pursuant to the tender offer and the merger, to refinance certain existing indebtedness of Pro-Fac and the Company, and to pay fees and expenses related to the purchase of shares. The outstanding borrowings under the New Credit Agreement were $195.0 million at June 24, 1995.

The Bank also has provided the Company, subject to the terms and conditions set out in the New Credit Agreement, as amended, with seasonal financing of up to $86.0 million and a $11.0 million Letter of Credit Facility. The Acquisition Facility, the Seasonal Facility, and the Letter of Credit Facility are collectively referred to herein as the 'Bank Facility.'

      Guarantees and Security: All obligations under the Bank Facility are guaranteed by Pro-Fac and certain subsidiaries of Curtice-Burns (the 'Subsidiary Guarantors'). The Company's obligations under the Bank Facility and Pro-Fac's and the Subsidiary Guarantors' obligations under their respective guaranties are secured by all of the assets of the Company and each guarantor, respectively, including (i) all present and future accounts, contracts rights, chattel paper, instruments (excluding shares of capital stock), documents, inventory, general intangibles, and equipment; (ii) all real property; and (iii) all products and proceeds of the foregoing.

      Interest: The Bank Facility provides for interest rates on the Acquisition Facility, at the Company's option, equal to (i) the relevant London interbank offered rate plus 2.60 percent, (ii) the relevant prime rate plus 0.50 percent, or (iii) the relevant U.S.
      Treasury Rate plus 3.00 percent.

      The Seasonal Facility provides for interest rates on amounts outstanding thereunder at the Company's option equal to (i) the relevant London interbank offered rate plus 1.75 percent, (ii) the relevant prime rate minus 0.25 percent, or (iii) the relevant U.S. Treasury Rate plus 2.00 percent. The Bank has extended to a portion of the Acquisition Facility for a limited period of time certain fixed rates that were in effect with respect to indebtedness repaid to the Bank on November 3, 1994. The weighted-average rate of interest applicable to the Acquisition Facility was 8.7 percent per annum for the period from November 3, 1994 through June 24, 1995.

      Based on an estimated borrowing rate at fiscal year end 1995 of 9.0 percent for long-term debt with similar terms and maturities, the fair value of the Company's long-term debt outstanding is approximately $193.8 million at June 24, 1995.

      Based on an estimated borrowing rate at fiscal year end 1994 of 8.0 percent for long-term debt with similar terms and maturities, the fair value of the Company's long-term debt outstanding was approximately $88.7 million for Pro-Fac related debt and $1.8 million for other debt at June 25, 1994.

      Borrowings under the Seasonal Facility are payable at the expiration of that portion of the facility, which is May 1996; except that for 15 consecutive calendar days during each fiscal year, the borrowings under the Seasonal Facility must be zero. The average borrowing under the Seasonal Facility was $65.1 million during fiscal 1995, and the weighted-average interest rate on such borrowing was 7.2 percent. There were no borrowings under this Seasonal Facility at June 24, 1995. The Letter of Credit Facility provides for the issuance of letters of credit through May 1996.

      Certain Covenants: The Pro-Fac Bank Guarantee requires Pro-Fac, on a consolidated basis, to maintain specified levels with regard to working capital, tangible net worth, fixed charges, the incurrence of additional debt, and limitations on dividends, investments, acquisitions, and asset sales. The Company is in compliance with, or has obtained waivers for, all restrictions and requirements under the terms of the borrowing agreement.

      Other Debt: Other debt of $.2 million carries rates up to 11.0 percent at June 24, 1995.

      Maturities: Total long-term debt maturities during each of the next five fiscal years are as follows: 1996, $11.5 million; 1997 through 1999, $8.0 million each; and 2000, $31.1 million. Provisions of the Term Loan Facility require annual payments in the years 1996 through 2000 on October 1 of each year in an amount equal to the 'annual cash sweep' (equivalent to approximately 80 percent of net income adjusted for certain cash and non-cash items) for the preceding fiscal year as defined in the
      Acquisition Facility. The annual sweep to be paid on October 1, 1995 (included in the fiscal 1996 amount above) relating to fiscal 1995 amounted to $3.5 million. Provisions of the Term Loan Facility also require that cash proceeds from the sale of businesses be applied to the Term Loan Facility. The sale of Nalley's Canada Ltd. subsequent to 1995 fiscal year end resulted in $3.8 million cash proceeds that were applied to this debt.

The Senior Subordinated Notes ('Notes'): The Notes represent general unsecured obligations of the Company, subordinated in right of payment to certain other debt obligations of the Company (including the Company's obligations under the New Credit Agreement).

The Notes are limited in aggregate principal amount to $160.0 million and will mature on February 1, 2005. Interest on the Notes accrues at the rate of 12.25 percent per annum and is payable semi-annually in arrears on February 1 and August 1, commencing on February 1, 1995, to holders of record on the immediately preceding January 15 and July 15, respectively. Except as provided above, interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360-day year, comprised of 12 30-day months.

Each of the Pro-Fac and the Subsidiary Guarantors has unconditionally guaranteed the payment of Obligations of the Company under the Notes. Rights of holders, pursuant to such guarantees, are subordinate to the rights of the holders of the Senior Indebtedness of Pro-Fac and the Subsidiary Guarantors to payment in full in the same manner as the rights of holders of the Notes are subordinate to those of the holders of the Senior Indebtedness of the Company.


The Notes also provide that the Company will not declare or pay any dividend or make any distribution to its parent or other holders of Curtice Burns debt or equity, unless at the time of such payment: (a) no default or event of default shall have occurred; and (b) the Company's fixed charge coverage ratio (as defined in the Note Agreement) for the preceding four quarters is at least 1.75 to 1.00. In addition, payments are subject to an overall limit that is based on the Company's net income and the amount of additional equity invested in the Company.


Based on an estimated borrowing rate at fiscal year end of 11.6 percent for borrowings with similar terms and maturities, the fair value of the Notes was $149.8 million at June 24, 1995.

Short-Term Borrowings: Short-term borrowings for the three years ended June 24, 1995 were as follows:

(Dollars in Thousands)

                                                                   Fiscal       Fiscal        Fiscal
                                                                    1995         1994          1993
                                                                   ------       ------        ------
      Balance at end of period                                    $    --      $11,500       $12,000

      Rate at fiscal year end                                          --%         5.5%          4.3%

      Maximum outstanding during the period                       $94,000      $81,000       $96,000

      Average amount outstanding during the period                $66,541      $51,516       $70,949

      Weighted average interest rate during the period                7.3%         4.6%          4.6%

The above amounts include borrowings from commercial banks and from Pro-Fac under existing and pre-existing loan agreements.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT AND RELATED OBLIGATIONS

The following is a summary of property, plant and equipment and related obligations at June 24, 1995 and June 25, 1994.

(Dollars in Thousands)

                                             June 24, 1995                      June 25, 1994
                                     ----------------------------    ------------------------------------
                                                                                   Leased From
                                      Owned      Leased               Owned     ----------------
                                      Assets     Assets    Total      Assets    Pro-Fac   Others    Total
                                      ------     ------    -----      ------    -------   ------    -----
Land                                 $  5,467    $   --   $  5,467   $      6   $  8,635  $   --  $  8,641
Land improvements                       1,540        --      1,540         85      3,467      --     3,552
Buildings                              92,215       795     93,010      1,150     86,903     720    88,773
Machinery and equipment               168,477     3,520    171,997      8,953    219,971   4,609   233,533
Construction in progress               18,719        --     18,719     21,085         --      --    21,085
Valuation allowance                        --        --         --         --     (3,970)     --    (3,970)
                                     --------    ------   --------   --------   --------  ------  --------
                                      286,418     4,315    290,733     31,279    315,006   5,329   351,614
Less accumulated depreciation          16,695     1,846     18,541      7,142    173,684   3,272   184,098
                                     --------    ------   --------   --------   --------  ------  --------
Net                                  $269,723    $2,469   $272,192   $ 24,137   $141,322  $2,057  $167,516
                                     ========    ======   ========   ========   ========  ======  ========
Obligations under capital leases(1)              $2,384   $  2,384              $141,322  $2,081  $143,403
Less current portion                                764        764                17,645     785    18,430
                                                 ------   --------              --------  ------  --------
Long-term portion                                $1,620   $  1,620              $123,677  $1,296  $124,973
                                                 ======   ========              ========  ======  ========

(1) Represents the present value of net minimum lease payments calculated at the Company's incremental borrowing rate at the inception of the leases, which ranged from 6 to 9 percent.

Interest capitalized in conjunction with construction amounted to $1,841,000 and $79,000 in fiscal 1995 and 1994, respectively.

The following is a schedule of future minimum lease payments together with the present value of the minimum lease payments related to capitalized leases, both as of June 24, 1995.

(Dollars in Thousands)

            Fiscal Year Ending Last                       Capital     Operating     Total Future
               Saturday In June                           Leases       Leases        Commitment
            -----------------------                      ---------    ---------     ------------
                    1996                                  $1,225       $ 4,868        $ 6,093
                    1997                                     842         2,804          3,646
                    1998                                     637         2,028          2,665
                    1999                                     395         1,422          1,817
                    2000                                      75           366            441
                Later years                                  320           597            917
                                                          ------       -------        -------
            Net minimum lease payments                     3,494        12,085        $15,579
                                                                       =======        =======
            Less amount representing interest              1,110
                                                          ------
            Present value of minimum lease payments       $2,384
                                                          ======

Total rent expense related to operating leases (including lease arrangements of less than one year which are not included in the previous table) amounted to $10,297,000, $11,721,000, and $13,713,000 for fiscal years 1995, 1994, and 1993, respectively. The fiscal 1995 amount is comprised of $4,280,000 for the Predecessor entity and $6,017,000 for the Successor entity.

NOTE 7. TAXES ON INCOME

Taxes on income include the following:


(Dollars in Thousands)

                                          Fiscal 1995
                                   --------------------------
                                    11/4/94 -       6/26/94 -
                                    6/24/95         11/3/94        Fiscal 1994      Fiscal 1993
                                   Successor       Predecessor     Predecessor      Predecessor
                                   ---------      ------------     -----------      -----------
        Federal -
           Current                 $(1,368)         $ 5,834         $4,047           $10,132
           Deferred                  3,810           (3,529)         1,831            (7,407)
                                   -------          -------         ------           -------
                                     2,442            2,305          5,878             2,725
                                   -------          -------         ------           -------
        State and foreign -
           Current                     (46)           1,106          1,948             4,405
           Deferred                    895             (676)           839            (3,235)
                                   -------          -------         ------           -------
                                       849              430          2,787             1,170
                                   -------          -------         ------           -------
                                   $ 3,291          $ 2,735         $8,665           $ 3,895
                                   =======          =======         ======           =======

The deferred tax liabilities/assets consist of the following:


                                                              1995           1994          1993
                                                           ---------       --------      ------
         Liabilities
           Depreciation                                    $ 66,736        $22,147       $19,854
           Non-compete agreements                             1,120            513           620
           Long-term receivables                                626          1,416           885
           Prepaid manufacturing                              3,827             --            --
           Other                                                 45            486           592
                                                           --------        -------       -------
                                                             72,354         24,562        21,951
                                                           --------        -------       -------
         Assets
           Inventory reserves                                 3,416            319           796
           Allowance for doubtful accounts                      382            514           364
           Reserve for restructuring                             --          3,526         6,459
           Capital loss carryforward                          3,738          3,979         3,979
           Accrued employee benefits                          3,711          2,180         1,817
           Insurance accruals                                 1,659          2,022         1,249
           Pension/OPEB accruals                              6,237          2,971         2,179
           Plant consolidation and closing expenses           2,572          3,639         2,321
           Alternative minimum income tax                        --             --           376
           Tax credits                                        3,628             --            --
           Other                                              1,440            941         1,460
                                                           --------        -------       -------
                                                             26,783         20,091        21,000
                                                           --------        -------       -------
           Net deferred liabilities                         (45,571)        (4,471)         (951)
           Valuation allowance                               (7,366)            --          (850)
                                                           --------        -------       -------
                                                           $(52,937)       $(4,471)      $(1,801)
                                                           ========        =======       =======

In conjunction with the acquisition, a valuation allowance was established in fiscal 1995 for that portion of the capital loss carryforward and tax credits where it was more likely than not that a tax benefit would not be realized.

A reconciliation of the Company's effective tax rate to the amount computed by applying the federal income tax rates of 35 and 34 percent to income before taxes, is as follows:

(Dollars in Thousands)

                                                        Fiscal 1995
                                                   ----------------------
                                                   11/4/94 -    6/26/94 -
                                                   6/24/95      11/3/94      Fiscal 1994    Fiscal 1993
                                                  Successor    Predecessor   Predecessor    Predecessor
                                                  ---------    -----------   -----------    -----------
Income tax provision (benefit),
   at 35% in 1995 and 1994 and 34% in
     the previous year                            $1,942        $1,558        $6,571         $(6,797)
State income taxes, net of
   federal income tax effect                         552           294           900             189
Goodwill amortization                                637           167           480           9,248
Valuation allowance                                   --            --          (850)            850
Statutory rate change                                 --            --           480              --
Non-deductible legal and
   advisory expenses                                  --           753         1,058              --
Other, net                                           160           (37)           26             405
                                                  ------        ------        ------         -------
                                                  $3,291        $2,735        $8,665         $ 3,895
                                                  ======        ======        ======         =======
Effective Tax Rate                                  59.3%         61.4%         46.2%            N/M*
                                                  ======        ======        ======         =======

     * The effective tax rate calculation for 1993 is not meaningful.

In January 1995, the Boards of Directors of Curtice-Burns Foods, Inc. and Pro-Fac Cooperative, Inc. approved appropriate amendments to the Bylaws of Curtice-Burns Foods, Inc. to allow the Company to qualify as a cooperative under Subchapter T of the Internal Revenue Code. A private letter ruling agreeing to this change was received from the Internal Revenue Service in August 1995. The effective date of the change is June 25, 1995. As a cooperative, patronage income will be deductible to the extent distributed to its members. Accordingly, taxation on patronage income is only imposed at the patron level.

On August 10, 1993, President Clinton signed into law a new income tax bill which increased corporate income tax rates from 34 percent to 35 percent. Under the provisions of SFAS 109 the Company recorded the impact of this rate increase during the first quarter of fiscal 1994. The impact of this rate increase on the Company's deferred tax assets and liabilities resulted in an increase to income tax expense of approximately $480,000.

Although the Company reported a pretax loss for fiscal 1993, a tax provision of $3,895,000 was recorded, primarily due to the non-deductible writedown of goodwill recorded in conjunction with the Company's overall restructuring plan.

NOTE 8.     PENSIONS, PROFIT SHARING, AND OTHER EMPLOYEE BENEFITS

Pensions: The Company has primarily noncontributory defined benefit plans covering most employees. The benefits for these plans are based primarily on years of service and employees' pay near retirement. The Company's funding policy is consistent with the funding requirements of Federal law and regulations. Plan assets consist principally of common stocks, corporate bonds and U.S. Government obligations.

The Company also participates in several union sponsored pension plans; however, it is not possible to determine the Company's relative share of the accumulated benefit obligations or net assets for these plans.

Pension cost for fiscal years ended 1995, 1994, and 1993 includes the following components:

(Dollars in Thousands)

                                                          Fiscal 1995
                                                   ------------------------
                                                    11/4/94 -     6/26/94 -
                                                    6/24/95       11/3/94        Fiscal 1994    Fiscal 1993
                                                   Successor     Predecessor     Predecessor    Predecessor
                                                   ---------     -----------     -----------    -----------
Service cost -- benefits earned
   during the period                               $ 2,427        $ 1,270         $ 3,958        $ 3,927
Interest cost on projected benefit
   obligation                                        4,365          2,225           6,815          6,259
Return on assets
   Actual gain                                          --         (1,717)         (2,044)        (6,311)
   Deferred gain                                    (4,789)          (678)         (5,213)          (842)
                                                   -------        -------         -------        -------
     Total gain                                     (4,789)        (2,395)         (7,257)        (7,153)
Amortization of transition amount
   at June 29, 1985                                     --           (265)         (1,001)        (1,001)
Amortization of prior service cost                      --             61             426            130
Recognition of curtailment gain                         --             --            (874)            --
Amortization of gain                                    --             57               6             --
                                                   -------        -------         -------        -------
                                                     2,003            953           2,073          2,162
Union and other pension costs                          147          1,182             593            555
                                                   -------        -------         -------        -------
Net pension cost                                   $ 2,150        $ 2,135         $ 2,666        $ 2,717
                                                   =======        =======         =======        =======

As a result of the change of control of the Company, the Plan assets and obligations were remeasured on November 3, 1994, and the entire balance of the transition obligation, unrecognized prior service costs, and outstanding gains and losses totaling $5,167,266 were adjusted at the time of the acquisition.

As a result of restructuring activities, the Plan assets and obligations were remeasured as of November 22, 1993. The restructuring and the resulting curtailment caused the projected benefit obligation to decrease by approximately $874,000 and caused approximately $311,000 of previously unrecognized prior service cost to be recognized immediately. This resulted in a net decrease in annual pension cost of $563,000.

The pension plans' funded status was as follows:

(Dollars in Thousands)                                  June 24, 1995      June 25, 1994      June 26, 1993
                                                        -------------      -------------      -------------
                                                           Assets           Accumulated          Assets
                                                           Exceed            Benefits            Exceed
                                                         Accumulated          Exceed          Accumulated
                                                          Benefits             Assets           Benefits
                                                         -----------        -----------       ------------
Actuarial present value of benefit obligations:
   Vested benefit obligation                             $(65,350)           $(71,302)          $(66,927)
                                                         ========            ========           ========
   Accumulated benefit obligation                        $(69,449)           $(76,649)          $(70,522)
                                                         ========            ========           ========

Projected benefit obligation                             $(78,809)           $(87,744)          $(85,277)
Plan assets at fair value                                  74,897              71,875             74,147
                                                         --------            --------           --------
Projected benefit obligation in excess of
   Plan assets                                             (3,912)            (15,869)           (11,130)
Unrecognized net (gain)/loss                               (8,787)             11,075              8,305
Unrecognized prior service cost                                --               1,088              1,693
Unrecognized net asset at year end                             --              (4,408)            (5,410)
Liability for unfunded accumulated
   benefit obligation                                          --              (1,401)                --
                                                         --------            --------           --------
                                                          (12,699)             (9,515)            (6,542)
Union and other pension plans                                (281)               (958)              (711)
                                                         --------            --------           --------

Pension liability at year end                            $(12,980)           $(10,473)          $ (7,253)
                                                         ========            ========           ========

In 1995 the assumed discount rate, assumed long-term of rate return on Plan assets, and the assumed long-term rate of compensation increase were 8.50 percent, 10.0 percent, and 4.50 percent, respectively.

In 1994 the assumed discount rate, assumed long-term rate of return on Plan assets and the assumed long-term rate of compensation increase were 7.75 percent, 10.0 percent and 4.50 percent, respectively. In 1993 the assumed discount rate, assumed long-term rate of return on Plan assets, and the assumed long-term rate of compensation increase were 8.25 percent, 10.0 percent and 6.0 percent, respectively.

Provisions of the Financial Accounting Standards Board SFAS No. 87, 'Employers Accounting for Pensions,' require the Company to record a minimum pension liability relating to certain unfunded pension obligations, establish an intangible asset thereto and reduce stockholders equity. At June 25, 1994, a minimum pension liability of $1,401,000 was recorded as required by SFAS 87. A related intangible asset was recorded for $1,356,000 and stockholders equity was reduced by $45,000. The adjustment in the minimum pension liability at June 25, 1994 resulted mainly from a decrease in the discount rate and the general performance of investment markets.

Profit Sharing: Under the Deferred Profit Sharing Plan and the Non-Qualified Profit Sharing Plan, the Company allocated to all salaried exempt employees a percentage of its earnings in excess of 7.0 percent in 1994 and 5.0 percent in 1995 of the combined long-term debt and equity (as defined) of Pro-Fac and the Company. In fiscal 1995 and 1994, $1,400,000 and $1,171,000, respectively, was allocated to the Plans while no awards were allocated in fiscal 1993.

Postretirement Benefits Other Than Pensions: Generally, other than pensions, the Company does not pay retirees' benefit costs. Isolated exceptions exist, which have evolved from union negotiations, early retirement incentives and existing retiree commitments from acquired companies.

In December 1990, the Financial Accounting Standards Board issued SFAS No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions.' SFAS 106, effective for fiscal years beginning after December 15, 1992, requires employers to accrue the cost of retiree health and other postretirement benefits during the working careers of active employees and allows the transition obligation to be recognized in net income either immediately or over 20 years.

The Company adopted SFAS 106 during the first quarter of fiscal 1994. The Company has elected to amortize the unrecognized transition obligation over 20 years. The adoption of SFAS 106 is not considered material to the financial statements as a whole.

The Company has not prefunded any of its retiree medical or life insurance liabilities. Consequently there are no Plan assets held in a trust, and there is no expected long-term rate of return assumption for purposes of determining the annual expense.

The Plan's funded status was as follows:

(Dollars In Thousands)
                                                                          June 24, 1995      June 25, 1994
                                                                          -------------      -------------
Accumulated postretirement benefit obligation:
   Fully eligible active participants                                        $   113            $   202
   Other active participants                                                     244                288
   Retirees                                                                    2,386              2,474
                                                                             -------            -------
     Total                                                                     2,743              2,964
   Less Plan assets at fair value                                                 --                 --
                                                                             -------            -------
   Accumulated postretirement benefit obligation in excess of
     fair value of assets                                                     (2,743)            (2,964)
   Unrecognized transition obligation                                             --              2,622
   Unrecognized prior service cost                                                --                 --
   Unrecognized losses/(gains)                                                  (274)                 6
                                                                             -------            -------
   Accrued postretirement benefit cost                                       $(3,017)           $  (336)
                                                                             =======            =======

Net periodic postretirement benefit cost included the following components:

(Dollars in Thousands)

                                                          Fiscal 1995
                                                   --------------------------
                                                    11/4/94 -       6/26/94 -
                                                    6/24/95         11/3/94          Fiscal 1994
                                                   Successor       Predecessor       Predecessor
                                                   ----------      -----------       -----------
       Service cost                                   $ 15            $  8              $  38
       Interest cost                                   154              74                248
       Actual return on assets                          --              --                 --
       Net amortization and deferral                    --              46                155
                                                      ----            ----              -----
       Net periodic postretirement benefit cost       $169            $128              $ 441
                                                      ====            ====              =====

As a result of the change in control, the entire balance of the transition obligation and the outstanding gains and losses totaling $2,538,000 were charged to goodwill at the time of the sale.

Restructuring activities during fiscal 1994 resulted in a curtailment which caused the Accumulated Postretirement Obligation to decrease by approximately $878,000 and the Unrecognized Transition Obligation to decrease by approximately $817,000. This resulted in a net decrease in the Net Postretirement Benefit Cost of $92,000.

The  weighted-average,   assumed-discount  rate  used  to  measure  the  benefit
obligations was 7.75 percent at the beginning and 8.50 percent at the end of the fiscal year.

The annual rate of increase in the per capita cost of health care benefits was assumed to be 14 percent for 1994 and 12 percent for 1995. The rate was assumed to decrease gradually to 6.0 percent by the year 2005 and remain at that level thereafter.

The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation (APBO) and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost as follows:

(Dollars in Thousands)

                                     Successor               Predecessor                Predecessor
                                 11/4/94 - 6/24/95        6/26/94 - 11/3/94             Fiscal 1994
                                --------------------     --------------------       --------------------
                                Current    1% Higher     Current     1% Higher      Current    1% Higher
                                 Trend       Trend        Trend        Trend         Trend       Trend
                                -------    ---------     -------     ---------      -------    ---------
APBO                            $2,743      $2,874       $2,948       $3,118        $2,964      $3,149
Service cost+interest cost      $  170      $  178       $   82       $   86           286         301

               EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS

In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, 'Employers' Accounting for Postemployment Benefits.'

This Statement establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. Postemployment benefits are all types of benefits provided to former or inactive employees, their beneficiaries, and covered dependents.

The Company adopted the provisions of FAS No. 112 effective June 26, 1994. The adoption did not have a significant impact on the operations or cash flow of the Company.

NOTE 9.       OTHER MATTERS

Sale of Nalley's Canada Ltd.: On March 20, 1995 Curtice-Burns announced its intention to sell its Canadian subsidiary, Nalley's Canada Ltd., located in Vancouver, British Columbia, to a management group within the Canadian subsidiary. This sale was finalized subsequent to year end (as of June 26, 1995) and was contemplated by Pro-Fac in conjunction with the acquisition. Nalley's U.S. will have an ongoing supply agreement with Nalley's Canada Ltd. as a result of the sale.

Subsequent Event: On July 21, 1995, the Company completed the acquisition of Packer Foods, a privately owned, Michigan-based food processor. The total cost of acquisition was approximately $5.4 million in notes plus interest at 10 percent to be paid until the notes mature in the year 2000. The transaction will be accounted for as a purchase. For its latest fiscal year ended December 31, 1994, Packer had net sales of $13 million, operating income of $300,000, and income before extraordinary items of $100,000. Packer Foods is in the process of being merged into the Company's Comstock Michigan Fruit operations.

Commitments: The Company's Southern Frozen Foods Division has guaranteed an approximate $1.4 million loan for the City of Montezuma to renovate a sewage treatment plant operated by Southern Frozen Foods on behalf of the City.

Southern Frozen Foods Fire: In July 1994, a plant operated by the Company's Southern Frozen Foods Division, located in Montezuma, Georgia, was damaged by fire. All material costs associated with the facility repairs and business interruption are anticipated to be covered under the Company's insurance policies. A gain on assets destroyed in the fire was recognized by Curtice-Burns prior to the acquisition. Subsequent to the acquisition, additional costs in the amount of $2.3 million were incurred for which negotiations are currently in progress with the insurance carriers. As of June 24, 1995, the Company has received $10.0 million in proceeds from the insurance claims for the fire. Subsequent to fiscal year end, $2.5 million was received for a total of $12.5 million with $10.0 million receivable at August 30, 1995.

                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Shareholders and
Board of Directors of
Pro-Fac Cooperative, Inc.


In our opinion, the consolidated financial statements listed under ITEM 8 of this Form 10-K present fairly, in all material respects, the financial position of Pro-Fac Cooperative, Inc. and its subsidiary at June 24, 1995 and June 25, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 24, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Cooperative's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits of the consolidated financial statements also included an audit of the financial statement schedule listed in the accompanying index and appearing under ITEM 14 of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.



/s/Price Waterhouse, LLP
-------------------------
   Price Waterhouse, LLP
   Rochester, New York
   August 16, 1995

                              FINANCIAL STATEMENTS


Pro-Fac Cooperative, Inc.
Consolidated Statement of Operations and Net Proceeds

(Dollars in Thousands)

                                                                               Fiscal Years Ended
                                                                        ---------------------------------
                                                                        June 24,     June 25,    June 26,
                                                                          1995         1994        1993
                                                                        --------     --------    ------
Net sales                                                               $522,413     $ 58,237    $ 59,735
Cost of sales                                                            384,838       58,237      59,735
                                                                        --------     --------    --------
Gross profit                                                             137,575           --          --
Share of Curtice-Burns earnings/(loss)
   prior to acquisition                                                    5,137       18,599     (21,800)
Interest income from Curtice-Burns prior to acquisition                    6,102       15,630      17,090
Interest income, other                                                     4,402           --          --
Additional costs incurred as a result of the fire                         (2,315)          --          --
Other selling, general, and administrative (expenses)/income             (99,341)       1,056         965
                                                                        --------     --------    --------
Operating income/(loss)                                                   51,560       35,285      (3,745)
Interest expense                                                         (29,035)     (11,587)    (13,753)
                                                                        --------     --------    --------
Income/(loss) before taxes, dividends and allocation
   of net proceeds                                                        22,525       23,698     (17,498)
Tax benefit                                                                7,028          844          --
                                                                        --------     --------    --------
Net income/(loss)                                                       $ 29,553     $ 24,542    $(17,498)
                                                                        ========     ========    ========

Allocation of Net Proceeds:
   Net income/(loss)                                                    $ 29,553     $ 24,542    $(17,498)
   Dividends on common and preferred stock                                (4,914)      (4,390)     (4,548)
                                                                        --------     --------    --------
   Net proceeds/(deficit)                                                 24,639       20,152     (22,046)
   Allocation (to)/from earned surplus                                   (16,964)      (2,856)     27,917
                                                                        --------     --------    --------
   Net proceeds available to members                                    $  7,675     $ 17,296    $  5,871
                                                                        ========     ========    ========

Allocation of net proceeds available to members:
   Payable to members currently (20% of qualified
     proceeds available to members)                                     $  1,475     $  3,109    $  1,052

Allocated to members but retained by the Cooperative:
   Qualified retains                                                       5,900       12,437       4,209
   Non-qualified retains                                                     300        1,750         610
                                                                        --------     --------    --------
   Net proceeds available to members                                    $  7,675     $ 17,296    $  5,871
                                                                        ========     ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

Pro-Fac Cooperative, Inc.
Consolidated Balance Sheet

(Dollars in Thousands)

                                                                                  June 24,      June 25,
ASSETS                                                                              1995          1994
                                                                                  --------      ------
Current assets:
   Cash                                                                           $  4,152       $     10
   Accounts receivable, trade, less allowance for doubtful
     accounts of $673                                                               47,341            --
   Accounts receivable, other                                                       19,840            68
   Receivable from Curtice-Burns Foods, Inc.                                            --        11,197
   Current portion of long-term loans receivable
     from Curtice-Burns Foods, Inc.                                                     --        14,000
   Current portion of investment in direct financing leases                             --        17,645
   Current portion of investment in Bank                                                --         1,324
   Current deferred tax assets                                                       6,784            --
   Income taxes refundable                                                          10,106            --
   Inventories -
     Finished goods                                                                108,691            --
     Materials and supplies                                                         51,491            --
                                                                                  --------      --------
       Total inventories                                                           160,182            --
                                                                                  --------      --------
   Prepaid manufacturing expense                                                     9,903            --
   Prepaid expenses and other current assets                                         2,306         2,464
                                                                                  --------      --------
       Total current assets                                                        260,614        46,708
Property, plant, and equipment, net                                                273,962            --
Goodwill and other intangible assets, less accumulated
   amortization of $ 2,539                                                         101,494            --
Long-term portion of investment in direct financing leases                              --       123,677
Long-term loans receivable from Curtice-Burns Foods, Inc.                               --        78,040
Investment in Bank                                                                  22,907        19,632
Deferred tax assets                                                                  7,466         2,623
Finance receivable related to intangibles                                               --        24,909
Assets held for sale                                                                13,838            --
Other assets                                                                         9,458           462
                                                                                  --------      --------
       Total assets                                                               $689,739      $296,051
                                                                                  ========      ========
LIABILITIES AND SHAREHOLDERS' AND MEMBERS' CAPITALIZATION
Current liabilities:
   Notes payable                                                                  $     --      $ 11,500
   Current portion of obligations under capital leases                                 764            --
   Accounts payable                                                                 60,074           617
   Accrued interest                                                                  9,171         2,530
   Accrued employee compensation                                                    11,644            --
   Other accrued expenses                                                           15,116             6
   Current portion of long-term debt                                                11,552        14,000
   Income taxes payable                                                                 --           668
   Amounts due members                                                              13,348        15,327
                                                                                  --------      --------
       Total current liabilities                                                   121,669        44,648
Obligations under capital leases                                                     1,620            --
Long-term debt                                                                     183,665       127,134
Senior subordinated notes                                                          160,000            --
Deferred tax liability                                                              59,721            --
Other non-current liabilities                                                       17,836           504
                                                                                  --------      --------
       Total liabilities                                                           544,511       172,286
                                                                                  --------      --------
Commitments and contingencies                                                           --            --
Common stock, par value $5, authorized -
   5,000,000 shares
                                                    June 24,       June 25,
                                                      1995           1994
                                                    --------       ---------

Shares issued                                       1,878,926      2,056,878
Shares subscribed                                      59,568          9,270
                                                    ---------      ---------
       Total subscribed and issued                  1,938,494      2,066,148
Less subscriptions receivable in
   installments                                       (59,568)        (9,270)
                                                    ---------      ---------
                                                    1,878,926      2,056,878         9,395        10,284
                                                    =========      =========

Shareholders' and members' capitalization:
   Retained earnings allocated to members                                           34,250         36,924
   Non-qualified allocation to members                                               3,851          7,454
   Preferred stock, par value $25, authorized -
     5,000,000 shares; issued and outstanding -
       3,043,325 and 2,576,720, respectively                                        76,083        64,418

   Earned surplus                                                                   21,649         4,685
                                                                                  --------      --------
       Total shareholders' and members' capitalization                             135,833       113,481
                                                                                  --------      --------
       Total liabilities and capitalization                                       $689,739      $296,051
                                                                                  ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

Pro-Fac Cooperative Inc.
Consolidated Statement of Cash Flows

(Dollars in Thousands)
                                                                            Fiscal Years Ended
                                                                     ----------------------------------
                                                                     June 24,     June 25,      June 26,
                                                                       1995         1994          1993
                                                                    ----------   ----------    -------
Cash flows from operating activities:
   Net income/(loss)                                                $  29,553    $ 24,542      $(17,498)
   Amount payable to members currently                                 (1,475)     (3,109)       (1,052)
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Amortization of goodwill, other intangibles, and
          financing fees                                                3,218         --             --
        Depreciation                                                   13,864         --             --
        Provision for losses on accounts receivable                        91         --             --
        Deferred tax (benefit)/provision                               (3,686)       (613)          207
        Equity in undistributed earnings of the Bank                   (1,288)     (1,541)       (1,486)
   Change in assets and liabilities:
      Accounts receivable                                              12,148         (43)          618
      Inventories                                                      67,022          --            --
      Accounts payable and accrued expenses                           (16,331)       (885)          309
      Amounts due to members                                             (729)        802        (2,277)
      Federal and state taxes refundable                               (9,520)        738        (1,180)
      Other assets and liabilities                                     18,639      (1,895)         (319)
                                                                    ---------    --------      --------
Net cash provided by/(used in) operating activities                   111,506      17,996       (22,678)
                                                                    ---------    --------      --------
Cash flows from investing activities:
   Due from Curtice-Burns, net                                             --         524        (1,694)
   Return from investment in direct financing leases                   11,344      32,191        13,785
   Investment in Bank                                                      --      (1,429)       (1,937)
   Finance receivable related to intangibles                               --       1,636        26,898
   Purchase of property, plant, and equipment                         (28,661)         --            --
                                                                    ---------    --------      --------
Net cash (used in)/provided by investing activities                   (17,317)     32,922        37,052
                                                                    ---------    --------      --------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt                           359,000         120        20,000
   Payments on short-term debt                                             --        (500)      (16,000)
   Payments on long-term debt (including acquisition
      related financing fees)                                        (192,095)    (42,986)      (14,025)
   Payments on capital leases                                          (1,259)         --            --
   Amount paid to shareholders for acquisition                       (167,800)         --            --
   Net assets acquired from Curtice-Burns                             (81,278)
   Repurchase of common stock, net of issuances                          (889)     (3,171)          358
   Repurchase of preferred stock                                           --          --          (165)
   Cash portion of non-qualified conversion                              (802)         --            --
   Cash paid in lieu of fractional shares                                 (10)         --            --
   Cash dividends paid                                                 (4,914)     (4,390)       (4,548)
                                                                    ---------    --------      --------
Net cash used in financing activities                                 (90,047)    (50,927)      (14,380)
                                                                    ---------    --------      --------
Net change in cash                                                      4,142          (9)           (6)
Cash at beginning of period                                                10          19            25
                                                                    ---------    --------      --------
Cash at end of period                                               $   4,152    $     10      $     19
                                                                    =========    ========      ========

   All amounts above exclude the effects of the acquisition
      as detailed in the Supplemental Disclosure of Cash Flow Information

The accompanying notes are an integral part of these consolidated financial statements.

Pro-Fac Cooperative Inc.
Consolidated Statement of Cash Flows (Continued)

(Dollars in Thousands)
                                                                           Fiscal Years Ended
                                                                     ----------------------------------
                                                                     June 24,    June 25,      June 26,
                                                                       1995        1994           1993
                                                                    ----------   --------      -------

 Supplemental  Disclosure of Cash Flow Information Cash  paid/(received)  during the year for:
      Interest                                                      $  24,498    $12,068       $14,050
                                                                    =========    =======       =======
      Income taxes, net                                             $   5,567    $  (970)      $   970
                                                                    =========    =======       =======
   Net assets acquired from Curtice-Burns:
      Accounts receivable                                           $  79,068    $    --       $    --
      Inventories                                                     226,220         --            --
      Other assets                                                     27,664         --            --
      Goodwill and other intangible assets                             24,156         --            --
      Fixed assets                                                    159,985         --            --
      Accounts payable and accrued expenses                          (100,594)        --            --
      Short-term debt                                                 (49,097)        --            --
      Long-term debt                                                 (276,391)        --            --
      Deferred tax liability                                           (3,247)        --            --
      Other liabilities                                                (6,486)        --            --
                                                                    ---------    -------       -------
                                                                    $  81,278    $    --       $    --
                                                                    =========    =======       =======

Supplemental Schedule of Non-Cash Investing and Financing
   Activities:
      Conversion of retains to preferred stock                      $  11,665    $ 4,948       $ 5,934
                                                                    =========    =======       =======
      Net proceeds allocated to members but retained by
        the Cooperative                                             $   6,200    $14,187       $ 4,819
                                                                    =========    =======       =======
      Capital lease obligations incurred                            $   1,562    $    --       $    --
                                                                    =========    =======       =======
      Receivables from Curtice-Burns Forgiven in the
        Acquisition:
          Due from Curtice-Burns for long-term debt                 $ 110,576    $    --       $    --

The accompanying notes are an integral part of these consolidated financial statements.

Pro-Fac Cooperative, Inc.
Consolidated Statement of Changes in Shareholders' and Members' Capitalization and Common Stock

(Dollars in Thousands)

Fiscal Years Ended                                                  June 24,     June 25,      June 26,
                                                                      1995         1994          1993
                                                                    --------    ---------      --------
Retained earnings allocated to members:
Qualified retains:
   Balance at beginning of period                                   $ 36,924     $ 29,446      $ 29,950
   Net proceeds allocated to members                                   5,900       12,437         4,209
   Converted to preferred stock                                       (8,564)      (4,948)       (4,702)
   Cash paid in lieu of fractional shares                                (10)         (11)          (11)
                                                                    --------     --------      --------
Balance at end of period                                              34,250       36,924        29,446
                                                                    --------     --------      --------

Non-qualified retains:
   Balance at beginning of period                                      7,454        5,704         6,645
   Distribution of 1989, 1988, and 1987 non-
      qualified retains:
        Cash paid                                                       (802)          --          (319)
        Converted to preferred stock                                  (3,101)          --        (1,232)
   Net proceeds allocated to members                                     300        1,750           610
                                                                    --------     --------        ------
Balance at end of period                                               3,851        7,454         5,704
                                                                    --------     --------      --------

Total retains allocated to members
   at end of period                                                   38,101       44,378        35,150
                                                                    --------     --------      --------

Preferred stock:
   Balance at beginning of period                                     64,418       59,470        53,701
   Converted from earnings retained for
      preferred stock                                                  8,564        4,948         4,702
   Conversion of 1989, 1988 and 1987 non-
      qualified retains                                                3,101           --         1,232
   Repurchased and canceled                                               --           --          (165)
                                                                    --------     --------      --------

   Balance at end of period                                           76,083       64,418        59,470
                                                                    --------     --------      --------

Earned surplus (unallocated and apportioned):
   Balance at beginning of period                                      4,685        1,829        29,746
      Net proceeds arising from after tax
        undistributed income/(loss)                                   16,964        2,856       (27,917)
                                                                    --------     --------      --------

   Balance at end of period                                           21,649        4,685         1,829
                                                                    --------     --------      --------
Total shareholders' and members' capitalization                     $135,833     $113,481      $ 96,449
                                                                    ========     ========      ========

Common stock:
   Balance at beginning of period                                   $ 10,284     $ 13,455      $ 13,097
      Repurchased, net of issued                                        (889)      (3,171)          358
                                                                    --------     --------      --------

   Balance at end of period                                         $  9,395     $ 10,284      $ 13,455
                                                                    ========     ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                           PRO-FAC COOPERATIVE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.     SUMMARY OF ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The following summarizes the significant accounting policies applied in the preparation of the accompanying financial statements.

Fiscal Year: Fiscal 1995, fiscal 1994, and fiscal 1993 ended on June 24, 1995, June 25, 1994, and June 26, 1993, respectively, the last Saturday in June. Each year comprised 52 weeks.

Consolidation: As of all dates after November 3, 1994, and for all periods after such date, the consolidated financial statements include the Cooperative and its wholly-owned subsidiary, Curtice-Burns Foods, Inc. ('Curtice-Burns' or 'the Company') after elimination of intercompany transactions and balances. The acquisition of Curtice Burns was completed on November 3, 1994 (see NOTE 3 - 'Change in Control of Curtice-Burns'). Prior to November 3, 1994, Curtice-Burns was not included in the financial statements.

Reclassification: Certain items for fiscal 1994 and fiscal 1993 have been reclassified to conform with fiscal 1995 presentations.

Inventories: Inventories are stated at the lower of cost or market on the first-in, first-out ('FIFO') method. Inventory reserves are recorded to reflect the difference between FIFO cost and the market value applicable to canned and frozen fruit and vegetable inventories. These reserves amounted to $.1 million for fiscal 1995.

Investment in CoBank ('The Bank'): The investment in the Bank is required as a condition of borrowing. These securities are not physically issued by the Bank, but the Company is notified as to their monetary value. The investment is carried at cost plus the Company's share of the undistributed earnings of the Bank (that portion of patronage refunds not distributed currently in cash) which approximates market.

Manufacturing Overhead: Allocation of manufacturing overhead to finished goods produced is on the basis of a production year; thus at the end of each fiscal year, manufacturing costs incurred by seasonal plants, subsequent to the previous pack, are deferred and included in the accompanying balance sheet under the caption 'Prepaid manufacturing expense.'

Property, Plant, and Equipment and Related Lease Arrangements: Property, plant, and equipment are depreciated over the estimated useful lives of the assets using the straight-line method, half-year convention, over 4 to 40 years.

Assets held for sale are separately classified on the balance sheet. The recorded value represents an estimate of net realizable value.

Lease arrangements are capitalized when such leases convey substantially all of the risks and benefits incidental to ownership. Capital leases are amortized over either the lease term or the life of the related assets, depending upon available purchase options and lease renewal features.

Income Taxes: Income taxes are provided on non-patronage income for financial reporting purposes. Deferred income taxes resulting from temporary differences between financial reporting and tax reporting as well as from the issuance of non-qualified retains are appropriately classified in the balance sheet and properly reflect the effects of the acquisition in accordance with the Statement of Financial Accounting Standards ('SFAS') No. 109, 'Accounting for Income Taxes.' See NOTE 7. - 'Taxes on Income.'

Pension: The Company and its subsidiaries have several pension plans and participate in various union pension plans which on a combined basis cover substantially all employees. Charges to income with respect to plans sponsored by the Company and its subsidiaries are based upon actuarially determined costs. Pension liabilities are funded by periodic payments to the various pension plan trusts.

Employers' Accounting for Postemployment Benefits: On June 26, 1994, the Company adopted the SFAS No. 112, 'Employers' Accounting for Postemployment Benefits,' with no significant impact. This statement establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. Postemployment benefits are all types of benefits provided to former or inactive employees, their beneficiaries, and covered dependents.

Goodwill and Other Intangibles: Goodwill and other intangible assets include the cost in excess of the fair value of net tangible assets acquired and acquired non-competition agreements and trademarks. Goodwill and other intangible assets, stated net of accumulated amortization, are amortized on a straight-line basis over approximately 35 years. The Company periodically assesses whether there has been a permanent impairment in the value of goodwill. This is accomplished by determining whether the estimated, undiscounted future cash flows from operating activities exceed the carrying value of goodwill as of the assessment date. Should aggregate future cash flows be less than the carrying value, a writedown would be required, measured by the difference between the discounted future cash flows and the carrying value of goodwill.

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' (SFAS No. 121). SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Management believes current policies in effect, such as that pertaining to goodwill and intangibles, satisfy the requirements of SFAS No. 121, and no further action on the part of the Company will be required for compliance.

Commodities Options Contracts: In connection with the purchase of certain commodities for anticipated manufacturing requirements, the Company occasionally enters into options contracts as deemed appropriate to reduce the effect of price fluctuations. These options contracts are accounted for as hedges and, accordingly, gains and losses are deferred and recognized in cost of sales as part of the product cost.

Casualty Insurance: The Company is insured for workers compensation and automobile liability through a self-insurance program. The Company accrues for the estimated losses from both asserted and unasserted claims. The estimate of the liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims data.

Earnings Per Share Data Omitted: Earnings are not distributed to members in proportion to their common stock holdings. For example, patronage related earnings (representing those earnings derived from patronage-sourced business) are distributed to members in proportion to the dollar value of deliveries under Pro-Fac contracts rather than based on the number of shares of common stock held.

Environmental Expenditures: Environmental expenditures that pertain to current operations are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenues are expensed. Liabilities are recorded when remedial activities are probable, and the cost can be reasonably estimated.

Advertising: Production costs of commercials and programming are charged to operations in the year first aired. The cost of other advertising promotion and marketing programs are charged in the year incurred. Advertising expense incurred in fiscal 1995 amounted to $13,150,000.

NOTE 2.     AGREEMENTS WITH CURTICE-BURNS

On November 3, 1994, Curtice Burns was acquired by Pro-Fac (see NOTE 3 -'Change in Control of Curtice-Burns'). Pro-Fac and the Company were established together in the early 1960s and, before Pro-Fac's recent acquisition of the Company, had a long-standing contractual relationship under the Integrated Agreement and similar Predecessor entity agreements. The Integrated Agreement, which has been superseded by the Pro-Fac Marketing and Facilitation Agreement, consisted of four principal sections: Operations Financing, Marketing, Facilities Financing, and Management.

The provisions of the Integrated Agreement included the financing of certain assets utilized in the business of the Company and provided a sharing of income and losses between Curtice-Burns and Pro-Fac. Under the Pro-Fac Marketing and Facilitation Agreement, Pro-Fac and the Company will continue the Marketing and Management arrangements of the Integrated Agreement as well as the sharing of income and losses. The capital contribution of Pro-Fac to the Company at acquisition primarily included the cancellation of indebtedness and capital lease obligations.

Subsequent to the acquisition date, Pro-Fac invested an additional $3.9 million and committed to another $10.0 million investment which is reflected as a capital contribution receivable on the Curtice-Burns balance sheet.

Funds made available by the distribution of investment certificates to members, in lieu of cash by Pro-Fac, have historically been reinvested by Pro-Fac in the Company. Under the Indentures related to the Notes, Pro-Fac will be required to reinvest at least 70 percent of the additional Patronage income in Curtice-Burns.

Amounts received by Pro-Fac from Curtice-Burns under both Agreements for the fiscal years ended June 24, 1995, June 25, 1994, and June 26, 1993 include: commercial market value of crops delivered, $55.9 million, $59.2 million and $59.8 million, respectively; interest income, $6.1 million, $15.6 million, and $17.1 million, respectively; and additional proceeds from profit/(loss) sharing provisions, $9.6 million, $16.8 million and $(21.8) million, respectively. Payments by the Company to Pro-Fac for interest, amortization, and lease financing payments ceased as of November 3, 1994.

NOTE 3.     CHANGE IN CONTROL OF CURTICE-BURNS

In 1993, the Company's management and Board of Directors began exploring several strategic alternatives for the Company, including a possible sale of all the equity of the Company. Those activities ultimately resulted in the Company entering into an Agreement and Plan of Merger with Pro-Fac and its subsidiary PFAC on September 27, 1994 (the 'Merger Agreement'). Pursuant to the Merger Agreement, on October 4, 1994, Pro-Fac initiated a tender offer for all of the Company's outstanding stock at $19.00 per share. At the expiration of the tender offer on November 2, 1994, 6,229,442 shares of Class A and 2,046,997 shares of Class B common stock (or approximately

94 percent and 99 percent, respectively, of the total number of outstanding shares of Class A and Class B common stock of the Company) had been validly tendered and not withdrawn. All such tendered shares were accepted for payment by PFAC. On November 3, 1994, PFAC merged into the Company, making the Company a wholly-owned subsidiary of Pro-Fac.

Prior to November 3, 1994, the Company expensed $2.2 million of legal, accounting, investment banking, and other expenses relative to the change of control issue. In recognizing these expenses, the Company allocated half of these amounts to Pro-Fac as a deduction to the profit split. Pro-Fac disputed these charges, but such dispute was resolved with the merger.

The acquisition was accounted for using the purchase method of accounting. In conjunction with the change in ownership all other identifiable assets and liabilities were adjusted to reflect their fair value at the date of acquisition. In recording the transaction, approximately $121.5 million was recorded to adjust property, plant, and equipment to fair market value. In addition lives were adjusted for assets acquired. The resulting annual depreciation will approximate $23.3 million on all existing assets at the appraised values. In addition, approximately $104.0 million of goodwill and other intangible assets were recorded as the excess of purchase cost over net tangible assets acquired. Included in this amount was approximately $43.8 million for deferred tax adjustments to properly reflect the effects of the acquisition in accordance with the SFAS No. 109, 'Accounting for Income Taxes.' The resulting annual amortization of goodwill and other intangible assets will approximate $3.0 million for goodwill and other intangible assets using lives ranging from 5 to 35-years. There were no other significant changes to accounting policies as a result of the acquisition.

In connection with the acquisition, PFAC sold $160.0 million of 12.25 percent Senior Subordinated Notes (the 'Notes') due 2005 and entered into a credit agreement (the 'New Credit Agreement') with the Bank, which provided for a term loan, a term loan facility, a seasonal loan facility, and a letter of credit facility. All obligations of PFAC under the Notes and the New Credit Agreement have become obligations of the Company.

Following, in capsule form, is the consolidated, unaudited results of operations of Pro-Fac for the fiscal years ended June 24, 1995 and June 25, 1994, assuming the acquisition by Pro-Fac took place at the beginning of the 1994 fiscal year.

(In Millions)

                                             Fiscal Year Ended
                                          (Pro Forma is unaudited)

                                               June 24, 1995                 June 25, 1994
                                           ---------------------         ----------------------
                                           Actual      Pro Forma         Actual       Pro Forma
                                           ------      ---------         ------       ---------
        Net sales                          $522.4       $748.5           $58.2          $829.1
        Income before taxes                $ 22.5       $ 28.4           $23.7          $ 10.1
        Net income                         $ 29.5       $ 31.4           $24.5          $  6.1

NOTE 4.       DISPOSALS

National Oats: On November 19, 1993, the Company sold the oats portion of the National Oats business for $39.0 million and transferred the popcorn business to Comstock Michigan Fruit. The sale of the oats business resulted in an approximate $10.9 million pretax gain in fiscal 1994.

Hiland Potato Chips: On November 22, 1993, the Company sold certain assets of the Hiland potato chips business for approximately $3.0 million. There was no material gain or loss on this transaction after taking into account the fiscal 1993 restructuring charge.

Meat Snacks: On February 22, 1994, the Company sold the meat snacks business for approximately $5.0 million. There was no material gain or loss on this transaction after taking into account this restructuring charge recorded in fiscal 1993.

Nalley's U.S. Chips and Snacks: On December 19, 1994, the Company sold the Nalley's U.S. Chips and Snacks business for approximately $2.0 million. In the first quarter of fiscal 1995, the Company recognized a charge of approximately $8.4 million in connection with the elimination of this line of business. This sale was contemplated by Pro-Fac in conjunction with the acquisition.

Nalley's Canada Ltd.: On March 30, 1995, the Company announced the potential sale of Nalley's Canada Ltd., located in Vancouver, British Columbia, to a group led by management within its Canadian subsidiary. This sale was finalized, subsequent to fiscal year end (as of June 26, 1995) and was contemplated by Pro-Fac in conjunction with the acquisition. The assets of Nalley's Canada Ltd. are classified as held for sale as of June 24, 1995.

The Company's Nalley's U.S. division will provide to Nalley's Canada Ltd., through a supply agreement, those products which would no longer be manufactured in Canada.

The business divestitures resulted in the following charges to earnings of the Predecessor company in fiscal 1993, 1994 and fiscal 1995:

Fiscal 1993 Restructuring Charge: To reflect completed and anticipated effects of the restructuring program, the Company incurred restructuring charges in fiscal 1993 of $61.0 million. This charge included the loss incurred on the sale of the Lucca Frozen Foods business, anticipated losses on the sale of the Hiland potato chips and meat snacks businesses, and other costs anticipated in conjunction with the restructuring program.

Fiscal 1994 Restructuring Gain: Included in fiscal 1994 results was a net gain of $7.8 million comprised of a gain on the sale of the oats business of $10.9 million, net of a charge of $3.1 million to adjust previous estimates regarding activities initiated in fiscal 1993.

Fiscal 1995 Restructuring Charge: Included in fiscal 1995 results was a restructuring charge of $8.4 million to reflect the estimated impact of the sale of certain assets of the Nalley's U.S. Chips and Snacks operation and other expenses relating to the disposal of this operation.

NOTE 5.       DEBT

New Credit Agreement: The Bank has provided the Company, subject to the terms and conditions set out in the New Credit Agreement, as amended, with loans of up to $200 million to finance the purchase of shares pursuant to the tender offer and the merger, to refinance certain existing indebtedness of Pro-Fac and the Company, and to pay fees and expenses related to the purchase of shares. The balance outstanding under the New Credit Agreement was $195.0 million at June 24, 1995.

The Bank also has provided the Company, subject to the terms and conditions set out in the New Credit Agreement, as amended, with seasonal financing of up to $86.0 million and a $11.0 million Letter of Credit Facility. The Acquisition Facility, the Seasonal Facility, and the Letter of Credit Facility are collectively referred to herein as the 'Bank Facility.'

      Guarantees and Security: All obligations under the Bank Facility are guaranteed by Pro-Fac and certain subsidiaries of Curtice-Burns (the 'Subsidiary Guarantors'). The Company's obligations under the Bank Facility and Pro-Fac's and the Subsidiary Guarantors' obligations under their respective guaranties are secured by all of the assets of the Company and each guarantor, respectively, including (i) all present and future accounts, contracts rights, chattel paper, instruments (excluding shares of capital stock), documents, inventory, general intangibles, and equipment; (ii) all real property; and (iii) all products and proceeds of the foregoing.

      Interest: The Bank Facility provides for interest rates on the Acquisition Facility, at the Company's option, equal to (i) the relevant London interbank offered rate plus 2.60 percent, (ii) the relevant prime rate plus 0.50 percent, or (iii) the relevant U.S.
      Treasury Rate plus 3.00 percent.

      The Seasonal Facility provides for interest rates on amounts outstanding thereunder at the Company's option equal to (i) the relevant London interbank offered rate plus 1.75 percent, (ii) the relevant prime rate minus 0.25 percent, or (iii) the relevant U.S. Treasury Rate plus 2.00 percent. The Bank has extended to a portion of the Acquisition Facility for a limited period of time certain fixed rates that were in effect with respect to indebtedness repaid to the Bank on November 3, 1994. The weighted-average rate of interest applicable to the Acquisition Facility was 8.7 percent per annum for the period from November 3, 1994 through June 24, 1995.

      Based on an estimated borrowing rate at fiscal year end 1995 of 9.0 percent for long-term debt with similar terms and maturities, the fair value of the Cooperative's long-term debt outstanding is approximately $193.8 million at June 24, 1995.

      Based on an estimated borrowing rate at fiscal year end 1994 of 8.0 percent for long-term debt with similar terms and maturities, the fair value of the Cooperative's long-term debt outstanding was approximately $136.8 million at June 24, 1995.

      Borrowings under the Seasonal Facility are payable at the expiration of that portion of the facility, which is May 1996; except that for 15 consecutive calendar days during each fiscal year, the borrowings under the Seasonal Facility must be zero. The average borrowing under the Seasonal Facility was $65.1 million during fiscal 1995, and the weighted-average interest rate on such borrowing was 7.2 percent. There were no borrowings under this Seasonal Facility at June 24, 1995. The Letter of Credit Facility provides for the issuance of letters of credit through May 1996.

      Certain Covenants: The Pro-Fac Bank Guarantee requires Pro-Fac, on a consolidated basis, to maintain specified levels with regard to working capital, tangible net worth, fixed charges, the incurrence of additional debt, and limitations on dividends, investments, acquisitions, and asset sales. The Company is in compliance with, or has obtained waivers for, all restrictions and requirements under the terms of the borrowing agreement.

Other Debt: Other debt of $.2 million carries rates up to 11.0 percent at June 24, 1995.

Maturities: Total long-term debt maturities during each of the next five fiscal years are as follows: 1996, $11.5 million; 1997 through 1999, $8.0 million each; and 2000, $31.1 million. Provisions of the Term Loan Facility require annual payments in the years 1996 through 2000 in October of each year in an amount equal to the 'annual cash sweep' (equivalent to approximately 80 percent of net income adjusted for certain cash and non-cash items) for the preceding fiscal year as defined in the Acquisition Facility. The annual sweep to be paid on October 1, 1995 (included in the fiscal 1996 amount above) relating to fiscal 1995 amounted to $3.5 million. Provisions of the Term Loan Facility also require that cash proceeds from the sale of businesses be applied to the Term Loan Facility. The sale of Nalley's Canada Ltd. subsequent to 1995 fiscal year end resulted in $3.8 million cash proceeds that were applied to this debt.

The Senior Subordinated Notes ('Notes'): The Notes represent general unsecured obligations of the Company, subordinated in right of payment to certain other debt obligations of the Company (including the Company's obligations under the New Credit Agreement).

The Notes are limited in aggregate principal amount to $160.0 million and will mature on February 1, 2005. Interest on the Notes accrues at the rate of 12.25 percent per annum and is payable semi-annually in arrears on February 1 and August 1, commencing on February 1, 1995, to holders of record on the immediately preceding January 15 and July 15, respectively. Except as provided above, interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest is computed on the basis of a 360-day year, comprised of 12 30-day months.

Each of the Pro-Fac and the Subsidiary Guarantors has unconditionally guaranteed the payment of Obligations of the Company under the Notes. Rights of holders, pursuant to such guarantees, are subordinate to the rights of the holders of the Senior Indebtedness of Pro-Fac and the Subsidiary Guarantors to payment in full in the same manner as the rights of holders of the Notes are subordinate to those of the holders of the Senior Indebtedness of the Company.

Based on an estimated borrowing rate at fiscal year end 1995 of 11.6 percent for borrowings with similar terms and maturity, the fair value of the Notes was $149.8 million at June 24, 1995.

Short-Term Borrowings: Short-term borrowings for the three years ended June 24, 1995 were as follows:

(Dollars in Thousands)

                                                                  Fiscal          Fiscal         Fiscal
                                                                   1995            1994           1993
                                                                  ------          ------         ------
Balance at end of period                                          $    --         $11,500        $12,000
Rate at fiscal year end                                                --%            5.5%           4.3%
Maximum outstanding during the period                             $73,000         $46,000        $56,000
Average amount outstanding during the period                      $55,648         $30,464        $39,444

Weighted average interest rate during the period                      7.5%            4.8%           4.6%

The above amounts include borrowings under existing and pre-existing loan agreements.

NOTE 6.     PROPERTY, PLANT AND EQUIPMENT AND RELATED OBLIGATIONS

The following is a summary of property, plant and equipment and related obligations at June 24, 1995.

(Dollars in Thousands)

                                                                  June 24, 1995
                                                      ---------------------------------------
                                                      Owned          Leased
                                                      Assets         Assets            Total
                                                      ------         ------            -----
       Land                                          $  5,467         $   --          $  5,467
       Land improvements                                1,540             --             1,540
       Buildings                                       92,215            795            93,010
       Machinery and equipment                        168,477          3,520           171,997
       Construction in progress                        20,489             --            20,489
                                                     --------         ------          --------
                                                      288,188          4,315           292,503
       Less accumulated depreciation                   16,695          1,846            18,541
                                                     --------         ------          --------
       Net                                           $271,493         $2,469          $273,962
                                                     ========         ======          ========
       Obligations under capital leases(1)                            $2,384          $  2,384
       Less current portion                                              764               764
                                                                      ------          --------
       Long-term portion                                              $1,620          $  1,620
                                                                      ======          ========

(1) Represents the present value of net minimum lease payments calculated at the Company's incremental borrowing rate at the inception of the leases, which ranged from 6 to 9 percent.

Interest capitalized in conjunction with construction amounted to $1,841,000 and $79,000 in fiscal 1995 and 1994, respectively.

The following is a schedule of future minimum lease payments together with the present value of the minimum lease payments related to capitalized leases, both as of June 24, 1995.

(Dollars in Thousands)

            Fiscal Year Ending Last                       Capital     Operating     Total Future
               Saturday in June                           Leases       Leases        Commitment
            -----------------------                       -------     ---------     ------------
                    1996                                  $1,225       $ 4,868        $ 6,093
                    1997                                     842         2,804          3,646
                    1998                                     637         2,028          2,665
                    1999                                     395         1,422          1,817
                    2000                                      75           366            441
                Later years                                  320           597            917
                                                          ------       -------        -------
            Net minimum lease payments                     3,494        12,085        $15,579
                                                                       =======        =======
            Less amount representing interest              1,110
                                                          ------
            Present value of minimum lease payments       $2,384
                                                          ======


Total rent expense related to operating leases (including lease arrangements of less than one year which are not included in the previous table) amounted to $6,107,000 for fiscal year 1995.

NOTE 7.     TAXES ON INCOME

The consolidated financial statements reflect the tax status of the Cooperative and its wholly-owned subsidiary, Curtice-Burns Foods, Inc. Pro-Fac has been taxed as a cooperative since its inception. Curtice-Burns has consistently been taxed as a Subchapter C Corporation.

A  summary  of  the   Cooperative's   taxable   income/(loss)  and  the  related
(benefit)/provision for income taxes for fiscal 1995, 1994, and 1993 follows:

Dollars in Thousands

Fiscal Years Ended                                       June 24,         June 25,         June 26,
                                                           1995             1994             1993
                                                         --------         --------         --------
Consolidated income/(loss) before taxes
   dividends and allocation of net proceeds              $ 22,525         $ 23,698         $(17,498)
Taxable (income)/loss of Curtice-Burns                     (5,555)              --               --
Dividend received from Curtice-Burns                        2,264               --               --
                                                         --------         --------         --------
Excess/(deficiency) of revenues before
   taxes, dividends and allocation of
     net proceeds                                          19,234           23,698          (17,498)
Less:
   Patronage income to be allocated to members
     for current period                                    (7,375)         (15,546)          (5,261)
   Cash dividends paid on capital stock                    (4,914)          (4,390)          (4,548)
   Dividend received deduction on Curtice-Burns
     dividend                                              (2,264)              --               --
   Utilization of net operating loss
     carryforwards                                         (4,665)          (3,857)              --
Difference between book and tax
   methodologies                                              (16)              95               52
                                                         --------         --------         --------

Taxable income/(loss) to the Cooperative                 $     --         $     --         $(27,255)
                                                         ========         ========         ========

(Benefit)/provision for income taxes:
   Federal -
     Current                                             $ (2,428)        $    267         $    207
     Deferred                                              (7,891)            (613)            (207)
                                                         --------         --------         --------
                                                          (10,319)            (346)              --
     State                                                     --             (498)              --
                                                         --------         --------         --------
                                                         $(10,319)        $   (844)        $     --
                                                         ========         ========         ========

A summary of Curtice Burns taxes on income include the following for the period subsequent to acquisition:

(Dollars in Thousands)
                                         Federal -
                                           Current                 $(1,368)
                                           Deferred                  3,810
                                                                   -------
                                                                     2,442
                                                                   -------
                                         State and foreign -
                                           Current                     (46)
                                           Deferred                    895
                                                                   -------
                                                                       849
                                                                   -------
                                                                   $ 3,291
                                                                   =======

The consolidated deferred tax liabilities/assets consist of the following at June 24, 1995:

                   Liabilities
                      Depreciation                                          $(66,736)
                      Non-compete agreements                                  (1,120)
                      Long-term receivables                                     (626)
                      Prepaid manufacturing                                   (3,827)
                      Other                                                      (45)
                                                                            --------
                                                                             (72,354)
                                                                            --------
                   Assets
                      Non-qualified retains                                    1,181
                      Inventory reserves                                       3,416
                      Allowance for doubtful accounts                            382
                      Capital and operating loss carryforwards                 9,838
                      Accrued employee benefits                                3,711
                      Insurance accruals                                       1,659
                      Pension/OPEB accruals                                    6,237
                      Plant consolidation and closing expenses                 2,572
                      Tax credits                                              3,628
                      Other                                                    1,625
                                                                            --------
                                                                              34,249
                                                                            --------
                      Net deferred liabilities                               (38,105)
                      Valuation allowance                                     (7,366)
                                                                            --------
                                                                            $(45,471)
                                                                            ========

A benefit for the Cooperative has been recorded for a net operating loss carryforward resulting from 1993 operations. As of June 24, 1995, the amount available is $17.4 million ($6.1 million net of tax) which expires in 2008.

In conjunction with the acquisition, a valuation allowance was recorded in fiscal 1995 for that portion of the Curtice Burns capital loss carryforward and tax credits where it was more likely than not that a tax benefit would not be realized.

A reconciliation of the consolidated effective tax rate to the amount computed by applying the federal income tax rate to income before taxes, is as follows:

Effective Tax Rate (Percent):

                                                                    June 24,        June 25,        June 26,
                                                                      1995            1994            1993
                                                                    --------        --------        ---------
Federal                                                              35.0%           34.0%          (34.0)%
State income taxes, net of federal income tax effect                  2.5             0.4              --
Goodwill amortization                                                 2.8              --              --
Loss for which no benefit was recorded                                 --              --            34.0
Utilization of net operating loss carryforward                      (26.4)          (34.0)             --
Other (net)                                                          (0.3)           (4.0)             --
                                                                    -----           -----           -----
   Subtotal                                                          13.6            (3.6)             --
Tax benefit resulting from exempt status                            (44.8)             --              --
                                                                    -----           -----           -----
   Total                                                            (31.2)%          (3.6)%            --%
                                                                    =====           =====           =====

In December 1991, the national office of the Internal Revenue Service issued a technical advice memorandum ('TAM') concluding that virtually all of Pro-Fac's income arises from patronage sources. As a result of the TAM, in January 1992 an additional distribution of patronage proceeds for fiscal 1991 was made to members in the amount of $3,727,000. Patronage proceeds available for distribution are determined by the Board of Directors each year, as stipulated in the Bylaws.

In August of 1993, the Internal Revenue Service issued a determination letter which concluded that the Cooperative is exempt from federal income tax to the extent provided by Section 521 of the Internal Revenue Code, 'Exemption of Farmers' Cooperatives from Tax.' Unlike a non-exempt cooperative, a tax-exempt cooperative is entitled to deduct cash dividends it pays on its capital stock in computing its taxable income. This exempt status is retroactive to fiscal year 1986 and is anticipated to apply to future years as long as there is no significant change in the way in which the Cooperative operates. In conjunction with this ruling, the Cooperative has filed for tax refunds for fiscal years 1986 to 1991 in the amount of approximately $7.2 million and interest payments of approximately $4.9 million. In addition, it is anticipated that the Cooperative will file for tax refunds for fiscal 1992 in the amount of approximately $1.6 million and interest payments of approximately $.3 million. Based upon the status of the government's review of the refunds for fiscal years 1986 to 1990, the legal counsel to the Cooperative has issued an opinion that such refunds constitute a legally enforceable account receivable from the government. Accordingly, refund amounts of $10.1 million for tax and interest have been reflected in the financial statements of Pro-Fac as of June 24, 1995. It is anticipated that such amounts will be received in the first half of fiscal 1996. The Board of Directors of the Cooperative has committed that substantially all of such refunds and interest payments, when received, will be invested in its subsidiary, Curtice-Burns Foods, Inc.

As a result of the acquisition, the Cooperative's exempt status has ceased.

In January 1995, the Boards of Directors of Curtice-Burns Foods, Inc. and Pro-Fac Cooperative, Inc. approved appropriate amendments to the Bylaws of Curtice-Burns Foods, Inc. to allow the Company to qualify as a cooperative under Subchapter T of the Internal Revenue Code. A private letter ruling agreeing to this change was received from the Internal Revenue Service in August 1995. The effective date of the change is June 25, 1995. As a cooperative, patronage income will be deductible to the extent distributed to its members. Accordingly, taxation on patronage income is only imposed at the patron level.

NOTE 8.     PENSIONS, PROFIT SHARING, AND OTHER EMPLOYEE BENEFITS

Pensions: The Company has primarily noncontributory defined benefit plans covering most employees. The benefits for these plans are based primarily on years of service and employees' pay near retirement. The Company's funding policy is consistent with the funding requirements of Federal law and regulations. Plan assets consist principally of common stocks, corporate bonds and U.S. Government obligations.

The Company also participates in several union sponsored pension plans; however, it is not possible to determine the Company's relative share of the accumulated benefit obligations or net assets for these plans.

Pension cost for fiscal year ended 1995 includes the following components:

(Dollars in Thousands)

             Service cost -- benefits earned during the period             $ 2,427
             Interest cost on projected benefit obligation                   4,365
             Return on assets
               Deferred gain                                                (4,789)
                                                                           -------
                                                                             2,003
             Union and other pension costs                                     147
                                                                           -------
             Net pension cost                                              $ 2,150
                                                                           =======

The pension plans' funded status was as follows at June 24, 1995:

(Dollars in Thousands)

             Actuarial present value of benefit obligations:
               Vested benefit obligation                                    $(65,350)
                                                                            ========
               Accumulated benefit obligation                               $(69,449)
                                                                            ========

             Projected benefit obligation                                   $(78,809)
             Plan assets at fair value                                        74,897
                                                                            --------
             Projected benefit obligation in excess of Plan assets            (3,912)
             Unrecognized net gain                                            (8,787)
                                                                            --------
                                                                             (12,699)
             Union and other pension plans                                      (281)
                                                                            --------

             Pension liability at year end                                  $(12,980)
                                                                            ========

In 1995 the assumed discount rate, assumed long-term rate of return on Plan assets, and the assumed long-term rate of compensation increase were 8.50 percent, 10.0 percent, and 4.50 percent, respectively.

Profit Sharing: Under the Deferred Profit Sharing Plan and the Non-Qualified Profit Sharing Plan, the Company allocated to all salaried exempt employees a percentage of its earnings in excess of 5.0 percent in 1995 of the combined long-term debt and equity (as defined) of Pro-Fac and the Company. In fiscal 1995, $1,400,000 was allocated to the Plans.

Postretirement Benefits Other Than Pensions: Generally, other than pensions, the Company does not pay retirees' benefit costs. Isolated exceptions exist, which have evolved from union negotiations, early retirement incentives and existing retiree commitments from acquired companies.

In December 1990, the Financial Accounting Standards Board issued SFAS No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions.' SFAS 106, effective for fiscal years beginning after December 15, 1992, requires employers to accrue the cost of retiree health and other postretirement benefits during the working careers of active employees and allows the transition obligation to be recognized in net income either immediately or over 20 years.

The Company adopted SFAS 106 during the first quarter of fiscal 1994. The Company has elected to amortize the unrecognized transition obligation over 20 years. The adoption of SFAS 106 is not considered material to the financial statements as a whole.

The Company has not prefunded any of its retiree medical or life insurance liabilities. Consequently there are no Plan assets held in a trust, and there is no expected long-term rate of return assumption for purposes of determining the annual expense.

The Plan's funded status was as follows at June 24, 1995:

(Dollars In Thousands)

             Accumulated postretirement benefit obligation:
               Fully eligible active participants                               $   113
               Other active participants                                            244
               Retirees                                                           2,386
                                                                                -------
                   Total                                                          2,743
               Less Plan assets at fair value                                        --
                                                                                -------
               Accumulated postretirement benefit obligation
                 in excess of fair value of assets                               (2,743)
               Unrecognized transition obligation                                    --
               Unrecognized prior service cost                                       --
               Unrecognized losses/(gains)                                         (274)
                                                                                -------
               Accrued postretirement benefit cost                              $(3,017)
                                                                                =======

Net periodic postretirement benefit cost included the following components in fiscal 1995:

(Dollars in Thousands)

             Service cost                                                       $ 15
             Interest cost                                                       154
             Actual return on assets                                              --
             Net amortization and deferral                                        --
                                                                                ----
             Net periodic postretirement benefit cost                           $169
                                                                                ====

The  weighted-average,   assumed-discount  rate  used  to  measure  the  benefit
obligations was 7.75 percent at the beginning and 8.50 percent at the end of the fiscal year.

The annual rate of increase in the per capita cost of health care benefits was assumed to be 12 percent for 1995. The rate was assumed to decrease gradually to
6.0 percent by the year 2005 and remain at that level thereafter.

The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation (APBO) and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost as follows for fiscal 1995:

(Dollars in Thousands)
                                                           Current      1% Higher
                                                            Trend         Trend
                                                           -------      ---------
                 APBO                                      $2,743        $2,874
                 Service cost+interest cost                $  170        $  178

Employers' Accounting For Postemployment Benefits: In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, 'Employers' Accounting for Postemployment Benefits.'

This Statement establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. Postemployment benefits are all types of benefits provided to former or inactive employees, their beneficiaries, and covered dependents.

The Company adopted the provisions of FAS No. 112 effective June 26, 1994. The adoption did not have a significant impact on the operations or cash flow of the Company.

NOTE 9.     COMMON STOCK AND CAPITALIZATION

Common Stock: The common stock purchased by members is related to the crop delivery of each member. Regardless of the number of shares held, each member has one vote.

Common stock may be transferred to another grower only with approval of the Pro-Fac Board of Directors. If a member ceases to be a producer of agricultural products which he markets through the Cooperative, then he must sell his common stock to another grower acceptable to the Cooperative. If no such grower is available to purchase the stock, then the member must provide one year's advance written notice of his intent to withdraw, after which the Cooperative must purchase his common stock at par value. (See NOTE 10 for common stock dividend information.)

At June 24, 1995 and June 25, 1994, there were outstanding subscriptions, at par value, for 59,568 and 9,270 shares of common stock, respectively. These shares are issued as subscription payments are received.

Preferred Stock: The existing preferred stock originated from the conversion at par value of retains. This stock is non-voting and non-cumulative, except that the holders of preferred and common stock would be entitled to vote as separate classes on certain matters which would affect or subordinate the rights of the class.

At the Cooperative's annual meeting in January 1995, shareholders approved an amendment to the certification of incorporation to authorize the creation of five additional classes of preferred stock.

On August 23, 1995, the Cooperative commenced an offer to exchange one share of its Class A cumulative preferred stock (liquidation preference $25 per share) for each of its existing non-cumulative preferred stock (liquidation preference $25 per share). The exchange offer is scheduled to expire on October 10, 1995 unless extended. Pro-Fac has applied to include, and received conditional approval for inclusion of, the cumulative preferred stock on the National Market System of the National Association of Securities Dealers Automated Quotation System ('NASDAQ').

In June 1995, the Board approved, pursuant to its authority under the Charter Amendment the creation of a new series of preferred stock, to be designated the 'Class B, Series 1, 10% cumulative preferred stock' (the 'Class B Stock'). Pro-Fac expects to issue up to 500,000 shares of the Class B Stock at $10 per share (liquidation value $10 per share) to employees of Curtice-Burns pursuant to an Employee Stock Purchase Plan adopted by the Curtice-Burns and Pro-Fac Boards of Directors in June 1995 and implemented in the fall of 1995.

The dividend rates for the preferred stock are as follows:

Non-Cumulative Preferred                    $1.50  per  share   paid annually at
                                            the  discretion  of the Board.

Cumulative Class A Preferred                $1.72  per share annually,  paid  in
                                            four quarterly  installments of $.43
                                            per share.

Cumulative Class B Preferred                $1.00 per share paid annually.

Retained Earnings Allocated to Members ('Retains'): Retains arise from patronage income and are allocated to the accounts of members within 8.5 months of the end of each fiscal year.

      Qualified Retains: Qualified retains are freely transferable and normally mature into preferred stock in December of the fifth year after allocation. Qualified retains are taxable income to the member in the year the allocation is made.

      Non-Qualified Retains: Non-qualified retains may not be sold or purchased. The present intention of the board of directors is that the non-qualified retains allocation be redeemed in five years through partial payment in cash and issuance of preferred stock. The non-qualified retains will not be taxable to the member until the year of conversion. Non-qualified retains may be subject to later adjustment if such is deemed necessary by the Board of Directors because of events which may occur after the retains were allocated.

      Beginning with the retains issued in 1995, the maturity of all future retains will result in the issuance of Class A cumulative preferred stock.

Earned Surplus (Unallocated and Apportioned): Earned surplus consists of accumulated income after distribution of earnings allocated to members, dividends and after state and federal income taxes. Earned surplus is reinvested in the business in the same fashion as retains. (See NOTE 7.)

Market for Pro-Fac Securities: There is no established market for trading Pro-Fac common stock. All trades have been arranged on a private basis between buyers and sellers.

NOTE 10.       DIVIDENDS ON CAPITAL STOCK

Dividends on preferred and common stock are declared at the discretion of the board of directors and are paid out of legally available funds. Effective January 1995, preferred shareholders are entitled to dividends as disclosed in the table in the previous NOTE. Pursuant to New York State laws, applicable to agricultural cooperatives, dividends have been declared and paid subsequent to the fiscal year to which they relate. In fiscal 1995 and 1994, dividends on preferred stock were paid at a rate of 6.75 and 6.25 percent, respectively, of the par value and dividends on common stock were paid at a rate of 5.5 and 5.0 percent, respectively, of the par value.

Subsequent to June 24, 1995, the Cooperative declared a cash dividend of 6.0 percent of the par value of preferred stock and 5.0 percent of the par value of the common stock, payable on July 15, 1995. These dividends amounted to $5,035,000.

NOTE 11.       OTHER MATTERS

                               SUBSEQUENT EVENTS

Sale of Nalley's Canada Ltd.: On March 20, 1995 Curtice-Burns announced its intention to sell its Canadian subsidiary, Nalley's Canada Ltd., located in Vancouver, British Columbia, to a management group within the Canadian subsidiary. This sale was finalized subsequent to year end (as of June 26, 1995) and was contemplated by Pro-Fac is conjunction with the acquisition. Nalley's U.S. will have an ongoing supply agreement with Nalley's Canada Ltd. as a result of the sale.

Purchase of Packer Foods: On July 21, 1995, the Company completed the acquisition of Packer Foods, a privately owned, Michigan-based food processor. The total cost of acquisition was approximately $5.4 million in notes plus interest at 10 percent to be paid until the notes mature in the year 2000. The transaction will be accounted for as a purchase. For its latest fiscal year ended December 31, 1994, Packer had net sales of $13 million, operating income of $300,000, and income before extraordinary items of $100,000. Packer Foods is in the process of being merged into the Company's Comstock Michigan Fruit operations.

Commitments: The Company's Southern Frozen Foods Division has guaranteed an approximate $1.4 million loan for the City of Montezuma to renovate a sewage treatment plant operated by Southern Frozen Foods on behalf of the City.

In July 1994, a plant operated by the Company's Southern Frozen Foods Division, located in Montezuma, Georgia, was damaged by fire. All material costs associated with the facility repairs and business interruption are anticipated to be covered under the Company's insurance policies. A gain on assets destroyed in the fire was recognized by the Company prior to the acquisition. Subsequent to the acquisition, additional costs in the amount of $2.3 million were incurred for which negotiations are currently in progress with the insurance carriers. As of June 24, 1995, the Company has received $10.0 million in proceeds from the insurance claims for the fire. Subsequent to fiscal year end, $2.5 million was received for a total of $12.5 million with $10.0 million receivable at August 30, 1995.

                                    PART II

                     Information Not Required in Prospectus

ITEM 13.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses in connection with the issuance and distribution of the securities being registered are as follows:

                    Filing fee for Registration Statement                $ 5,344.84
                    Legal fees and expenses                               10,000.00*
                    Accounting fees and expenses                          15,000.00*
                    Blue sky fees and expenses                            10,000.00*
                    Taxes                                                      None
                    Transfer agents' fees                                      None
                    Printing and engraving                                 4,000.00
                    Miscellaneous                                          3,000.00
                                                                         ----------
                       Total                                             $47,344.84
                                                                         ==========

                    *Estimated

ITEM 14.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 721 through 727 of the New York Business Corporation Law permit the registrant to indemnify its officers and directors against liabilities under certain circumstances. Section 726 of the New York Business Corporation Law allows the registrant to purchase and maintain insurance to indemnify (i) the registrant for any obligation which it incurs as a result of the indemnification of directors and officers, (ii) directors and officers in instances in which they may be indemnified by the registrant, and (iii) directors and officers in instances in which they may not otherwise be indemnified by the registrant provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance of the State of New York, for a retention amount and for co-insurance. Notwithstanding the foregoing, no such insurance may provide for any payment, other than cost of defense, to or on behalf of any director or officer (i) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or (ii) in relation to any risk the insurance of which is prohibited under the insurance law of the State of New York. As permitted by law, the registrant has obtained a policy of directors and officers liability and corporation reimbursement insurance, which is due for renewal on July 1, 1995.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

Between October 1, 1992 and November 3, 1994, the registrant issued the following securities in unregistered transactions:

             Common Stock                   March,     1993                       700 shares
                                            April,     1993                     9,730 shares

             Preferred Stock                December,  1992                   188,073 shares
                                            March,     1993                    49,292 shares
                                            December,  1993                   197,913 shares
                                            September, 1994                    46,884 shares

             Retains                        September, 1993               $ 4,809,458
                                            September, 1994               $14,177,977

Because, during such period, registrant was a farmer's cooperative organization exempt from tax under Section 521 of the Internal Revenue Code, all such issuances were exempt from registration under Section 3(a)(5)(B)(i) of the Securities Act of 1933.

Subsequent to November 3, 1994, the registrant issued 342,101 shares of preferred stock in exchange for maturing retains in December, 1994 and 77,620 shares of preferred stock in exchange for maturing retains in January, 1995. Such issuances were exempt from registration under Section 3(a)(9) of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits:

         Exhibit
         Number                    Description
         -------         -----------------------------------------------------
          3.1(1)          Certificate of Incorporation of Pro-Fac.

          3.2(2)          Bylaws of Pro-Fac.

          5(2)            Opinion and Consent of Harris Beach & Wilcox, LLP.

         10.1(3)          Indenture, dated as of November 3, 1994 (the 'Inden-
                          ture'), among PFAC, Pro-Fac and IBJ Schroder Bank & Trust
                          Company ('IBJ'), as Trustee, as amended by First
                          Supplemental Indenture, dated as of November 3, 1994,
                          each with respect to Curtice-Burns' 12 1/4% Senior
                          Subordinated Notes due 2005 (the 'Notes').

         10.2(3)          Term Loan, Term Loan Facility and Seasonal Loan
                          Agreement, dated as of November 3, 1994, among Springfield Bank for Cooperatives (the 'Bank'),
                          Curtice-Burns and PFAC.

         10.3(3)          Parent Guaranty, dated as of November 3, 1994, by Pro-Fac
                          in favor of the Bank.

         10.4(3) Parent Security Agreement, dated as of November 3, 1994 between Pro-Fac and the Bank.

         10.5(4)          Mortgage, Open End Mortgage, Deed of Trust, Trust Deed,
                          Deed to Secure Debt, Purchase Money Mortgage, Assignment,
                          Security Agreement and Financing Statement dated November
                          3, 1994 among PFAC, Curtice-Burns and the Bank.

         10.6(3) Marketing and Facilitation Agreement, dated as of No-vember 3, 1994, between Pro-Fac and Curtice-Burns.

         10.7(3)          Management Incentive Plan, as amended.

         10.8(3)          Supplemental Executive Retirement Plan, as amended.

         10.9(3)          Key Executive Severance Plan, as amended.

         10.10(3)         Master Salaried Retirement Plan, as amended.

         10.11(3)         Non-Qualified Profit Sharing Plan, as amended.

         10.12(3)         Excess Benefit Retirement Plan.

         10.13(2)         Modification of Term Loan, Term Loan Facility, and
                          Seasonal Loan Agreement, dated as of January 26, 1995, between Curtice Burns and the Bank.

         10.14(2)         Second Amendment to Non-Qualified Profit Sharing Plan.


         Exhibit
         Number                    Description
         -------          -----------------------------------------------------
         10.15(2)         Modifications B through D of Term Loan, Term Loan
                          Facility, and Seasonal Loan Agreement between Curtice-
                          Burns and the Bank.

         12(1)            Computation of Ratio of Earnings to Fixed Charges and
                          Preferred Dividends.

         21.1(3)          List of Subsidiaries.

         23.1             Consent of Price Waterhouse LLP, independent accountants,
                          relating to the financial statements of Pro-Fac.

         23.2             Consent of Price Waterhouse LLP, independent accountants,
                          relating to the consolidated financial statements of
                          Curtice-Burns.

         23.3(2)          Consent of Harris Beach & Wilcox, LLP (included in
                          Exhibit 5).

(1)  Revised version of form previously filed.

(2)  Previously filed.

(3) Incorporated by reference from Registration Statement No. 33-56517, as amended.

(4) Incorporated by reference from Annual Report on Form 10-K for fiscal year ended June 24, 1995.

   (b)   Financial Statement Schedules:

              Curtice-Burns Foods, Inc.
              Pro-Fac Cooperative, Inc.

         Schedule Reference                   Schedule Description
         ------------------                  ---------------------------------
         Schedule II                          Valuation and Qualifying Accounts

      All other schedules of the Company and Pro-Fac for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required, are inapplicable or have been disclosed in the notes to the consolidated financial statements and therefore have been omitted.

ITEM 17.       UNDERTAKINGS

      The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or event arising after the effective date of this registration (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To  remove  from   registration  by  means  of  a  post-effective
               amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURE



Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on the 10th day of October, 1995.


                                               PRO-FAC COOPERATIVE, INC.



                                        BY:    /s/Stephen R. Wright
                                               ---------------------
                                                  Stephen R. Wright
                                                  General Manager

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                                    TITLE                                  DATE

*                                      President and Director                       October 10, 1995
------------------------
(BRUCE R. FOX)


*                                      Vice President and Director                  October 10, 1995
------------------------
(ALBERT P. FAZIO)


*                                      Treasurer and Director                       October 10, 1995
------------------------
(STEVEN D. KOINZAN)


*                                      Secretary and Director                       October 10, 1995
------------------------
(TOMMY R. CRONER)


*                                      Director                                     October 10, 1995
------------------------
(DALE W. BURMEISTER)


*                                      Director                                     October 10, 1995
------------------------
(ROBERT V. CALL, JR.)


*                                      Director                                     October 10, 1995
------------------------
(GLEN LEE CHASE)


*                                      Director                                     October 10, 1995
------------------------
(KENNETH A. MATTINGLY)


*                                      Director                                     October 10, 1995
------------------------
(ALLAN D. MITCHELL)


*                                      Director                                     October 10, 1995
------------------------
(ALLAN W. OVERHISER)


*                                      Director                                     October 10, 1995
------------------------
(PAUL E. ROE)


*                                      Director                                     October 10, 1995
------------------------
(EDWARD L. WHITAKER)


*                                      General Manager                              October 10, 1995
------------------------
(STEPHEN R. WRIGHT)                    (Principal Executive Officer)


*                                      Assistant Treasurer                          October 10, 1995
------------------------
(WILLIAM D. RICE)                      (Principal Accounting Officer)



*By:     /s/ STEPHEN R. WRIGHT                                                      October 10, 1995
       ---------------------------
           (STEPHEN R. WRIGHT)
            Attorney-in-Fact



                                      II-6




                                                                                                      SCHEDULE II


Curtice-Burns Foods, Inc.
Valuation and Qualifying Accounts
For the Three Fiscal Years Ended June 24, 1995



                                                         Fiscal 1995
                                              -----------------------------------
                                                Successor*          Predecessor       Predecessor     Predecessor
                                              11/4/94-6/24/95     6/26/94-11/3/94     Fiscal 1994     Fiscal 1993
                                              ---------------     ---------------     -----------     -----------
Allowance for doubtful accounts
   Balance at beginning of period                $683,000           $1,066,000        $  801,000      $ 1,353,000
   Additions charged to expense                  $ 91,000           $  292,000        $  702,000      $   346,000
   Deductions                                    $101,000           $  427,000        $  437,000      $   898,000
   Balance at end of period                      $673,000           $  931,000        $1,066,000      $   801,000

Inventory reserve
   Balance at beginning of period                $     --           $  379,000        $1,189,000      $ 2,520,000
   Net change                                    $144,000           $  635,000        $ (810,000)     $(1,331,000)
   Balance at end of period**                    $144,000           $1,014,000        $  379,000      $ 1,189,000


 *Valuation accounts were revalued by the acquiring company.

**Difference between FIFO cost and market applicable to canned and frozen fruit and vegetable inventories.

                                                                  SCHEDULE II


Pro-Fac Cooperative, Inc.
Valuation and Qualifying Accounts
For the Fiscal Year Ended June 24, 1995


                    Allowance for doubtful accounts
                       Balance at beginning of period                  $683,000
                       Additions charged to expense                    $ 91,000
                       Deductions                                      $101,000
                       Balance at end of period                        $673,000

                    Inventory reserve
                       Balance at beginning of period                  $     --
                       Net change                                      $144,000
                       Balance at end of period*                       $144,000

* Difference between FIFO cost and market applicable to canned and frozen fruit and vegetable inventories.

                                      S-2